      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 29, 1996

                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                           HMT TECHNOLOGY CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                            3695                           94-3084354
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER IDENTIFICATION
                                            CLASSIFICATION                       NUMBER)
  INCORPORATION OR ORGANIZATION)             CODE NUMBER)

                             ---------------------
                                1055 PAGE AVENUE
                               FREMONT, CA 94538
                                 (510) 490-3100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                             ---------------------

                                PETER S. NORRIS
                            CHIEF FINANCIAL OFFICER
                           HMT TECHNOLOGY CORPORATION
                                1055 PAGE AVENUE
                               FREMONT, CA 94538
                                 (510) 490-3100
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                             ---------------------

                                   COPIES TO:

               JAMES C. KITCH, ESQ.                                JOHN A. FORE, ESQ.
              JULIA L. DAVIDSON, ESQ.                            ANDREW J. HIRSCH, ESQ.
               COOLEY GODWARD CASTRO                        WILSON SONSINI GOODRICH & ROSATI
                 HUDDLESON & TATUM                              PROFESSIONAL CORPORATION
               FIVE PALO ALTO SQUARE                               650 PAGE MILL ROAD
                3000 EL CAMINO REAL                                PALO ALTO, CA 94304
             PALO ALTO, CA 94306-2155                                (415) 493-9300
                  (415) 843-5000

                             ---------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.
                             ---------------------
                        CALCULATION OF REGISTRATION FEE
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                                                               PROPOSED
                                                                MAXIMUM
                                                               OFFERING
                                                                 PRICE      PROPOSED MAXIMUM     AMOUNT OF
            TITLE OF SECURITIES               AMOUNT TO BE     PER SHARE   AGGREGATE OFFERING  REGISTRATION
             TO BE REGISTERED                  REGISTERED     OR PER NOTE         PRICE             FEE
- ------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value.............   4,600,000(1)     $26.31(2)     $121,026,000(2)    $41,733.10
- ------------------------------------------------------------------------------------------------------------
  % Convertible Subordinated Notes
  due 2003................................. $172,500,000(3)     100%(4)      $172,500,000(4)    $59,482.76
- ------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value.............       (5)
- ------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------

(1) Includes 600,000 shares of Common Stock issuable upon exercise of the Underwriters' over-allotment options.

(2) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(c) based on the average of the high and low sales prices on the Nasdaq National Market on May 24, 1996 under the Securities Act of 1933, as amended (the "Act").

(3) Includes $22,500,000 principal amount of     % Convertible Subordinated
    Notes due 2003 (the "Notes") issuable upon exercise of the Underwriters' over-allotment option.

(4) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(i) under the Act.

(5) Such number of shares of Common Stock as may be issuable upon conversion of the Notes, including such additional shares as may be issuable as a result of adjustments to the conversion price. No separate fee is required.
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION
STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                           HMT TECHNOLOGY CORPORATION

                             CROSS-REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K
                 SHOWING LOCATION IN PROSPECTUS OF INFORMATION
                         REQUIRED BY ITEMS OF FORM S-1

         ITEM NUMBER AND HEADING IN FORM S-1
               REGISTRATION STATEMENT                        LOCATION IN PROSPECTUS
     -------------------------------------------  --------------------------------------------
  1. Forepart of the Registration Statement and
       Outside Front Cover Page of Prospectus...  Outside Front Cover Page
  2. Inside Front and Outside Back Cover Pages
       of Prospectus............................  Inside Front and Outside Back Cover Pages
  3. Summary Information, Risk Factors and Ratio
       of Earnings to Fixed Charges.............  Summary; Risk Factors; Selected Consolidated
                                                    Financial Data; Management's Discussion
                                                    and Analysis of Financial Condition and
                                                    Results of Operations; Consolidated
                                                    Financial Statements
  4. Use of Proceeds............................  Use of Proceeds
  5. Determination of Offering Price............  Underwriting
  6. Dilution...................................  Inapplicable
  7. Selling Security Holders...................  Outside Front Cover; Principal and Selling
                                                    Stockholders; Description of Capital
                                                    Stock; Underwriting
  8. Plan of Distribution.......................  Outside Front and Inside Front Cover Pages;
                                                    Underwriting
  9. Description of Securities to be
       Registered...............................  Outside Front Cover Page; Description of
                                                    Notes; Description of Capital Stock
 10. Interests of Named Experts and Counsel.....  Legal Matters; Experts
 11. Information with Respect to the
       Registrant...............................  Outside Front and Inside Front Cover Pages;
                                                    Summary; The Company; Leveraged
                                                    Recapitalization; Risk Factors; Dividend
                                                    Policy; Price Range of Common Stock;
                                                    Capitalization; Selected Consolidated
                                                    Financial Data; Management's Discussion
                                                    and Analysis of Financial Condition and
                                                    Results of Operations; Business;
                                                    Management; Certain Relationships and
                                                    Related Transactions; Principal and
                                                    Selling Stockholders; Description of
                                                    Notes; Description of Capital Stock;
                                                    Shares Eligible for Future Sale;
                                                    Consolidated Financial Statements
 12. Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities..............................  Inapplicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES
     MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY
     NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MAY 29, 1996
                                      LOGO
                         4,000,000 SHARES COMMON STOCK
                                  $150,000,000
                     % CONVERTIBLE SUBORDINATED NOTES DUE 2003

    HMT Technology Corporation ("HMT" or the "Company") hereby offers 4,000,000
shares of Common Stock (the "Common Stock Offering"), and $150,000,000 of   %
Convertible Subordinated Notes due 2003 (the "Note Offering"). The   %
Convertible Subordinated Notes due 2003 (the "Notes") are convertible into shares of Common Stock at any time through maturity, unless previously redeemed
or repurchased, at a conversion price of $   per share, subject to adjustment in
certain events. Prior to the Note Offering, there has been no public trading market for the Notes. The Notes are expected to be traded on the over-the-counter market. The Company's Common Stock is traded on the Nasdaq National Market under the symbol "HMTT." On May 24, 1996, the last reported sale price for the Common Stock on the Nasdaq National Market was $26.00 per share.

    Interest on the Notes is payable on         and         , commencing
          , 1996. The Notes are not redeemable at the option of the Company
prior to           , 1998. At any time on or after such date, the Notes will be redeemable on at least 20 but not more than 60 days' notice, at the option of
the Company, in whole or in part at any time, initially at     % and thereafter
at prices declining to 100% of the principal amount of the Notes at maturity, together with accrued and unpaid interest to the redemption date, provided, that
the Company may not redeem the Notes prior to             , 1999 unless the
closing price of the Common Stock on the principal stock exchange or market on which the Common Stock is then quoted or admitted to trading equals or exceeds 150% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days ending on the fifth trading day prior to the date the notice of redemption is first mailed to the holders of the Notes. In the event of a Designated Event (as defined), each holder may require the Company to repurchase all or a portion of such holder's Notes at 100% of the principal amount thereof, plus accrued and unpaid interest. The Notes are unsecured and are subordinated to all existing and future Senior Indebtedness (as defined) of the Company. At March 31, 1996, the Company had outstanding approximately $8.5 million that would have constituted Senior Indebtedness. See "Description of the Notes."

    The Common Stock Offering and the Note Offering are referred to collectively as the "Offerings." Neither the closing of the Common Stock Offering nor the closing of the Note Offering is conditioned on the closing of the other offering.
                             ---------------------

     THE COMMON STOCK AND THE NOTES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. UPON THE COMPLETION OF THE OFFERINGS AND BASED ON SHARES OUTSTANDING AT MARCH 31, 1996, DIRECTORS, OFFICERS AND THEIR AFFILIATES WILL OWN APPROXIMATELY 62% OF THE OUTSTANDING COMMON STOCK AND WILL CONTROL MOST CORPORATE ACTIONS. SEE "RISK FACTORS" BEGINNING AT PAGE 9.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
       THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
           THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
               REPRESENTATION TO THE CONTRARY IS A CRIMINAL
               OFFENSE.

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- -----------------------------------------------------------------------------------------------------------
                                                                          UNDERWRITING
                                                          PRICE TO       DISCOUNTS AND      PROCEEDS TO
                                                           PUBLIC         COMMISSIONS        COMPANY(1)
- -----------------------------------------------------------------------------------------------------------
Per Share............................................         $                $                 $
- -----------------------------------------------------------------------------------------------------------
Per Note.............................................         %                %                 %
- -----------------------------------------------------------------------------------------------------------
Total Shares.........................................         $                $                 $
- -----------------------------------------------------------------------------------------------------------
Total Notes..........................................         $                $                 $
- -----------------------------------------------------------------------------------------------------------
Total(2).............................................         $                $                 $
- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------

(1) Before deducting expenses payable by the Company, estimated at $500,000.
(2) Certain stockholders (the "Selling Stockholders") have granted the Underwriters 30-day options to purchase up to 600,000 additional shares of Common Stock, solely to cover over-allotments, if any. The Company has granted the Underwriters a 30-day option to purchase up to an additional $22,500,000 principal amount of Notes solely to cover over-allotments, if any. See "Underwriting". If such options are exercised in full, total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company
    will be         ,         and         , respectively, and total proceeds to
    the Selling Stockholders will be $      .
                             ---------------------

    The Common Stock and Notes are offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such securities will be made through the offices of Robertson, Stephens & Company LLC ("Robertson, Stephens & Company"), San Francisco, California, on or about
          , 1996.

ROBERTSON, STEPHENS & COMPANY
                     ALEX. BROWN & SONS
                         INCORPORATED
                                       SALOMON BROTHERS INC
                                                               HAMBRECHT & QUIST
                The date of this Prospectus is           , 1996

                                   [ARTWORK]

                            ------------------------

                         NOTICE TO CALIFORNIA RESIDENTS

     WITH RESPECT TO SALES OF THE NOTES BEING OFFERED HEREBY TO CALIFORNIA RESIDENTS, SUCH NOTES MAY BE SOLD ONLY TO ANY BANK, SAVINGS AND LOAN ASSOCIATION, TRUST COMPANY, INSURANCE COMPANY, INVESTMENT COMPANY REGISTERED UNDER THE INVESTMENT COMPANY ACT OF 1940, PENSION OR PROFIT-SHARING TRUST (OTHER THAN A PENSION OR PROFIT-SHARING TRUST OF THE ISSUER, A SELF-EMPLOYED INDIVIDUAL RETIREMENT PLAN, OR INDIVIDUAL RETIREMENT ACCOUNT); OR ANY ORGANIZATION DESCRIBED IN SECTION 501(C)(3) OF THE INTERNAL REVENUE CODE OF 1986, WHICH HAS TOTAL ASSETS OF NOT LESS THAN $5,000,000 ACCORDING TO ITS MOST RECENT AUDITED FINANCIAL STATEMENT; OR ANY CORPORATION WHICH HAS A NET WORTH ON A CONSOLIDATED BASIS ACCORDING TO ITS MOST RECENT AUDITED FINANCIAL STATEMENT OF NOT LESS THAN $14,000,000; OR ANY WHOLLY-OWNED SUBSIDIARY OF ANY OF THE FOREGOING; OR THE FEDERAL GOVERNMENT, ANY AGENCY, INSTRUMENTALITY, OR WHOLLY-OWNED CORPORATION OF THE FEDERAL GOVERNMENT, ANY STATE, CITY, OR COUNTY, OR ANY AGENCY OR INSTRUMENTALITY OF A STATE, CITY, OR COUNTY, OR ANY STATE UNIVERSITY OR STATE COLLEGE AND ANY RETIREMENT SYSTEM FOR THE BENEFIT OF EMPLOYEES OF ANY OF THE FOREGOING; PROVIDED THAT ANY PURCHASER LISTED ABOVE REPRESENTS THAT IT IS PURCHASING FOR ITS OWN ACCOUNT FOR INVESTMENT AND NOT WITH A VIEW TO OR FOR SALE IN CONNECTION WITH ANY DISTRIBUTION OF THE NOTES AND, PROVIDED FURTHER, THAT THE FOREGOING IS ALSO SUBJECT TO CERTAIN EXCEPTIONS SET FORTH IN THE CALIFORNIA CORPORATE SECURITIES LAWS OF 1968 AND THE RULES AND REGULATIONS THEREUNDER. EACH CALIFORNIA RESIDENT PURCHASING THE NOTES OFFERED HEREBY WILL BE DEEMED TO REPRESENT BY SUCH PURCHASE THAT IT COMES WITHIN ONE OF THE AFOREMENTIONED CATEGORIES AND THAT IT WILL NOT SELL OR OTHERWISE TRANSFER SUCH NOTE TO A CALIFORNIA RESIDENT UNLESS THE TRANSFEREE COMES WITHIN ONE OF THE AFOREMENTIONED CATEGORIES AND THAT IT WILL ADVISE THE TRANSFEREE OF THIS CONDITION WHICH TRANSFEREE, BY BECOMING SUCH, WILL BE DEEMED TO BE BOUND BY THE SAME RESTRICTIONS ON RESALE.

     IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OR THE NOTES OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET, INCLUDING ON THE NASDAQ NATIONAL MARKET AND THE OVER-THE-COUNTER MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

     NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERINGS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                             ---------------------

                               TABLE OF CONTENTS

                                                                                         PAGE
                                                                                         ----
Summary.................................................................................    4
Risk Factors............................................................................    9
The Company.............................................................................   18
Leveraged Recapitalization..............................................................   18
Use of Proceeds.........................................................................   20
Dividend Policy.........................................................................   20
Price Range of Common Stock.............................................................   20
Capitalization..........................................................................   21
Selected Consolidated Financial Data....................................................   22
Management's Discussion and Analysis of Financial Condition and Results of Operations...   23
Business................................................................................   31
Glossary................................................................................   44
Management..............................................................................   45
Certain Relationships and Related Transactions..........................................   54
Principal and Selling Stockholders......................................................   56
Description of Notes....................................................................   58
Description of Capital Stock............................................................   69
Certain Federal Income Tax Considerations...............................................   71
Shares Eligible for Future Sale.........................................................   74
Underwriting............................................................................   76
Legal Matters...........................................................................   78
Experts.................................................................................   78
Additional Information..................................................................   78
Index to Consolidated Financial Statements..............................................  F-1

                             ---------------------

     The HMT Technology logo is a trademark of the Company. This Prospectus also includes tradenames and trademarks of other companies.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. This Prospectus is being used by the Company to offer 4,000,000 shares of Common Stock and $150 million principal amount of the Notes. Neither the closing of the Common Stock Offering nor the closing of the Note Offering is conditioned on the closing of the other offering. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

                                  THE COMPANY

     HMT is an independent supplier of high-performance thin film disks for high-end, high-capacity hard disk drives, which in turn are used in high-end personal computers ("PCs"), network servers and workstations. The disks currently being shipped by the Company are primarily for disk drives with storage capacities ranging from 1.6 to 9 gigabytes (using three to 12 disks), and all have coercivity levels of 1900 Oe or higher. Since March 1994, the Company has focused on addressing the needs of this high-end, high-capacity segment of the disk drive market. HMT believes that its recent operating results reflect its success in meeting these needs and that its future growth and success depend on its ability to continue to develop and market products that enable its customers to produce high-performance disk drives for high-end data storage applications. The Company provides a range of magnetic density points (coercivities), glide heights and disk thicknesses to match the design and performance requirements of each particular customer. The Company currently focuses all of its production capacity on 3 1/2-inch disks, although it is capable of producing disks in other standard form factors. In fiscal 1996, HMT sold its disks to Maxtor Corporation, Western Digital Corporation, Micropolis Corporation, Quantum Corporation, Iomega Corporation and Hewlett-Packard Company. The Company has also recently begun shipping disks to Samsung Electronics Company Limited.

     Market demand for disks and disk drives is growing rapidly, stimulated by demand for new computers, upgrades to existing computers and the growing use of sophisticated network servers. The combined demand from the PC and server markets has resulted in strong growth in unit shipments of disk drives, which in turn has stimulated the growth of the thin film disk market. According to Trend Focus, the number of thin film disks produced in 1993 was 134 million, was 256 million in 1995 and is projected to reach 416 million in 1997. The worldwide market for thin film disks is estimated to have been $3.3 billion in 1995.

     The most significant technological challenges facing disk manufacturers today are associated with market demand for increased storage capacity and durability. An effective implementation of thin film technology to meet these challenges must address various performance-related characteristics, including magnetics, glide height, durability and static friction ("stiction"). HMT focuses on providing value added technological solutions that meet the demands of the high-end, high-capacity disk drive market. The Company develops, manufactures and sells technologically advanced products designed to provide improved performance, principally through achieving higher coercivities and lower glide heights. The Company seeks to be a supplier to disk drive manufacturers with a proven record for technological leadership because these customers have the greatest ability to fully exploit the value of technologically superior disks.

     HMT believes that its internally developed proprietary manufacturing processes and state-of-the-art equipment, to which it has made proprietary modifications, combined with its extensive expertise, currently provide HMT with a technological advantage over competing independent thin film disk manufacturers. Particularly important to the Company's success are its unique tribology approach, its commitment to developing disks for drives utilizing new head technology and its ability to produce high-coercivity disks using non-precious metal alloys.

     The key elements of HMT's strategy are as follows: establish and maintain leadership in high-end product technology; develop collaborative relationships with leading head manufacturers and disk drive manufacturers; develop advanced manufacturing processes to support volume production; maintain strict quality control of manufacturing process; and expand manufacturing capacity.

     The Company has recently announced plans to construct a new production facility at its Fremont, California site, in which it plans to install up to 16 additional production scale sputtering lines. The Company has also recently acquired an aluminum substrate manufacturing facility and related equipment located in Eugene, Oregon, and has announced plans to enlarge that facility in order to increase substrate production and to add nickel plating and polishing capability.

                           THE COMMON STOCK OFFERING

Common Stock Offered by the Company..........  4,000,000 shares
Common Stock Outstanding after the
  Offerings..................................  43,979,178 shares(1)
Nasdaq National Market symbol................  HMTT

- ---------------

(1) Excludes 4,338,517 shares of Common Stock issuable upon the exercise of outstanding options and warrants as of March 31, 1996. Also excludes shares issuable upon conversion of the Notes. See "Capitalization," "Management -- Option Grants in Last Fiscal Year", "Option Exercises Last Fiscal Year" and "-- Employee Benefit Plans," "Certain Relationships and Related Transactions -- Leveraged Recapitalization" and "Description of Capital Stock."

                               THE NOTE OFFERING

Securities Offered...................      $150,000,000 principal amount of   %
                                           Convertible Subordinated Notes due
                                           2003 ($172,500,000 principal amount
                                           of the Notes if the over-allotment
                                           option is exercised in full).

Interest Payment Dates...............                and           1996,
                                           commencing           , 1996.

Maturity.............................                , 2003.

Conversion...........................      Convertible into Common Stock, $0.001
                                           par value, of the Company at any time
                                           through maturity, unless previously
                                           redeemed or repurchased, at a
                                           conversion price of $          per
                                           share, subject to adjustment under
                                           certain conditions. See "Description
                                           of Notes -- Conversion."

Optional Redemption..................      The Notes are not redeemable at the
                                           option of the Company prior to
                                                     , 1998. At any time on or
                                           after such date, the Notes will be
                                           redeemable on at least 20 but not
                                           more than 60 days' notice, at the
                                           option of the Company, in whole or in
                                           part at any time, initially at   %
                                           and thereafter at prices declining to
                                           100% of the principal amount of the
                                           Notes at maturity, together with
                                           accrued and unpaid interest to the
                                           redemption date, provided, that the
                                           Company may not redeem the Notes
                                           prior to           , 1999 unless the
                                           closing price of the Common Stock on
                                           the principal stock exchange or
                                           market on which the Common Stock is
                                           then quoted or admitted to trading
                                           equals or exceeds 150% of the
                                           conversion price for at least 20
                                           trading days within a period of 30
                                           consecutive trading days ending on
                                           the fifth trading day prior to the
                                           date the notice of redemption is
                                           first mailed to the holders of the
                                           Notes. See "Description of
                                           Notes -- Optional Redemption by the
                                           Company."

Repurchase at Option of Holders Upon
a
  Designated Event...................      In the event of a Designated Event
                                           (as defined), each holder may require
                                           the Company to repurchase all or a
                                           portion of such holder's Notes at
                                           100% of the principal amount thereof
                                           plus accrued and unpaid interest. See
                                           "Description of Notes -- Repurchase
                                           at Option of Holders Upon a
                                           Designated Event."

Subordination........................      Subordinate to all existing and
                                           future Senior Indebtedness (as
                                           defined) of the Company. As of

                                           March 31, 1996, the Company had
                                           outstanding approximately $8.5
                                           million that would have constituted
                                           Senior Indebtedness. The Indenture
                                           contains no limitations on the
                                           incurrence of additional Senior
                                           Indebtedness or other indebtedness by
                                           the Company. See "Description of
                                           Notes -- Subordination."

Trading..............................      The Notes are expected to trade in
                                           the over-the-counter market.

                                USE OF PROCEEDS

     Prepayment of $47.0 million of Subordinated Notes (as defined), redemption of $59.0 million of Series A Preferred Stock, capital expenditures, working capital and other general corporate purposes.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (In thousands, except per share data and ratios)

                                                                        YEAR ENDED MARCH 31,
                                                         ---------------------------------------------------
                                                           1992       1993       1994      1995       1996
                                                         --------   --------   --------   -------   --------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales..............................................  $ 44,076   $ 70,987   $ 64,242   $72,893   $194,401
Gross profit (loss)....................................    (8,787)    (5,250)    (3,406)    5,354     74,598
Operating income (loss) ...............................   (16,024)   (12,474)   (11,302)   (2,006)    58,674
Net income (loss) available for common stockholders....  $(21,085)  $(17,056)  $(17,325)  $(8,941)  $ 45,222
Net income (loss) available for common stockholders per
  share................................................  $  (0.61)  $  (0.49)  $  (0.50)  $ (0.26)  $   1.28
Shares used in computing per share amounts(1)..........    34,822     34,822     34,822    34,822     35,224
Ratio of earnings to fixed charges(2)..................        --         --         --        --        5.6x

                                                                                    MARCH 31, 1996
                                                                              ---------------------------
                                                                               ACTUAL      AS ADJUSTED(3)
                                                                              --------     --------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital.............................................................  $ 45,899        $196,084
Total assets................................................................   165,786         320,346
Subordinated promissory notes payable to stockholders.......................    47,000              --
  % Convertible Subordinated Notes due 2003.................................        --         150,000
Mandatorily Redeemable Series A Preferred Stock.............................    60,157              --
Total stockholders' equity..................................................    19,524         131,241

- ---------------
(1) See Note 1 of Notes to Financial Statements for an explanation of the basis used to calculate net income per share.

(2) The ratio of earnings to fixed charges is computed by dividing (x) the sum of income before provision for income taxes, extraordinary items and fixed charges, less capitalized interest, by (y) fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt expense and discount or premium relating to indebtedness, including a one time charge related to debt extinguishment of $1.1 million. Earnings were inadequate to cover fixed charges for all periods prior to fiscal 1996. The deficiencies of earnings were approximately $22.0 million, $17.6 million, $17.4 million and $8.9 million for fiscal 1992, 1993, 1994 and 1995, respectively.

(3) Adjusted to reflect (i) the sale by the Company of the 4,000,000 shares of Common Stock offered hereby at an assumed public offering price of $26.00 per share, less underwriting discounts and commissions and estimated offering expenses payable by the Company, (ii) the sale of $150.0 million of the Notes, less underwriting discounts and commissions and estimated offering expenses payable by the Company, (iii) the application of the net proceeds from the Offerings and (iv) the sale of 1,260,000 shares of Common Stock at $10.00 per share on April 12, 1996 pursuant to the over-allotment option of the underwriters for the Company's initial public offering, resulting in net proceeds of approximately $11.7 million (as if the sale occurred on March 31, 1996). See "Use of Proceeds."

Unless otherwise indicated, all information contained in this Prospectus assumes
(i) no exercise of the Underwriters' over-allotment options and (ii) the completion of the Offerings. See "Underwriting." The definition of certain terms may be found in the Glossary on page 44.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below.

HISTORY OF OPERATING LOSSES

     The Company experienced operating losses for its fiscal years ending March 31, 1994 and 1995 of $11.3 and $2.0 million, respectively. Although the Company has improved its operating results since its new management team was assembled and has achieved an operating profit in five of the past six quarters, there can be no assurance that the Company will be able to maintain profitability in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FLUCTUATIONS IN OPERATING RESULTS

     The Company's operating results historically have been, and may continue to be, subject to significant quarterly and annual fluctuations. For example, during the eight quarters ended March 31, 1996, the Company's net sales, gross profit (loss) and net income (loss) ranged from $14.8 million, $(2.6) million and $(6.7) million, respectively, for the three months ended March 31, 1995 to $65.0 million, $27.2 million and $11.6 million for the three months ended March 31, 1996. As a result, the Company's operating results in any quarter may not be indicative of its future performance. Factors affecting operating results include: market acceptance of new products; timing of significant orders; changes in pricing by the Company or its competitors; timing of product announcements by the Company, its customers or its competitors; order cancellations, modifications and quantity adjustments and shipment reschedulings; changes in product mix; manufacturing yields; the level of utilization of the Company's production capacity; increases in production and engineering costs associated with initial manufacture of new products; and changes in the cost of or limitations on the availability of materials. The impact of these and other factors on the Company's revenues and operating results in any future period cannot be forecasted with certainty. The Company's expense levels are based, in part, on its expectations as to future revenues. Because the Company's sales are generally made pursuant to purchase orders that are subject to cancellation, modification, quantity reduction or rescheduling on short notice and without significant penalties, the Company's backlog as of any particular date may not be indicative of sales for any future period, and such changes could cause the Company's net sales to fall below expected levels. If revenue levels are below expectations, operating results are likely to be materially adversely affected. Net income, if any, and gross margins may be disproportionately affected by a reduction in net sales because a proportionately smaller amount of the Company's expenses varies with its revenues. See "-- Dependence on Suppliers" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company derives substantially all of its net sales from the sale of thin film disks to a small number of customers. The Company typically supplies disks in volume for a limited number of disk drive products at any one time, and these products have an extremely short life cycle. Due to the rapid technological change and frequent development of new disk drive products, it is common in the industry for the relative mix of customers and products to change rapidly, even from quarter to quarter. Generally, new products have higher average selling prices than more mature products. Therefore, the Company's ability to introduce new products in a timely fashion is an important factor in its continued success. Moreover, manufacturing yields and production capacity utilization impact the Company's operating results. New products often have lower manufacturing yields and are produced in lower quantities than more mature products. Manufacturing yields generally improve as the product matures and production volumes increase. Manufacturing yields also vary depending on the complexity and uniqueness of product specifications. The ability to adjust manufacturing proce-dures to reduce costs and improve manufacturing yields and productivity during a product's life is limited, and many adjustments can only be implemented in connection with new product introductions or upgrades. Small variations in manufacturing yields and productivity can have a significant impact on operating results. Furthermore, because the thin film disk industry is capital intensive and requires a high level of fixed costs, operating results are also extremely sensitive to changes in volume. Substantial advance planning and commitment of financial and other resources is necessary for expansion of manufacturing capacity, while the Company's sales are generally made pursuant to purchase orders that are subject to cancellation, modification, quantity reductions or rescheduling without significant penalties. The impact of any of the foregoing factors could have a material adverse effect on the Company's business, operating results and financial condition.

DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; LENGTHY SALES CYCLE

     During fiscal 1995 and 1996, the Company shipped most of its thin film disks to four customers: Maxtor Corporation ("Maxtor"), Western Digital Corporation ("Western Digital"), Hewlett-Packard Corporation ("Hewlett Packard") and Micropolis Corporation ("Micropolis"). Aggregate shipments to Maxtor, Western Digital, Hewlett-Packard and Micropolis represented 73.7%, 5.9%, 0.0% and 11.2%, respectively, of net sales in fiscal 1995 and 40.5%, 35.8%, 3.7% and 9.1%, respectively, of net sales during fiscal 1996. There are a relatively small number of disk drive manufacturers, and the Company expects that its dependence on a few customers will continue in the future. Loss of or a reduction in orders from one or more of the Company's customers could result in a substantial reduction in net sales. Because many of the Company's expense levels are based, in part, on its expectations as to future revenues, decreases in net sales may result in a disproportionately greater negative impact on operating results. The Company's success will therefore depend on the success of its key customers. For example, in fiscal 1994 the Company's operating results were adversely affected by operating difficulties experienced by the Company's then largest customer. One or more of the Company's customers could develop or expand their ability to produce thin film disks internally and, as a result, could reduce the level of purchases or cease purchasing from the Company or could sell thin film disks in competition with the Company. For example, one of the Company's customers, Western Digital, manufactures thin film disks for its own use and an affiliate of another customer, Maxtor, has recently announced plans to do so. There has also been a trend toward consolidation in the disk drive industry, which the Company expects to continue. For example, in February 1996, two leading disk drive manufacturers, Seagate Technology, Inc. ("Seagate") and Conner Peripherals, Inc., combined to form the world's largest disk drive manufacturing company. If any of the Company's customers or competitors were to combine and reduce suppliers and competitive product lines, the Company's business, operating results and financial condition could be materially adversely affected. See "Business -- Customers, Sales and Support."

     Qualifying thin film disks for incorporation into a new disk drive product requires the Company to work extensively with the customer and the customer's other suppliers to meet product specifications. Therefore, customers often require a significant number of product presentations and demonstrations, as well as substantial interaction with the Company's senior management, before making a purchasing decision. Accordingly, the Company's products typically have a lengthy sales cycle, which can range from six to 12 months, during which the Company may expend substantial financial resources and management time and effort with no assurance that a sale will result.

INTENSE COMPETITION

     The market for the Company's products is highly competitive, and the Company expects competition to continue in the future. Certain of the Company's competitors have significantly greater financial, technical and marketing resources than the Company. There can be no assurance that in the future the Company will be able to develop and manufacture products on a timely basis with the quality and features necessary in order to remain competitive. Competitors in the thin film disk industry fall into three groups: U.S. non-captive manufacturers, Japan-based manufacturers and U.S.

captive manufacturers. Historically, each of these groups has supplied approximately one-third of the worldwide thin film disk unit output. The Company's primary U.S. non-captive competitors are Akashic Memories Corporation, a subsidiary of Kubota, Inc. ("Akashic"), Komag, Incorporated ("Komag") and StorMedia Incorporated ("StorMedia"). Japan-based competitors include Fuji Electric Company, Ltd. ("Fuji"), Mitsubishi Kasei Corporation ("Mitsubishi"), Showa Denko K.K. ("Showa Denko") and Hoya Corporation ("Hoya"). In addition, U.S. captive manufacturers, which include certain computer manufacturers, as well as disk drive manufacturers such as Seagate, an affiliate of Maxtor and Western Digital, manufacture disks or plan to manufacture disks for their internal use as part of their vertical integration programs. These companies could increase their internal production and reduce or cease purchasing from independent disk suppliers such as the Company. In the event of an oversupply of disks, these customers are likely to utilize their internal capacity prior to purchasing disks from independent suppliers such as the Company. Moreover, while captive manufacturers have, to date, sold only nominal quantities of thin film disks in the open market, there can be no assurance that such companies will not in the future do so in direct competition with the Company. Furthermore, there can be no assurance that other current and potential customers will not acquire or develop capacity to produce thin film disks for internal use. Any such changes could have a material adverse effect on the Company's business, operating results and financial condition. Announcement or implementation of any of the following by the Company's competitors could have a material adverse effect on the Company's business, operating results and financial condition: changes in pricing, product introductions, increases in production capacity, changes in product mix and technological innovation. Specifically, the thin film disk industry is characterized by intense price competition. The Company has experienced pricing pressures in the past, and there can be no assurance that the Company will not experience increased price competition in the future. Pricing pressure has included, and may in the future include, demands for discounts, long-term supply commitments and extended payment terms. Any increase in price competition could have a material adverse effect on the Company's business, operating results and financial condition. See
"Business -- Competition."

     The Company believes that certain of its competitors are currently engaged in substantial efforts to increase disk manufacturing capacity in light of the apparent imbalance between current levels of demand for disks and existing industry capacity. These efforts should result in significant additional capacity in the industry within the next one to two years. To the extent that these efforts result in industry capacity in excess of levels of demand, the Company could experience increased levels of competition, which could have a material adverse effect on the Company's business, operating results and financial condition.

DEPENDENCE ON INTENSELY COMPETITIVE AND CYCLICAL HARD DISK DRIVE INDUSTRY

     The Company's operating results are dependent on current and anticipated demand for high-end, high-capacity hard disk drives, which in turn depend on the demand for high-end PCs, network servers and workstations. The disk drive industry is cyclical and historically has experienced periods of oversupply and reduced production levels, resulting in significantly reduced demand for thin film disks, as well as pricing pressures. The effect of these cycles on suppliers, including thin film disk manufacturers, has been magnified by hard disk drive manufacturers' practice of ordering components, including thin film disks, in excess of their needs during periods of rapid growth, which increases the severity of the drop in the demand for components during periods of reduced growth or contraction. In recent years, the disk drive industry has experienced significant growth, and the Company has expanded its capacity and expects to do so further. There can be no assurance that such growth will continue, that the level of demand will not decline, or that future demand will be sufficient to support existing and future capacity. A decline in demand for hard disk drives would have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Backlog." Additionally, the hard disk drive industry is intensely competitive, and, in the past, some disk drive manufacturers have experienced substantial financial difficulties. To date, the Company has not incurred significant bad debt expense. However, there can be no assurance that the Company will not face greater difficulty in collecting receivables or be required to offer more liberal payment terms in the future, particularly in a period of reduced demand. Any failure to collect or delay in collecting receivables could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Customers, Sales and Support."

RAPID TECHNOLOGICAL CHANGE

     The thin film disk industry has been characterized by rapid technological development and short product life cycles. Product life cycles typically range from nine to twelve months. As a result, the Company must continually anticipate, and adapt its products to meet, demand for increased storage capacity. Although the Company is continually developing new products and production techniques, there can be no assurance that the Company will be able to anticipate technological advances in disk drives and develop products incorporating such advances in a timely manner or to compete effectively against its competitors' new products. In addition, there can be no assurance that customers will certify the Company's products for inclusion in new disk drive products. The Company anticipates continued changes in the requirements of the disk drive industry and thin film disk manufacturing technologies, and there can be no assurance that the future technological innovations will not reduce demand for thin film disks. The Company's business, operating results and financial condition will be materially adversely affected if the Company's efforts are not successful, if the technologies that the Company has chosen not to develop prove to be competitive alternatives or if any trend develops toward technology that would replace thin film disks as a storage medium. See "Business -- Industry Background -- Challenges Facing the Disk Drive Industry" and "-- Products."

DEPENDENCE ON SUPPLIERS

     The Company relies on a limited number of suppliers for many materials used in its manufacturing processes, including substrates, texturizers, plating chemicals, abrasive tapes and slurries, certifier heads, sputter targets and certain other materials. In general, the Company seeks to have two or three suppliers for its requirements; however, there can be no assurance that the Company can secure more than one source for all of its materials requirements in the future or that its suppliers will be able to meet the Company's requirements on a timely basis or on acceptable terms. Shortages have occurred in the past and there can be no assurance that shortages will not occur in the future, or that materials will be available without longer lead times. Moreover, changing suppliers for certain materials, such as lube or buffing tape, would require that the product be requalified with each customer. Requalification could prevent an early design-in, or could prevent or delay continued participation in disk drive programs for which the Company's products have been qualified. In addition, long lead times are required to obtain many materials. Regardless of whether these materials are available from established or new sources of supply, these lead times could impede the Company's ability to quickly respond to changes in demand and product requirements. Furthermore, a significant increase in the price of one or more of these materials could adversely affect the Company's business, operating results and financial condition. In addition, there are only a limited number of providers for thin film disk manufacturing equipment, such as sputtering machines, glide testers and certifiers, and ordering additional equipment for replacement or expansion requires long lead times, limiting the rate and flexibility of capacity expansion. Any limitations on, or delays in, the supply of materials or equipment could disrupt the Company's production volume and could have a material adverse effect on the Company's business, operating results and financial condition. See
"Business -- Sources of Supply."

     While the Company has implemented procedures to monitor the quality of the materials received from its suppliers, there can be no assurance that materials will meet the Company's specifications and will not adversely impact manufacturing yields or cause other production problems. Minor variations from the Company's specifications could have a disproportionately adverse impact on manufacturing yields. For example, in the quarter ended March 31, 1995, the Company's operating results were materially adversely affected by chlorine contamination of its thin film disk products that it believes resulted from chlorine contamination of disk carriers provided by one of its suppliers. See "Business -- Manufacturing and Quality -- Quality Assurance."

NEED FOR ADDITIONAL FINANCING

     The disk media business is capital intensive, and the Company believes that in order to remain competitive, it will need significant additional financing resources over the next several years for capital expenditures, working capital, and research and development. Among other things, the Company's customers prefer suppliers that can meet a substantial portion of their volume requirements, so the Company will need to expand its manufacturing capacity to remain competitive. The Company currently expects to spend in excess of $250 million on capital expenditures directed toward expansion of production capacity over the next eighteen months, of which in excess of $150 million are expected to be incurred within the next 12 months. The Company believes that it will be able to fund planned expenditures for at least the next twelve months from a combination of the proceeds of the Offerings, funds available under its credit facilities, cash flow from operations and existing cash balances. Assuming completion of the Offerings and the application of the net proceeds therefrom, as of March 31, 1996, the Company would have had approximately $196.1 million in working capital, including approximately $186.0 million in cash and cash equivalents. In addition, the Company's operations generated cash flow of $50.4 million during the year ended March 31, 1996. In order to accelerate or increase the scope of its facilities expansion, the Company will require additional capital. The Company intends to use approximately $106 million of the net proceeds of the Offerings to prepay all of the subordinated promissory notes and redeem the Company's Series A Preferred Stock, which amounts will not be available for future operations. Upon completion of the Offerings, the Company will continue to have significant future obligations and expects that it will require additional capital to support future growth, if any. The Company may not be able to obtain additional financing as needed on acceptable terms or at all. If the Company is unable to obtain sufficient capital, it could be required to curtail its capital expenditures and research and development expenditures, which could materially adversely affect the Company's future operations and competitive position. Moreover, the Company's need to raise additional capital through the issuance of securities may result in additional dilution to earnings per share. See "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Certain Relationships and Related Transactions."

MANAGEMENT OF GROWTH

     The Company has recently experienced a period of rapid expansion in its operations that has placed, and could continue to place, a significant strain on the Company's management and other resources. In addition, through November 1995, some managerial functions were performed by Hitachi Metals, Ltd., and the Company has only recently added additional resources necessary to enable it to operate as an independent company. Although the Company's management team has extensive industry experience, most of its members have only a limited history with the Company, having joined the Company since February 1994, when Ronald L. Schauer became Chief Executive Officer. Larry J. Anderson joined the Company as Vice President, Marketing and Sales in January 1996, and Peter S. Norris joined the Company as Chief Financial Officer upon completion of the Leveraged Recapitalization in November 1995. Mr. Norris has subsequently hired additional members of the finance and accounting organization and has begun to enhance the reporting, financial controls and management information systems of the Company. The Company's status as a public company since its March 1996 initial public offering has placed additional demands on the Company's management, including its finance and accounting organization. The Company's ability to manage its expanding operations effectively will require it to continue to improve its operational, financial, and management information systems, and to train, motivate and manage its employees. If the Company's management is unable to manage its operations effectively, the Company's business, operating results and financial condition could be adversely affected. See "Management."

     Because the Company has been operating at close to full capacity, growth in the Company's net sales depends on the successful expansion by the Company of its manufacturing capacity. Although the Company has increased its production capacity in its existing facility, significant additional increases will depend on successfully developing a new production facility at its Fremont, California site and on successfully expanding aluminum substrate production, and establishing a nickel plating and polishing capability, at its recently acquired facility in Eugene, Oregon. Maintaining current production while concurrently pursuing expansion plans at two sites will place additional strain on the Company's management resources. There can be no assurance that the Company will be able to successfully increase capacity and the failure to do so could have a material adverse effect on the Company's business, operating results and financial condition.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     Although the Company attempts to protect its intellectual property rights through patents, copyrights, trade secrets and other measures, there can be no assurance that the Company will be able to protect its technology adequately or that competitors will not be able to develop similar technology independently. Patents may not be issued with respect to the Company's pending patent applications, and its issued patents may not be sufficiently broad to protect the Company's technology. No assurance can be given that any patent issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide adequate protection to the Company's products. In addition, the Company has only limited patent rights outside the United States, and the laws of certain foreign countries may not protect the Company's intellectual property rights to the same extent as do the laws of the United States.

     The Company may from time to time be notified by third parties that it may be infringing patents owned by such third parties. If necessary, the Company may have to seek a license under such patent or modify its products and processes in order to avoid infringement of such patents. There can be no assurance that such a license would be available on acceptable terms, if at all, or that the Company could so avoid infringement of such patents, in which case the Company's business, operating results and financial condition could be materially adversely affected.

     The Company and one of its customers have been contacted by Virgil L. Hedgcoth concerning the use of certain disk preparation techniques allegedly patented by Mr. Hedgcoth (the "Hedgcoth Patents"). The Company generally provides its customers with indemnification for damages sustained by a customer as a consequence of patent infringement claims arising out of use of the Company's products and agrees to defend its customers against such claims. Based on its review of the Hedgcoth Patents, the Company believes that it does not use the techniques described in the Hedgcoth Patents. The Company is aware that another manufacturer is currently litigating the validity of the Hedgcoth Patents. Should they be upheld, there can be no assurance that Mr. Hedgcoth will not make a claim against the Company, in which case the Company could be required to defend its position.

     Litigation may be necessary to enforce the Company's patents, copyrights or other intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or claims for indemnification resulting from infringement claims by third parties. Such litigation, even if successful, could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Intellectual Property and Proprietary Rights."

DEPENDENCE ON KEY PERSONNEL

     The Company's future operating results depend in significant part upon the continued contributions of its officers and personnel, many of whom would be difficult to replace. The Company does not have employment agreements with any employee. The loss of its officers or other key personnel, who are critical to the Company's success, could have a material adverse effect on the business, operating results and financial condition of the Company. See "Management." In addition, the Company's future operating results depend in part upon its ability to attract, train, retain and motivate other qualified management, technical, manufacturing, sales and support personnel for its operations. Competition for such personnel is intense, especially since many of the Company's competitors are located near the Company's facilities in Fremont, California. Among the competitive factors in attracting personnel are compensation and benefits, equity incentives and geographic location. There can be no assurance that the Company will be successful in attracting or retaining such personnel. The loss of the services of existing personnel as well as the failure to recruit additional personnel could materially adversely effect the Company's business, operating results and financial condition. See "Business -- Employees."

DEPENDENCE ON FREMONT MANUFACTURING FACILITY; ENVIRONMENTAL ISSUES

     The Company's Fremont facility, which currently accounts for all of its production of finished products, is located near major earthquake faults. Disruption of operations at the Company's production facility for any reason, including power failures, work stoppages or natural disasters such as fire, floods or earthquakes, would cause delays in, or an interruption of, production and shipment of products, which would materially adversely affect the Company's business, operating results and financial condition. See
"Business -- Properties."

     The Company's operations and manufacturing processes are subject to certain environmental laws and regulations, which govern the Company's use, handling, storage, transportation, disposal, emission and discharge of hazardous materials and wastes, the pre-treatment and discharge of process waste waters and its emission of air pollutants. The Company has from time to time been notified of minor violations of environmental laws and regulations, including its waste water discharge permits, San Francisco Bay Area air quality regulations and hazardous material regulations including releases of hazardous materials. There can be no assurance that the Company's failure to comply with either present or future laws or regulations, which may become more stringent, would not subject the Company to significant compliance expenses, production suspension or delay, restrictions on expansion or the acquisition of costly equipment. See
"Business -- Environmental Regulation."

RISKS OF INTERNATIONAL SALES

     In fiscal 1995 and 1996, substantially all of the Company's net sales consisted of products delivered to customers in Asia, primarily foreign subsidiaries of U.S. companies, and the Company anticipates that the substantial majority of its products will be delivered to customers outside of the United States for the foreseeable future. Accordingly, the Company's operating results are subject to the risks of doing business in foreign jurisdictions, including compliance with, or changes in, the law and regulatory requirements of foreign jurisdictions, local content rules, taxes, tariffs or other barriers, and transportation delays and other interruptions. Although presently all of the Company's sales are made in U.S. dollars, there can be no assurance that future international sales will not be denominated in foreign currency.

CONTROL BY EXISTING STOCKHOLDERS AND ANTI-TAKEOVER EFFECTS

     Upon the completion of the Offerings and based on shares outstanding at March 31, 1996, directors, officers and holders of 5% or more of the outstanding shares of Common Stock of the Company will own approximately 62% of the outstanding shares of Common Stock (56% assuming exercise of all outstanding options and warrants to purchase Common Stock). As a result, the directors, officers and holders of 5% or more of the outstanding shares of the Company's Common Stock, acting together, will have the ability to elect all of the Company's directors and control most corporate actions. Certain provisions of the Company's Amended and Restated Certificate of Incorporation, Bylaws and Delaware law, including the provisions of Section 203 of the Delaware General Corporation Law, which restrict the ability of a substantial stockholder to acquire the Company, may also discourage certain transactions involving a change in control of the Company. In addition to the foregoing, the ability of the Board of Directors to issue "blank check" preferred stock without further stockholder approval could have the effect of delaying, deferring or preventing a change in control of the Company. See "Principal and Selling Stockholders" and "Description of Capital Stock."

SUBORDINATION AND ABSENCE OF FINANCIAL COVENANTS

     The Notes will be unsecured and subordinated in right of payment in full to all existing and future Senior Indebtedness of the Company. As a result of such subordination, in the event of any insolvency, liquidation or reorganization of the Company, or default on Senior Indebtedness, the assets of the Company will be available to satisfy obligations on the Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by the Company, and the incurrence of additional indebtedness and other liabilities by the Company could adversely affect the Company's ability to satisfy its obligations on the Notes. As of March 31, 1996, the Company had approximately $8.5 million of outstanding indebtedness which would have constituted Senior Indebtedness. The Company anticipates that from time to time it will incur additional indebtedness, including Senior Indebtedness. Moreover, the cash flow and consequent ability of the Company to service debt, including the Notes, may become dependent in part upon the earnings from the business conducted by the Company through subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to the Company. See "Description of Notes -- Subordination."

     The Indenture does not contain any financial performance covenants. Consequently, the Company is not required under the Indenture to meet any financial tests such as those that measure the Company's working capital, interest coverage, fixed charge coverage or net worth in order to maintain compliance with the terms of the Indenture.

LIMITATIONS ON REPURCHASE UPON A DESIGNATED EVENT

     No Notes may be repurchased at the option of holders upon a Designated Event if there has occurred and is continuing an Event of Default (other than a default in the payment of the repurchase price with respect to such Notes on the repurchase date). If a Designated Event were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Notes tendered by holders thereof. The Company's credit agreement with respect to its senior bank revolving credit facility prohibits the Company from repurchasing any Notes, which would constitute an event of default under such credit agreement. Any future credit agreements or other agreements relating to other indebtedness (including other Senior Indebtedness) to which the Company becomes a party may contain similar restrictions and provisions. If the Company does not obtain such a consent or repay the Notes upon a Designated Event, the Company would remain prohibited from repurchasing the Notes. Any failure by the Company to repurchase the Notes when required following a Designated Event would result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Indebtedness of the Company. Moreover, the occurrence of a Designated Event may cause an event of default under Senior Indebtedness of the Company. As a result, in each case, any repurchase of the Notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Indebtedness is paid in full. See "Description of Notes -- Repurchase at Option of Holders Upon a Designated Event."

VOLATILITY

     The trading price of the Company's Common Stock could be subject to wide fluctuations in response to a variety of factors, including quarterly variations in operating results, announcements of technological innovations or new products by the Company, its customers or its competitors, developments in patents or other intellectual property rights, general conditions in the computer or disk drive industry, and general economic and market conditions. Additionally, the stock market in general, and the market for technology stocks in particular, has experienced extreme price volatility in recent years. This volatility has often had a substantial effect on the market prices of many technology companies for reasons unrelated or disproportionate to the operating performance of such companies. Broad market fluctuations could have a significant impact on the market price of the Common Stock. See "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     Sales of substantial amounts of the Company's Common Stock in the public market after the Offerings could adversely affect the market price of the Company's Common Stock and the Company's ability to raise additional capital at a price favorable to the Company. Upon completion of the Offerings and based on shares outstanding at March 31, 1996, there will be 43,979,178 shares of Common Stock outstanding, of which 13,660,000 shares (assuming the issuance of the 4,000,000 shares offered hereby) will be eligible for immediate sale. 30,121,057 of the shares are subject to lockup agreements with the underwriters of the Company's initial public offering. Such lockup agreements expire four days after the announcement by the Company of its operating results for the three months ending September 30, 1996 as to 8,153,000 restricted shares. Of these 8,153,000 restricted shares, 3,883,206 will be available for immediate sale pursuant to Rule 144 and Rule 701, 73,190 may be available for immediate sale pursuant to Rule 144 and Rule 701 based upon achievement of certain performance goals, and the remaining 4,196,604 will be subject to rights of repurchase in favor of the Company that expire at various dates through December 2004 pursuant to monthly vesting, or earlier upon the achievement of certain performance goals, and may not be resold until such rights expire. Such lockup agreements expire on March 13, 1997 as to the remaining 21,968,057 restricted shares. The holders of such 21,968,057 shares will be eligible to sell such shares pursuant to Rule 144 upon the expiration of a two-year holding period from the date such shares were acquired (in most cases November 30, 1995), subject to certain volume limitations under Rule 144. The holders of 30,541,851 shares of Common Stock and warrants to purchase shares of Common Stock are entitled to certain rights with respect to registration of such shares of Common Stock for offer or sale to the public beginning 180 days after the date of this Prospectus. In addition, the Company has filed a registration statement covering an aggregate of 8,212,000 shares of Common Stock reserved for issuance under the Company's 1995 Stock Option Plan, 1995 Management Stock Option Plan, 1996 Equity Incentive Plan, 1996 Non-Employee Directors' Stock Option Plan and Employee Stock Purchase Plan. As of May 30, 1996 options to purchase approximately 3,848,411 of these shares will be exercisable and immediately saleable. The remainder of these shares will become exercisable and saleable at various dates through April 2000 pursuant to monthly vesting. See "Management -- Employee Benefit Plans," "Description of Capital Stock -- Registration Rights," "Shares Eligible for Future Sale" and "Underwriting,"

ABSENCE OF PUBLIC MARKET FOR THE NOTES

     Prior to the Note Offering, there has been no trading market for the Notes. The Company expects that the Notes will trade on the over-the-counter market. However, there can be no assurance that an active trading market for the Notes will develop or, if such market develops, as to the liquidity or sustainability of such market. The Underwriters named on the cover page of this Prospectus have advised the Company that they currently intend to make a market in the Notes, but they are not obligated to do so and may discontinue such market making at any time. There can be no assurance that an active market for the Notes will develop and continue upon completion of the Note Offering or that the market price of the Notes will not decline. Various factors such as changes in prevailing interest rates or changes in perceptions of the Company's creditworthiness could cause the market price of the Notes to fluctuate significantly. The trading price of the Notes could also be significantly affected by the market price of the Common Stock, which could be subject to wide fluctuations in response to a variety of factors, including quarterly variations in operating results, announcements of technological innovations or new products by the Company, its customers or its competitors, developments in patents or other intellectual property rights, general conditions in the computer or disk drive industry and general economic and market conditions. Factors creating volatility in the trading price of the Common Stock could have a significant impact on the trading price of the Notes.

                                  THE COMPANY

     HMT Technology Corporation is an independent supplier of high-performance thin film disks for high-end, high-capacity hard disk drives, which in turn are used in high-end PCs, network servers and workstations. HMT was incorporated in Delaware in 1988 as a subsidiary of Hitachi Metals, Ltd. ("Hitachi Metals") to acquire certain assets and certain liabilities of the thin film division of Xidex Corporation, which had been producing thin film disks since 1983. Since completing the acquisition, the Company has continued to supply thin film disks to manufacturers of hard disk drives. As used in this Prospectus, the terms "Company" and "HMT" refer to HMT Technology Corporation, a Delaware corporation. The Company's principal offices are located at 1055 Page Avenue, Fremont, California 94538, and its telephone number is (510) 490-3100.

                           LEVERAGED RECAPITALIZATION

RECAPITALIZATION TRANSACTION

     On November 30, 1995 the Company effected a leveraged recapitalization (the "Leveraged Recapitalization"). The Leveraged Recapitalization and related transactions consisted of: (i) the repurchase by the Company from Hitachi Metals of shares of Common Stock representing all the outstanding capital stock of the Company for an aggregate purchase price of $52.1 million in cash; (ii) the recapitalization of the Company through the issuance of 21,968,057 shares of Common Stock for an aggregate purchase price of approximately $0.7 million, 5,900,000 shares of Series A Preferred Stock for an aggregate purchase price of approximately $59.0 million, $47.0 million of subordinated promissory notes ("Subordinated Notes") and $60.0 million in senior debt with associated warrants to purchase 701,344 shares of Common Stock at an exercise price of $0.0003 per share. See "Description of Capital Stock -- Warrants." The purchasers of the Company's securities in the Leveraged Recapitalization included certain investment funds affiliated with Summit Partners, L.P. ("Summit Partners") and certain other investment funds, the Company's management and employees and Hitachi Metals. The terms of the Leveraged Recapitalization were determined through negotiations between Hitachi Metals and Summit Partners, who, prior to the Leveraged Recapitalization, did not have any affiliation with the Company. Pursuant to these negotiations, the shares of Common Stock were valued at $0.03 per share. The Series A Preferred Stock was valued at $10.00 per share, and the Subordinated Notes were valued at face value. The values of these securities were confirmed by a third party appraisal. See "-- Third Party Appraisal."

     The Leveraged Recapitalization has been accounted for as a recapitalization, and accordingly, no change in the accounting basis of the Company's assets has been made.

     As of November 30, 1995 (immediately prior to the Leveraged Recapitalization), the Company had $98.5 million in assets and $122.7 million in liabilities. Immediately following the Leveraged Recapitalization, the Company had $110.9 million in assets, $132.1 million in liabilities (including a $60.0 million senior bank term loan and $47.0 million of Subordinated Notes) and $59.0 million of Series A Preferred Stock. See "Certain Relationships and Related Transactions -- Leveraged Recapitalization."

THIRD PARTY APPRAISAL

     The Company retained Willamette Management Associates ("Willamette") to provide an opinion as to the fair market value of certain securities, including Common Stock issued as of November 30, 1995 and January 9, 1996, to assist the Company's Board of Directors in confirming the fair market value of the Company's Common Stock for incentive stock options granted by the Company. Willamette interviewed the Company's management, and was informed of the history of the Company, of the various risk factors facing the Company, and of the Company's expectation at the time of an initial public offering of the Common Stock. Willamette's appraisal of the intrinsic value of the Common Stock on those dates did not include the proceeds of any subsequent public offering.

Willamette's valuation methods included a prior transaction approach, a market approach based on comparable publicly traded companies, and an income approach based on discounted cash flows. Willamette's valuation analysis included an assessment of all of the capital components issued in connection with the Leveraged Recapitalization, including Common Stock, Series A Preferred Stock, and the Subordinated Notes as well as consideration of the November 1995 redemption of the equity ownership of Hitachi Metals, which was an important indication of the fair value of the Company's Common Stock. That transaction occurred between a sophisticated financial buyer and seller and was similar to prices under negotiation with other potential buyers of the business.

     Willamette concluded that the fair market value of the Common Stock at November 30, 1995 was $0.03 per share and at January 9, 1996 was $0.09 per share. With regard to the Series A Preferred Stock and the Subordinated Notes, Willamette concluded that the stated values of the Series A Preferred Stock of $10.00 per share and of the Subordinated Notes of face value were reasonable estimations of their fair market values. Management is responsible for estimates of the value of the Company's Common Stock for purposes of measuring in its financial statements compensation attributable to stock options granted to employees. In its valuation of the Company's Common Stock at January 9, 1996, management considered, in addition to the appraiser's report, the Company's forecasted earnings before depreciation, interest and taxes, and the likelihood that the Company could successfully restructure its capitalization and provide liquidity to holders of the Common Stock within the near term.

SUBSEQUENT FINANCING

     In March 1996, the Company completed its initial public offering of 8,400,000 shares of Common Stock at $10.00 per share. An additional 1,260,000 shares were sold in April 1996 upon exercise of the over-allotment option by the underwriters of that offering. Of the net proceeds to the Company of approximately $88.7 million, approximately $50.2 million was used to repay the principal balance and interest then outstanding under the senior bank term loan incurred in connection with the Leveraged Recapitalization.

     Upon the completion of the Offerings described in this Prospectus, the Company intends to prepay the principal balance of the currently outstanding Subordinated Notes ($47.0 million) and to redeem the currently outstanding Series A Preferred Stock ($59.0 million), thereby retiring the last of the Company's debt obligations that were incurred in connection with the Leveraged Recapitalization. See "Use of Proceeds."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered by the Company are estimated to be approximately $98.8 million based on an assumed public offering price of $26.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses. The net proceeds to the Company from the sale of the Notes offered hereby are estimated to be approximately $145.6 million after deducting underwriting discounts and commissions and estimated offering expenses ($167.5 million if the Underwriters' over-allotment option is exercised in full). Neither the closing of the Common Stock Offering nor the closing of the Note Offering is conditioned on the closing of the other offering. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders pursuant to the over-allotment options granted to the Underwriters in the Common Stock Offering.

     The Company expects to use approximately $47.0 million of the net proceeds of the Offerings to prepay the Subordinated Notes, together with all accrued but unpaid interest, approximately $59.0 million of the net proceeds of the Offerings to redeem the Series A Preferred Stock, and the remainder of the net proceeds for capital expenditures, including investment in facilities and equipment, working capital and other general corporate purposes. The currently outstanding Subordinated Notes, which were incurred in connection with the Leveraged Recapitalization, mature on December 31, 2005 and currently bear interest at 12.0% per year. See "Certain Relationships and Related
Transactions -- Leveraged Recapitalization." The Company currently expects to spend in excess of $250 million and $150 million on capital expenditures over the next 18 months and 12 months, respectively. A portion of the net proceeds may also be used to acquire businesses for the purpose of capacity expansion. The Company has no present plans, agreements or commitments and is not currently engaged in any negotiations with respect to acquisition of any business that would be material to the Company. Pending such uses, the Company intends to invest the net proceeds in short-term, interest bearing, investment grade financial instruments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock. The Company currently intends to retain all future earnings for use in its business, and does not anticipate paying cash dividends on the Common Stock in the foreseeable future. In addition, no dividends may be paid on Common Stock as long as the Series A Preferred Stock remains outstanding, and the terms of the Company's revolving credit facility prohibit the payment of dividends without the banks' prior approval. See Notes 5 and 8 of Notes to Consolidated Financial Statements.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock began trading publicly on the Nasdaq National Market under the symbol "HMTT" effective March 13, 1996. The following table sets forth, for the calendar periods indicated, the range of high and low closing sales prices for the Common Stock on the Nasdaq National Market since March 13, 1996.

                                                                         HIGH       LOW
                                                                         ----       ----
    1996
      First Quarter (March 13, 1996 through March 31, 1996)............  $11 1/2    $9 7/8
      Second Quarter (through May 24, 1996)............................  28 1/4     10 1/2

     As of March 31, 1996, there were approximately 74 holders of record of the Common Stock. On May 24, 1996, the last sale price reported on the Nasdaq National Market for the Company's Common Stock was $26.00 per share.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1996 (i) on an actual basis and (ii) as adjusted after giving effect to (A) the sale of 4,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $26.00 per share, (B) the sale of $150.0 million of the Notes, (C) the application of the estimated net proceeds from the Offerings (after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company) and (D) the sale of 1,260,000 shares of Common Stock at $10.00 per share on April 12, 1996 pursuant to the over-allotment option of the underwriters of the Company's initial public offering, resulting in net proceeds of approximately $11.7 million (as if the sale occurred on March 31, 1996). Neither the closing of the Common Stock Offering nor the closing of the Note Offering is conditioned on the closing of the other offering. This table should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

                                                                             MARCH 31, 1996
                                                                        ------------------------
                                                                                         AS
                                                                         ACTUAL      ADJUSTED(3)
                                                                        --------     -----------
                                                                             (IN THOUSANDS)
Subordinated promissory notes payable to stockholders.................  $ 47,000             --
     % Convertible Subordinated Notes due 2003........................        --      $ 150,000
Mandatorily Redeemable Series A Preferred Stock, $0.001 par value;
  5,900,000 shares authorized; 5,900,000 shares issued and
  outstanding, actual; none issued and outstanding, as adjusted(1)....    60,157             --
Stockholders' equity:
  Common Stock, $0.001 par value; 100,000,000 shares authorized;
     38,719,178 shares issued and outstanding, actual; 43,979,178
     shares issued and outstanding, as adjusted(2)....................        39             44
Preferred Stock, $0.001 par value; 9,100,000 shares authorized; none
  issued and outstanding, actual and as adjusted......................        --             --
  Additional paid-in capital..........................................    77,913        188,468
  Distribution in excess of basis.....................................   (76,649)       (76,649)
  Retained earnings...................................................    18,221         19,378
     Total stockholders' equity.......................................    19,524        131,241
                                                                        --------       --------
          Total capitalization........................................  $126,681      $ 281,241
                                                                        ========       ========

- ---------------
(1) Actual amounts include $59.0 million of principal amount and $1.2 million of accretion for dividends payable commencing January 1, 1998. None of such accreted amounts will be payable if the Company redeems the Series A Preferred Stock prior to such date.

(2) Excludes 4,338,517 shares of Common Stock issuable upon the exercise of outstanding options and warrants as of March 31, 1996. Also excludes shares issuable upon conversion of the Notes. Options to purchase Common Stock outstanding as of March 31, 1996 had a weighted average exercise price of $0.32 per share, and warrants to purchase shares of Common Stock outstanding as of March 31, 1996 had an exercise price of $0.0003 per share. See "Management -- Option Grants in Last Fiscal Year" and
    "-- Employee Benefit Plans," "Certain Relationships and Related Transactions -- Leveraged Recapitalization" and "Description of Capital Stock."

(3) Adjusted to reflect (i) the sale by the Company of the 4,000,000 shares of Common Stock offered hereby at an assumed public offering price of $26.00 per share, less underwriting discounts and commissions and estimated offering expenses payable by the Company, (ii) the sale by the Company of $150.0 million of the Notes, less underwriting discounts and commissions and estimated offering expenses, (iii) the application of the net proceeds from the Offerings and (iv) the sale of 1,260,000 shares of Common Stock at $10.00 per share in April 1996 pursuant to the over-allotment option of the underwriters of the Company's initial public offering, resulting in net proceeds of approximately $11.7 million (as if the sales had occurred on March 31, 1996). See "Use of Proceeds."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data of the Company are qualified in their entirety by, and should be read in conjunction with, the Consolidated Financial Statements of the Company, including the Notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein. The Consolidated Statements of Operations Data for the years ended March 31, 1994, 1995 and 1996 and the Consolidated Balance Sheet Data as of March 31, 1995 and 1996 are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this Prospectus. The Consolidated Statements of Operations Data for the fiscal years ended March 31, 1992 and 1993 and the Consolidated Balance Sheet Data as of March 31, 1992, 1993 and 1994 are derived from audited consolidated financial statements not included herein.

                                                                              YEAR ENDED MARCH 31,
                                                              ----------------------------------------------------
                                                                1992       1993       1994       1995       1996
                                                              --------   --------   --------   --------   --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales...................................................  $ 44,076   $ 70,987   $ 64,242   $ 72,893   $194,401
Cost of sales...............................................    52,863     76,237     67,648     67,539    119,803
                                                              --------   --------   --------   --------   --------
Gross profit (loss).........................................    (8,787)    (5,250)    (3,406)     5,354     74,598
                                                              --------   --------   --------   --------   --------
Operating expenses:
  Research and development..................................     2,403      2,499      2,781      3,130      3,803
  Selling, general and administrative.......................     4,834      4,725      5,115      4,230      7,774
  Recapitalization expenses.................................        --         --         --         --      4,347
                                                              --------   --------   --------   --------   --------
        Total operating expenses............................     7,237      7,224      7,896      7,360     15,924
                                                              --------   --------   --------   --------   --------
Operating income (loss).....................................   (16,024)   (12,474)   (11,302)    (2,006)    58,674
Interest expense and other, net.............................     5,061      4,806      6,001      6,915      8,578
                                                              --------   --------   --------   --------   --------
Income (loss) before income tax provision (benefit) and
  extraordinary debt extinguishment costs...................   (21,085)   (17,280)   (17,303)    (8,921)    50,096
Income tax provision (benefit)..............................        --       (224)        22         20      2,590
                                                              --------   --------   --------   --------   --------
Net income (loss) before extraordinary debt extinguishment
  costs.....................................................   (21,085)   (17,056)   (17,325)    (8,941)    47,506
Extraordinary debt extinguishment costs, net of income
  taxes.....................................................        --         --         --         --      1,127
Net income (loss)...........................................  $(21,085)  $(17,056)  $(17,325)  $ (8,941)  $ 46,379
                                                              --------   --------   --------   --------   --------
Accretion for dividends on Mandatorily Redeemable Series A
  Preferred
  Stock.....................................................        --         --         --         --     (1,157)
                                                              --------   --------   --------   --------   --------
Net income (loss) available for common stockholders.........   (21,085)   (17,056)   (17,325)    (8,941)    45,222
                                                              =========  =========  =========  =========  =========
Net income (loss) available for common stockholders per
  share(1)..................................................  $  (0.61)  $  (0.49)  $  (0.50)  $  (0.26)  $   1.28
                                                              =========  =========  =========  =========  =========
Shares used in computing per share amounts(1)...............    34,822     34,822     34,822     34,822     35,224
Ratio of earnings to fixed charges(2).......................        --         --         --         --        5.6x

                                                                                   MARCH 31,
                                                              ----------------------------------------------------
                                                                1992       1993       1994       1995       1996
                                                              --------   --------   --------   --------   --------
                                                                                 (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital (deficit)...................................  $(31,625)  $(55,720)  $(71,175)  $(82,715)  $ 45,899
Total assets................................................    96,343     92,432     84,104     75,936    165,786
Long-term and senior bank debt, less current portion........    47,100     34,650     12,200      9,750         --
Subordinated promissory notes payable to stockholders.......        --         --         --         --     47,000
Mandatorily Redeemable Series A Preferred Stock.............        --         --         --         --     60,157
Total stockholders' equity (deficit)........................   (11,713)   (28,768)   (46,093)   (51,550)    19,524

- ---------------

(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing net income
     (loss) per share.

(2) The ratio of earnings to fixed charges is computed by dividing (x) the sum of income before provision for income taxes, extraordinary items and fixed charges, less capitalized interest, by (y) fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt expense and discount or premium relating to indebtedness, including a one time charge related to debt extinguishment. Earnings were inadequate to cover fixed charges for all periods prior to fiscal 1996. The deficiencies of earnings were approximately $22.0 million, $17.6 million, $17.4 million and $8.9 million for fiscal 1992, 1993, 1994 and 1995.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this Prospectus contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW

     The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus. HMT Technology Corporation is an independent supplier of high-performance thin film disks for high-end, high-capacity hard disk drives, which in turn are used in high-end PCs, network servers and workstations. HMT was incorporated in 1988 as a subsidiary of Hitachi Metals for the purpose of acquiring certain assets and certain liabilities of the thin film division of Xidex Corporation, which had been producing thin film disks since 1983. Since completing the acquisition, the Company has continued to supply thin film disks to manufacturers of hard disk drives. On November 30, 1995, the Company effected the Leveraged Recapitalization pursuant to which the Company repurchased from Hitachi Metals all of the outstanding shares of Common Stock of the Company, and certain investment funds, members of management and Hitachi Metals purchased Common Stock, Series A Preferred Stock and Subordinated Notes. During March and April 1996, the Company sold 9,660,000 shares of Common Stock at $10.00 per share (including exercise of the underwriters' over-allotment option) through its initial public offering. The net proceeds (after underwriter's discounts and commissions and other costs associated with the initial public offering) totaled $88.7 million.

     Beginning in 1994, HMT's new management team refocused the strategy and operations of the Company. The new management concentrated on the 3 1/2-inch disk form factor, focused on the high-end, high-capacity segment of the disk drive market and expanded the Company's customer base. In addition, HMT implemented an extensive quality assurance program, developed proprietary manufacturing processes and optimized production capacity utilization. These changes resulted in higher production volumes, lower unit costs, and higher average selling prices primarily associated with new high-end products. As a result, the Company has increased sales and improved gross margins, achieving net income of $46.4 million for the year ended March 31, 1996 compared with a net loss of $8.9 million for fiscal 1995. The rate of improvement in the Company's operating results experienced in fiscal 1996 is not expected to continue in future periods.

     The Company derives substantially all of its sales from the sale of thin film disks to a small number of customers. Loss of or a reduction in orders from one or more of the Company's customers could result in a substantial reduction in net sales. Because many of the Company's expense levels are based, in part, on its expectations as to future revenues, decreases in net sales may result in a disproportionately greater negative impact on operating results. Due to the rapid technological change and frequent development of new disk drive products, it is common in the industry for the relative mix of customers and products to change rapidly, even from quarter to quarter. At any one time the Company typically supplies disks in volume for fewer than ten disk drive products.

     The Company has recently experienced a period of rapid expansion in its operations that has placed, and could continue to place, a significant strain on the Company's management and other resources. In addition, through November 1995, some managerial functions were performed by Hitachi Metals, and the Company has only recently added additional resources necessary for it to operate as an independent company. Although the Company's management team has extensive industry experience, most of its members have only a limited history with the Company, having joined the Company since February 1994. The Company has recently announced plans to construct a new production facility at its Fremont, California site. In addition, the Company recently acquired an aluminum substrate manufacturing facility and related equipment located in Eugene, Oregon. See "Business -- Manufacturing and Quality -- Manufacturing Facilities and Capability."

     In connection with the Leveraged Recapitalization, the Company issued 5,900,000 shares of Series A Preferred Stock. Beginning on January 1, 1998, the shares of Series A Preferred Stock will begin to accrue cumulative dividends at a rate of approximately $5.9 million a year. However, the Company is required to accrete for accounting purposes the aggregate amount of dividends payable under the terms of the Series A Preferred Stock through the mandatory redemption date. Such accretion reduced earnings available for holders of Common Stock by $1.2 million for fiscal 1996. See Note 7 of Notes to Consolidated Financial Statements. If the Series A Preferred Stock is redeemed prior to January 1, 1998, none of such accreted amounts will be payable by the Company. The Company expects to use a portion of the net proceeds of the Offerings to redeem the Series A Preferred Stock. Other assets at March 31, 1996 include approximately $0.9 million of remaining unamortized deferred financing costs associated with the Company's revolving credit facility.

     Due to the changes in ownership resulting from the Leveraged Recapitalization, utilization of net operating losses is limited to approximately $0.8 million per year over the loss carryforward period (expiring between 2008 and 2010). The benefit from the net operating losses was recorded in the quarter ended December 31, 1995. Had the Company been obligated to pay taxes at the statutory rates for fiscal 1996, net income would have been $30.7 million.

RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of net sales for the periods indicated:

                                                                 YEAR ENDED MARCH 31,
                                                    ----------------------------------------------
                                                    1992       1993      1994      1995      1996
                                                    -----      -----     -----     -----     -----
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales.......................................    100.0%     100.0%    100.0%    100.0%    100.0%
Cost of sales...................................    119.9      107.4     105.3      92.7      61.6
                                                    -----      -----     -----     -----     -----
Gross profit (loss).............................    (19.9)      (7.4)     (5.3)      7.3      38.4
Operating expenses:
  Research and development......................      5.5        3.5       4.3       4.3       2.0
  Selling, general and administrative...........     11.0        6.7       8.0       5.8       4.0
  Recapitalization expenses.....................       --         --        --        --       2.2
                                                    -----      -----     -----     -----     -----
       Total operating expenses.................     16.5       10.2      12.3      10.1       8.2
                                                    -----      -----     -----     -----     -----
Operating income (loss).........................    (36.4)     (17.6)    (17.6)     (2.8)     30.2
Interest expense and other, net.................     11.4        6.7       9.3       9.4       4.4
Income (loss) before income tax provision
  (benefit) and extraordinary debt
  extinguishment costs..........................    (47.8)     (24.3)    (26.9)    (12.2)     25.8
Income tax provision (benefit)..................       --       (0.3)      0.1       0.1       1.3
Extraordinary debt extinguishment costs, net of
  income taxes..................................       --         --        --        --       0.6
                                                    -----      -----     -----     -----     -----
Net income (loss)...............................    (47.8)%    (24.0)%   (27.0)%   (12.3)%    23.9%
                                                    =====      =====     =====     =====     =====

FISCAL YEARS ENDED MARCH 31, 1994, 1995 AND 1996

     Net Sales. Net sales were $64.2 million in fiscal 1994, $72.9 million in fiscal 1995 and $194.4 million in fiscal 1996. This represented an increase of 13.5% from fiscal 1994 to fiscal 1995, and 166.7% from fiscal 1995 to fiscal 1996. The increase in net sales in fiscal 1995 was a result of increased production volumes due to improved manufacturing processes and higher unit shipments, partially offset by a manufacturing disruption experienced in the three months ended March 31, 1995. The increase in net sales in fiscal 1996 was primarily attributable to an increase in manufacturing capacity and improved utilization of existing capacity, improved manufacturing processes, and increased yields, resulting in higher production volume and unit shipments, as well as higher average selling prices primarily associated with the sale of new high-end products. Substantially all of the Company's net sales consist of products delivered to customers in Asia, primarily foreign subsidiaries of U.S. companies.

     Gross Profit (Loss). Gross margin was (5.3%) in fiscal 1994, 7.3% in fiscal 1995 and 38.4% in fiscal 1996. The increases in gross margin in fiscal 1995 and fiscal 1996 were a result of decreased unit production costs, improved utilization of manufacturing capacity, improved manufacturing processes, increased yields and the absorption of fixed costs over higher unit production volume effected by the refocusing of the strategy and operations of the Company. The increase in gross margin in fiscal 1995 also reflected a partial offset by the manufacturing disruption experienced during the three months ended March 31, 1995.

     Research and Development. Research and development expenses were $2.8 million or 4.3% of net sales in fiscal 1994, $3.1 million or 4.3% of net sales in fiscal 1995 and $3.8 million or 2.0% of net sales in fiscal 1996. Research and development expenses increased in absolute dollars in fiscal 1995 and 1996 due to an increase in headcount related to the Company's new product introductions. The decrease of research and development expenses as a percentage of net sales in fiscal 1996 was primarily a result of the substantial increase in net sales over the same period. The Company develops manufacturing processes for new products directly on active production lines during the research and development phase, avoiding the need for substantial capital investment in dedicated research equipment. The Company anticipates that research and development expenses will increase in absolute dollars in future periods, although as a percentage of net sales, research and development expenses may fluctuate.

     Selling, General and Administrative. Selling, general and administrative expenses were $5.1 million or 8.0% of net sales in fiscal 1994, $4.2 million or 5.8% of net sales in fiscal 1995 and $7.8 million or 4.0% of net sales in fiscal 1996. The decrease in fiscal 1995 was primarily a result of reduction in headcount associated with a management reorganization and the associated reduction in compensation expense. The fiscal 1996 increase in selling, general and administrative expenses in absolute dollars reflected increased headcount necessary to support higher production volume and unit shipments, while the decline as a percentage of net sales primarily reflects the increase in net sales over the same period. The Company anticipates that selling, general and administrative expenses will continue to increase in absolute dollars as headcount is increased to support anticipated higher levels of production volume and unit shipments, as well as the demands of administering a stand-alone public entity, although as a percentage of net sales, selling general and administrative expenses may fluctuate.

     Recapitalization Expenses. On November 30, 1995, the Company effected the Leveraged Recapitalization, and recorded a $4.3 million charge for related expenses for the quarter ending December 31, 1995.

     Interest Expense and Other, Net. Interest expense and other, net was $6.0 million or 9.3% of net sales in fiscal 1994, $6.9 million or 9.4% of net sales in fiscal 1995 and $8.6 million or 4.4% of net sales in fiscal 1996. The increase in fiscal 1995 was primarily the result of increased short-term borrowings. The fiscal 1996 increase in absolute dollars was primarily a result of higher average debt balances and interest rates, as compared to fiscal 1995. The Company anticipates interest expense and other, net may fluctuate in absolute dollars, but will decline as a percentage of net sales as a result of lower average debt balances and improved capital resources resulting from the initial public offering in March 1996.

     Provision for Income Taxes. The Company recorded an income tax provision of $22,000, $20,000 and $2.6 million in fiscal 1994, 1995 and 1996, respectively. During fiscal 1996, the Company assessed the recoverability of deferred tax assets and, based on expectations about operating results for the three months ending March 31, 1996 and the fiscal year ending March 31, 1997, determined it was more likely than not that the entire balance of deferred tax assets would be recovered. As the facts that supported the reduction of the valuation allowance related to the period immediately following the Leveraged Recapitalization, the Company reduced its income tax expense by approximately $6.9 million to reflect the tax benefit associated with recognition of deferred tax assets at December 31, 1995. The recognition of deferred tax assets and the utilization of $12.7 million of net operating loss carryforwards produced an effective tax rate of 5.2% for fiscal 1996. Due to losses in fiscal 1994 and 1995, the Company required no federal income tax provision. The income tax provision recorded during fiscal 1994 and 1995 was based upon state income taxes of Hitachi Metals allocated to the Company. The Company anticipates an effective tax rate of approximately 38% in future periods.

     Extraordinary debt extinguishment costs, net of income taxes. Pursuant to the senior bank credit agreement, the Company repaid the balance of a senior bank term loan incurred in connection with the Leveraged Recapitalization on March 14, 1996, after completion of the initial public offering. As a result, the Company recorded a one-time non-cash charge of $1.1 million, net of income taxes, for the write-off of the portion of unamortized debt issue costs related to the senior bank term loan.

ASSET PURCHASE

     During May 1996, the Company purchased an aluminum substrate manufacturing facility and other related equipment in Eugene, Oregon for approximately $5.0 million. The acquisition will be accounted for as an asset purchase, and acquisition related expenses are not expected to have a significant impact on first quarter fiscal 1997 results.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited quarterly consolidated financial information for each of the Company's last eight quarters. The Company believes that all necessary adjustments, including normal recurring accruals, have been included in the amounts stated below to present fairly the selected quarterly information when read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for any future periods or for the entire fiscal year.

     The Company operates under thirteen- to fourteen-week quarters that end on the Sunday closest to calendar quarter end. As a result, a fiscal quarter may not end on the same day as the calendar quarter end. For convenience of presentation, the following unaudited quarterly consolidated financial information has been shown as ending on the last day of the calendar quarter.

                                                            THREE MONTHS ENDED
                         -----------------------------------------------------------------------------------------
                         JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,
                           1994       1994        1994       1995        1995       1995        1995       1996
                         --------   ---------   --------   ---------   --------   ---------   --------   ---------
                                                              (IN THOUSANDS)
CONSOLIDATED STATEMENT OF
  OPERATIONS
  DATA:
Net sales..............  $18,203     $19,989    $19,874     $14,827    $28,589     $44,422    $56,346     $65,044
Cost of sales..........   15,792      16,688     17,631      17,428     21,971      27,207     32,800      37,825
                         -------     -------    -------     -------    -------     -------    -------
Gross profit (loss)....    2,411       3,301      2,243      (2,601)     6,618      17,215     23,546      27,219
Operating expenses:
  Research and
    development........      738         787        766         839        788         898        895       1,222
  Selling, general and
    administrative.....      799       1,001      1,170       1,260      1,401       1,520      2,345       2,508
  Recapitalization
    expenses...........       --          --         --          --         --          --      4,347          --
                         -------     -------    -------     -------    -------     -------    -------
         Total
           operating
           expenses....    1,537       1,788      1,936       2,099      2,189       2,418      7,587       3,730
                         -------     -------    -------     -------    -------     -------    -------
Operating income
  (loss)...............      874       1,513        307      (4,700)     4,429      14,797     15,959      23,489
Interest expense and
  other, net...........    1,565       1,679      1,724       1,947      1,739       1,840      2,076       2,923
                         -------     -------    -------     -------    -------     -------    -------
Income (loss) before
  income tax provision
  (benefit) and
  extraordinary debt
  extinguishment
  costs................     (691 )      (166)    (1,417 )    (6,647)     2,690      12,957     13,883      20,566
Income tax provision
  (benefit)............        5           5          5           5        123         637     (6,029 )     7,859
                         -------     -------    -------     -------    -------     -------    -------
Net income (loss)
  before extraordinary
  debt extinguishment
  costs................     (696 )      (171)    (1,422 )    (6,652)     2,567      12,320     19,912      12,707
Extraordinary debt
  extinguishment costs,
  net of income
  taxes................       --          --         --          --         --          --         --       1,127
                         -------     -------    -------     -------    -------     -------    -------
Net income (loss)......  $  (696 )   $  (171)   $(1,422 )   $(6,652)   $ 2,567     $12,320    $19,912     $11,580
                         =======     =======    =======     =======    =======     =======    =======

     The following table sets forth certain unaudited quarterly consolidated statement of operations data expressed as a percentage of net sales for the eight quarters ended March 31, 1996:

                                                                THREE MONTHS ENDED
                         ------------------------------------------------------------------------------------------------
                         JUNE 30,    SEPT. 30,    DEC. 31,    MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MARCH 31,
                           1994        1994         1994        1995         1995        1995         1995        1996
                         --------    ---------    --------    ---------    --------    ---------    --------    ---------
CONSOLIDATED STATEMENT
  OF OPERATIONS DATA:
Net sales..............    100.0%      100.0%       100.0%      100.0%       100.0%      100.0%       100.0%      100.0%
Cost of sales..........     86.8        83.5         88.7       117.5         76.9        61.2         58.2        58.2
                           -----       -----        -----      ------        -----       -----       ------
Gross profit (loss)....     13.2        16.5         11.3      (17.5)         23.1        38.8         41.8        41.8
Operating expenses:
  Research and
    development........      4.0         3.9          3.9         5.7          2.7         2.0          1.6         1.9
  Selling, general and
    administrative.....      4.4         5.0          5.9         8.5          4.9         3.4          4.2         3.8
  Recapitalization
    expenses...........       --          --           --          --           --          --          7.7          --
                           -----       -----        -----      ------        -----       -----       ------
         Total
           operating
           expenses....      8.4         8.9          9.8        14.2          7.6         5.4         13.5         5.7
                           -----       -----        -----      ------        -----       -----       ------
Operating income
  (loss)...............      4.8         7.6          1.5      (31.7)         15.5        33.4         28.3        36.1
Interest expense and
  other, net...........      8.6         8.4          8.7        13.1          6.1         4.2          3.7         4.5
                           -----       -----        -----      ------        -----       -----       ------
Income (loss) before
  income tax provision
  (benefit) and
  extraordinary debt
  extinguishment
  costs................     (3.8)       (0.8)        (7.2)     (44.8)          9.4        29.2         24.6        31.6
Income tax provision
  (benefit)............       --          --           --          --          0.4         1.4       (10.7)        12.1
                           -----       -----        -----      ------        -----       -----       ------
Net income (loss)
  before extraordinary
  debt extinguishment
  costs................     (3.8)       (0.8)        (7.2)      (44.8)         9.0        27.8         35.3        19.5
Extraordinary debt
  extinguishment costs,
  net of income
  taxes................       --          --           --          --           --          --           --         1.7
                           -----       -----        -----      ------        -----       -----       ------
Net income (loss)......     (3.8)%      (0.8)%       (7.2)%     (44.8)%        9.0%       27.8%        35.3%       17.8%
                           =====       =====        =====      ======        =====       =====       ======

     The Company's operating results historically have been, and may continue to be, subject to significant quarterly and annual fluctuations. As a result, the Company's operating results in any quarter may not be indicative of its future performance. Factors affecting operating results include: market acceptance of new products; timing of significant orders; changes in pricing by the Company or its competitors; timing of product announcements by the Company, its customers or its competitors; order cancellations, modifications and quantity adjustments and shipment reschedulings; changes in product mix; manufacturing yields; the level of utilization of the Company's production capacity; increases in production and engineering costs associated with initial manufacture of new products; and changes in the cost of or limitations on availability of materials. The impact of these and other factors on the Company's revenues and operating results in any future period cannot be forecasted with certainty. The Company's expense levels are based, in part, on its expectations as to future revenues. Because the Company's sales are generally made pursuant to purchase orders that are subject to cancellation, modification, quantity reduction or rescheduling on short notice and without significant penalties, the Company's backlog as of any particular date may not be indicative of sales for any future period, and such changes could cause the Company's net sales to fall below expected levels. If revenue levels are below expectations, operating results are likely to be materially adversely affected. Net income, if any, and gross margins may be disproportionately affected by a reduction in net sales because a proportionately smaller amount of the Company's expenses varies with its revenues.

     During fiscal 1996, HMT increased its manufacturing capacity by balancing manufacturing through addition of sputtering lines and other production equipment, improving utilization of existing manufacturing capacity, and improving manufacturing processes and yields. As a result, an increase in unit shipments and, to a lesser extent, higher average selling prices associated with new high-end products led to increased net sales in each quarter of fiscal 1996. Gross margin also increased during this period primarily as a result of lower unit production costs and higher average selling prices associated with new high-end products.

     The Company experienced significantly decreased net sales and negative gross margins for the three months ended March 31, 1995 primarily as a result of a manufacturing disruption and the related return of a significant number of disks. This disruption, which resulted from contaminated material from one of the Company's suppliers, caused both lost production and sales and resulted in a significant write-off of inventory that had been contaminated. See
"Business -- Sources of Supply."

     The decrease in gross margin for the three months ended December 31, 1994 was primarily the result of a large portion of shipments of an older product with lower average selling prices.

     Research and development expenses have generally increased during the periods presented, but have fluctuated quarterly depending primarily upon the timing of additions to Company's engineering staff and the number and nature of projects under development. In the three months ended March 31, 1995, research and development expenses increased marginally in absolute dollars, but increased significantly as a percentage of net sales, primarily a result of lower sales during the same period.

     Selling, general and administrative expenses increased significantly as a percentage of net sales in the three months ended March 31, 1995 primarily as a result of lower sales during the same period, and increased in the three months ended December 31, 1995 primarily as a result of increased legal and environmental reserves. Selling, general and administrative expenses have generally increased in absolute dollars over the past seven quarters as headcount was increased to support expanding production volume and unit shipments.

     During the three months ended December 31, 1995, the Company recorded recapitalization expenses of $4.3 million in connection with the Leveraged Recapitalization.

     During the three months ended March 31, 1996, the Company repaid the balance of a senior bank term loan and recorded a one-time non-cash charge of $1.1 million, net of income taxes, for the write-off of the portion of unamortized debt issue costs related to the senior bank term loan.

     During the three months ended December 31, 1995, the Company reduced its income tax expense to reflect a $6.8 million tax benefit associated with the recognition of deferred tax assets and the utilization of $10.2 million of net operating loss carryforwards, producing a net tax benefit of $6.0 million. The income tax provision recorded during the three months ended March 31, 1996 was $7.9 million, reflecting an effective tax rate of approximately 38%. The Company anticipates an effective tax rate of approximately 38% in future periods.

LIQUIDITY AND CAPITAL RESOURCES

     In fiscal 1994, the Company financed its cash requirements through cash from investing activities, primarily the refinancing of $19.6 million in equipment. In fiscal 1995, the Company financed its cash requirements primarily through cash from operations. During fiscal 1996, the Company financed its cash requirements primarily through cash from operating and financing activities.

     The Company's operations provided net cash of $8.7 million and $50.4 million for fiscal 1995 and 1996, respectively. Cash generated during fiscal 1996 reflects net income plus depreciation and amortization, as well as an increase in liabilities, partially offset by increases in receivables and deferred income taxes. Increased sales and improved margins contributed to the positive cash flow provided by operations in each of the past two years.

     For fiscal 1995 and 1996, net cash used in investing activities was $7.3 million and $35.5 million, respectively. The Company invested $7.3 million and $39.6 million in property, plant and equipment during fiscal 1995 and 1996, respectively.

     For fiscal 1995 and 1996, net cash from financing activities was $(0.6) million and $20.0 million, respectively. Cash provided by financing activities for fiscal 1996 reflects the $76.9 million in cash generated from the sale of common stock during the Company's initial public offering (before exercise of the underwriters' over-allotment option, which was exercised after the completion of fiscal 1996), partially offset by the repayment of the senior bank term loan and the net cash used for the Leveraged Recapitalization, which was effected on November 30, 1995, through a $60.0 million senior bank term loan and an aggregate of $106.7 million in debt and equity financing provided by certain investment funds, management and employees, and Hitachi Metals.

     As of March 31, 1996, the Company's principal sources of liquidity consisted of $35.8 million in cash and cash equivalents, and a $30.0 million revolving credit facility under which there were no borrowings. At March 31, 1996, the Company had indebtedness of $47.0 million in principal amount of Subordinated Notes payable to existing stockholders that bear interest at 12.0% (increasing by 1% per year commencing January 1, 1999) and begin to require annual payments of principal on December 31, 2003. The Company also had $59.0 million of Series A Preferred Stock. The Company expects to use approximately $47.0 million of the net proceeds of the Offerings to prepay the Subordinated Notes, together with all accrued but unpaid interest, approximately $59.0 million of the net proceeds of the Offerings to redeem the Series A Preferred Stock, and the remainder of the net proceeds for capital expenditures, including investment in facilities and equipment, working capital and other general corporate purposes. See Note 7 of Notes to the Consolidated Financial Statements, "Description of Capital Stock" and "Use of Proceeds." The revolving credit facility is secured by all of the Company's assets. Subsequent to March 31, 1996, the Company received an additional $11.7 million in cash for Common Stock sold pursuant to the over-allotment option of the underwriters of the Company's initial public offering. The Company expects to spend in excess of $250.0 million on capital expenditures directed toward expansion of production capacity over the next eighteen months.

     The Company believes existing cash balances, cash generated from operations, and funds available under its credit facilities, together with the proceeds of the Offerings, will provide adequate cash to fund its operations for at least the next twelve months. While operating activities are expected to provide cash in certain periods, continued expansion of the Company's manufacturing capacity will require the Company to obtain additional sources of financing. Additional sources of long-term liquidity could include cash generated from operations and debt and equity financings. The Company continues to have significant future obligations and expects that it will require additional capital to support planned expansion of the Company's manufacturing capacity and growth, if any. There can be no assurance that the Company will be able to obtain alternative sources of financing on favorable terms, if at all, at such time or times as the Company may require such capital.

                                    BUSINESS

     This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

     HMT is an independent supplier of high-performance thin film disks for high-end, high-capacity hard disk drives, which in turn are used in high-end PCs, network servers and workstations. The disks currently being shipped by the Company are primarily for disk drives with storage capacities ranging from 1.6 to 9 gigabytes (using three to 12 disks), and all have coercivity levels of 1900 Oe or higher. Since March 1994, the Company has focused on addressing the needs of this high-end, high-capacity segment of the disk drive market. HMT believes that its recent operating results reflect its success in meeting these needs and that its future growth and success depend on its ability to continue to develop and market products that enable its customers to produce high-performance disk drives for high-end data storage applications. The Company provides a range of magnetic density points (coercivities), glide heights and disk thicknesses to match the design and performance requirements of each particular customer. The Company currently focuses all of its production capacity on 3 1/2-inch disks, although it is capable of producing disks in other standard form factors. In fiscal 1996, HMT sold its disks to Maxtor, Western Digital, Micropolis, Quantum, Iomega Corporation ("Iomega"), and Hewlett-Packard Company ("Hewlett-Packard"). The Company has also recently begun shipping disks to Samsung Electronics Company Limited ("Samsung").

INDUSTRY BACKGROUND

  The Disk Drive Market

     Market demand for disks and disk drives is growing rapidly, stimulated by demand for new computers, upgrades to existing computers and the growing use of sophisticated network servers. The introduction of increasingly powerful microprocessors and more memory intensive software, combined with the development and growth of multimedia computing applications and Internet usage, have stimulated demand for PCs in both the home and business markets. According to International Data Corporation ("IDC"), worldwide shipments of PCs were 39 million units in 1993 and 58 million units in 1995, and are projected to reach approximately 104 million units in 1999. In addition, the PC server market, driven by the trend toward networking applications and the expansion of the Internet, is expected to grow substantially through the year 2000.

     The combined demand from the PC and server markets has resulted in strong growth in unit shipments of disk drives. Worldwide shipments of hard disk drives were 50 million units in 1993 and 89 million units in 1995 and are projected to reach 144 million units in 1997. According to IDC, the worldwide market for hard disk drives was $22 billion in 1995. Strong overall demand for disk drives has also stimulated the growth of the thin film disk market. According to Trend Focus, the number of thin film disks produced in 1993 was 134 million, in 1995 was 256 million and is projected to reach 416 million in 1997. The worldwide market for thin film disks is estimated to have been $3.3 billion in 1995.

     The applications being developed for PCs require greater storage capacity and, as a result, have sharply increased the demand for high-capacity disk drives. Users purchasing newer PCs for business and home are commonly attracted by the availability of greater processing power, larger databases, multimedia and other memory intensive applications and more sophisticated operating systems, such as Windows 95 or Windows NT. Increasing use of the Internet and on-line data, including image storage and retrieval, have further stimulated the demand for storage capacity. The disk drive industry has responded to this demand with significant technology and product advances. As a result, mean storage capacity per disk drive has increased from 213 megabytes ("MB") in 1993 to 690 megabytes in 1995. Meanwhile, the average number of disks per drive has remained relatively constant at about 2.5 disks. While storage capacity has grown, the cost per MB has fallen from $1.26 in 1993 to $0.32 in 1995. Today's market continues to generate pressure for advances to facilitate these trends in computing, especially at the high-end. Thus, the Company believes that success in the disk drive market has depended and for the foreseeable future will depend on the ability of the disk drive manufacturer, together with its suppliers of critical components, such as thin film disks, to keep pace with these advances.

     Recently, removable-media storage devices, including removable hard disk drives, have received increased attention in the data storage market. Removable hard disk drives utilize cartridges incorporating thin film disks and combine the high-capacity and rapid access of hard disk drives with the benefits of removability. These devices can be used peripherally to increase the storage capacity for PCs.

  Disk Drive Technology

     The basic elements of the disk drive, sized to fit various industry form factors, have remained essentially the same since hard disk drives were first introduced. The principal components of a hard disk drive are disks, heads, spindle and actuator mechanics and electronics. Each disk drive typically contains from one to ten disks that are attached to a spindle/motor assembly within a sealed enclosure. The electronics control the spinning of the disk, the positioning of the head and the writing and retrieval of data stored on the disk. The recording head is a small magnetic transducer that, when the disk is spinning, "flies" just above the disk surface. Data are written on circumferential tracks on the disk when the electronic channel sends current pulses to the head. The head converts these pulses to magnetic fields that cause the magnetic layer within the disk and under the recording head to become magnetized, oriented in the direction of the head's magnetic field. Reversing the current in the head reverses the direction of the magnetic field on the disk. During the read-back process, as the head scans over the disk, magnetic flux from the disk's magnetic layer is picked up by the head and induces an electrical current which is converted into voltage. The output signal voltage is then transformed into digital data by the read channel electronics. The following diagram illustrates the principal components of a typical hard disk drive:
                                  (GRAPHIC)

     Major improvements in disk drive performance have been based on technological advances in the principal components. In a typical disk drive today, the spindle/motor assembly rotates the disk at 4,500 to 7,200 revolutions per minute. The head reads and writes data onto the spinning disk while flying at a height of 2.0 microinches (.05 micron) at data transfer rates of 40 to 80 megabits per second. The combination of modern head and disk technologies enables this drive to store data on 4,000 to 6,000 circumferential tracks per radial inch on the disk with 75,000 to 110,000 bits of data per inch along each track.

  Thin Film Disk Technology

     A thin film disk is composed of a substrate, generally aluminum, coated with thin films capable of storing information in the form of magnetic patterns. The manufacturing of thin film disks is a multi-step process using processes similar to those used for the production of silicon wafers for semiconduc-tors. The manufacturing process involves the deposition of extremely thin, uniform layers of magnetic film onto a substrate using a sputtering process, by either a static or in-line system, similar to that used to coat silicon wafers. The basic process consists of many interrelated steps and requires an extremely clean environment. Minor deviations in the manufacturing process, minute impurities in materials used, particulate contamination or other problems can cause significant numbers of disks to be rejected, thereby causing significant yield loss.

     The most significant technological challenges facing disk manufacturers today are associated with market demand for increased storage capacity and durability. An effective implementation of thin film technology to meet these challenges must address various performance-related characteristics, including magnetics, glide height, durability and static friction ("stiction").

     - Magnetics. Coercivity, a measure of the magnetic strength of the disk, is expressed in Oersted ("Oe"). The magnetic strength of the disk is determined by the types of disk substrate and thin film materials used, substrate surface conditions before disk sputtering, and the conditions that exist during the sputtering process, including temperature, vacuum and possible sources of disk contamination. As areal density increases, higher coercivity is needed to permit sharper transitions between magnetized regions. This allows each bit of data to be stored in a smaller area, and therefore more data can be stored in the same disk area. Advanced drive designs currently require coercivities in the range of 1800 to 2200 Oe, compared to a range of 950 to 1200 Oe five years ago. The Company believes that most high-end disk drive manufacturers will require coercivities of 2000 to 2400 Oe by the end of 1996. HMT currently manufactures and sells disks in commercial quantities with coercivities ranging from 1900 to 2200 Oe, with more than 40% of the Company's revenues during the three months ended March 31, 1996 deriving from disks with coercivities of 2000 Oe and above. The Company is also currently producing small quantities of disks for use in customer development programs with coercivities of up to 2700 Oe.

     - Glide Height. The glide height of the disk is the measure of the height at which the head can fly over the disk without hitting anything and is a standard used in the specification of the disk. The actual flying height of the head in the disk drive is higher than the glide height to provide a margin for safety. Glide height depends on the smoothness and flatness of the disk surface. The lower the disk head flies above the disk surface, the more accurately the head can read the magnetic signal, allowing a smaller magnetized region to store each bit of data and thereby contributing to increases in areal density. While the current industry standard glide height is 1.5 microinches, the Company expects that glide heights will decrease to 1.2 microinches during 1996. The Company currently manufactures and sells disks in commercial quantities with glide heights of 1.5 microinches and 1.2 microinches.

     - Durability Through Start/Stop Cycles. In most hard disk drives, the head and disk come into contact when the disk drive is turned off and the head rests directly on the inner diameter of the disk. To prevent wear on the disk, a protective overcoat is deposited over the magnetic layer of the disk. However, the thickness of this overcoat must be minimized because this layer increases the distance of the head from the magnetic layer, thereby reducing the strength of the magnetic signal reaching the head. Customer specifications typically require 60,000 start/stop cycles for desktop PCs.

     - Stiction. Stiction is the static friction that occurs when two smooth surfaces come into contact. In the case of hard disk drives, an extremely smooth disk surface enables lower glide heights and can enhance durability by reducing the friction which occurs when the head contacts the disk. However, if a disk is too smooth, stiction will cause the head to adhere to the disk surface when the drive is turned on and off, causing irreparable damage to the hard disk drive. Disk manufacturers minimize this problem primarily through texturizing the disk surface in a controlled manner.

     Disk manufacturers cannot simply address each performance characteristic discretely because the interplay among characteristics significantly impacts the overall performance of the disk. For example, a protective overcoat that yields a highly durable disk may well reduce the disk's potential storage capacity.

  Challenges Facing the Disk Drive Industry

     Despite technological advances in components, including thin film disks, and the prospects for continued data storage market growth, disk drive manufacturers face a demanding marketplace. A strong competitive position is best achieved through continual innovation. Improvements in product performance characteristics, designed to meet the growing demands for increased storage capacity, play an integral part in allowing the manufacturer to generate acceptable gross margins. However, in the highly competitive disk drive industry, other manufacturers have generally been able to develop comparable products within a relatively short time. The likelihood of rapidly decreasing profitability over the life cycle of any given product provides a strong incentive for manufacturers to innovate. This results in extremely short product cycles, currently estimated to be from nine to twelve months.

     Disk drive manufacturers participating in the high-end, high-capacity disk drive market segment can realize higher gross margins by successfully addressing the need for drives capable of supporting today's demand for high-performance, value-added computing products. In this segment, which supplies products incorporated into high-end PCs, network servers and workstations, users are less price sensitive than typical home PC consumers because they have a more compelling need for a value-added product. Because of the short product cycles and the significant technology improvements incorporated into each new generation of high performance disk drives, the need to be in the forefront of technological advances is particularly great for companies competing in this segment.

     Disk drive manufacturers can produce higher capacity products by putting more disks in a drive or coupling a number of drives together in an array. These approaches are limited by form factor constraints and technical complexity. These are also relatively high cost solutions since the drive manufacturer is adding more componentry. A more cost-effective solution is to develop a product that can store more data using the same number of components. Thus, disk drive manufacturers generally have relied on the development of new head technologies and of thin film disks with improved areal density characteristics to support generational advances in storage capacity and performance.

THE HMT APPROACH

     HMT focuses on providing value added technological solutions that meet the demands of the high-end, high-capacity disk drive market. The Company develops, manufactures and sells technologically advanced products designed to provide improved performance, principally through achieving higher coercivities and lower glide heights. The Company seeks to be a supplier to disk drive manufacturers with a proven record for technological leadership because these customers have the greatest ability to fully exploit the value of technologically superior disks. By working with such high-end customers and their head vendors, HMT can influence leading edge disk drive designs and earn a strong position as a supplier of disks for these products.

STRATEGY

     The key elements of HMT's strategy are as follows:

     - Establish and Maintain Leadership in High-End Product Technology. The Company focuses its development resources principally on performance improvements for disks sold to the high-end, high-capacity segment of the disk drive industry. In order to improve product performance characteristics, including magnetics, glide height, durability and stiction, HMT is continually engaged in efforts to enhance its proprietary technologies and processes. For example, efforts in the alloy and process development area, focusing largely on non-precious metal alloys, are directed toward improving disk coercivity above the 2500 Oe level.

     - Develop Collaborative Relationships with Leading Head and Disk Drive Manufacturers. The Company works closely with head manufacturers developing new technologies, including TRI-PAD compatible and MR-head ready disks. This collaboration enables the parties to develop compatible products which can be effectively incorporated together into leading edge disk drives. HMT also seeks to establish strong relationships with its customers, enabling the Company to participate in establishing technological and design requirements for new products. The Company believes that close technical collaboration with its customers and their other suppliers during the design phase of new disk drives facilitates integration of the Company's products into new disk drives, improves the Company's ability to reach cost effective high volume manufacturing rapidly and enhances the likelihood that the Company will become a primary supplier of thin film disks for high performance disk drive products.

     - Develop Advanced Manufacturing Processes to Support Volume
       Production. HMT develops advanced manufacturing processes directly on state-of-the-art production equipment. Developing manufacturing processes for new products directly on active production lines during the research and development phase increases the likelihood that the Company can quickly and efficiently transition to high volume commercial production of new products. The ability to implement new processes quickly also helps the Company meet its customers' increasingly rapid time-to-market demands and advances its goal of having its products designed into its customers' disk drives.

     - Expand Manufacturing Capacity. Demand for the Company's thin film disks currently exceeds its manufacturing capacity. HMT has recently completed an expansion of manufacturing capacity in its current facility and announced plans to construct a new production facility at its Fremont, California site. In addition, the Company recently acquired an aluminum substrate manufacturing facility and related equipment located in Eugene, Oregon and has announced plans to enlarge that facility in order to increase substrate production and to add nickel plating and polishing capability. The Company expects that added capacity will enable it to improve its ability to meet the demands of current customers and position it to take advantage of additional market opportunities.

     - Maintain Strict Quality Control of Manufacturing Process. HMT believes that its close attention to quality control results in a consistent product and high production yields and is key to its success. Attention to quality has the dual benefit of producing high performance disks and lowering the Company's cost of production. In addition, product quality is an essential factor in the supplier certification process of disk drive manufacturers. Two customers currently accept shipments of the Company's products directly to stock, which HMT believes indicates a high degree of customer confidence in HMT's ability to manufacture a consistently high quality product and which potentially reduces customer costs associated with disk supply.

PRODUCTS

     The Company provides a range of magnetic density points (coercivities), glide heights and disk thicknesses. HMT currently manufactures and sells disks in commercial quantities with coercivities ranging from 1900 to 2200 Oe and glide heights of 1.5 microinches or less. The Company is also currently producing small quantities of disks for use in customer development programs with coercivities of up to 2700 Oe.

     The Company's product mix continually shifts as technological advances are implemented in anticipation of demand for disks with improved performance characteristics and the Company transitions production from less technologically sophisticated disks still in active use. For example, during the three months ended March 31, 1995, 1800 Oe and below products comprised 95.0% of total units shipped. In the three months ended March 31, 1996, all products shipped were 1900 Oe and above, with more than 40% of the units shipped having coercivities of 2000 Oe and above.

     The Company's disks are currently used by seven disk drive manufacturers in nine different 3 1/2-inch disk drive products. Currently, these disks are primarily used in disk drives with capacities ranging from 1.6 GB to 9 GB and have storage capacity per disk ranging from 525 to 750 MB. The Company has the technological capability to produce disks to fit standard form factors of 5 1/4-inches and below, although it currently produces only 3 1/2-inch disks.

MANUFACTURING AND QUALITY

     HMT believes that its internally developed proprietary and patented manufacturing processes and state-of-the-art equipment, to which it has made proprietary modifications, combined with its extensive expertise, currently provide HMT with a technological advantage over competing independent thin film disk manufacturers. HMT's expertise, processes and equipment also allow it to develop new proprietary processes in response to customers' requirements for improved product performance and to integrate new technologies into the manufacturing process rapidly. The Company's production lines can be installed, modified or expanded on a cost efficient basis. The use of a modular strategy facilitates incremental capacity increases, efficient adaptation of manufacturing equipment for new product processes and achievement of high volume manufacturing capacity for new products on a timely basis.

  Manufacturing Process

     The Company's manufacturing process is briefly summarized as follows:

     Chamfer, Grind, Bake and Wash. The initial input to the production of a thin film disk is an aluminum blank that can be procured from a number of sources. To create specialized aluminum alloy substrates, the manufacturer chamfers the sharp inner and outer edges of the blank, rough grinds the blank to achieve flatness, bakes the blank to bring out surface roughness, final grinds to remove surface defects and improve surface finish, and then washes the blank to remove particles. HMT manufactures a portion of its requirements for these substrates, which must be flat, smooth and free of surface defects, and purchases the balance of its requirements from independent vendors.

     Plate, Polish, Texture and Wash. Aluminum substrates are plated with electro-less nickel, a non-magnetic layer critical to corrosion resistance that strengthens the disk and improves durability. The Company currently performs most of its nickel plating in-house. Disks are then polished to produce a mirror smooth surface. Polishing enhances the nickel surface, reducing its roughness, while maintaining the overall flatness of the disk. The Company's texturizing process, a highly automated patented process, produces a controlled roughness on the disk's surface to improve its stiction characteristics. The final step in these front-end processes is washing to present a clean disk surface. Subsequent processes occur in class 10 clean rooms.

     Sputter, Dip Lube and Kiss Buff. The sputter process uses equipment and a process, similar to that used in silicon wafer fabrication, in which layers of materials are deposited on the disk through a vacuum sputtering process. The chrome and magnetic layers determine the magnetic properties of the disk. The carbon layer is a protective overcoat. After sputtering, a microscopic layer of lubrication is applied to the disk's surface to improve durability and reduce surface friction. After lubrication, a surface finishing step is applied, commonly referred to as kiss buff or tape burnish.

     Glide/Certify. In the test and certification process each finished disk is electronically screened and certified as acceptable based on the customer's specifications. A robotically controlled tester electronically tests for glide performance. The tester then writes information onto the disk, reads it back and erases it, simulating performance in the customer's disk drive. Each disk is tested for parametrics, errors in the read/erase process and surface defects.

     The conversion of a specialized aluminum alloy substrate into a final product requires three to five days.

                     THE THIN FILM DISK PRODUCTION PROCESS

                                   [GRAPHIC]

  Quality Assurance

     HMT has a dedicated quality assurance group. The Company believes that its quality assurance program allows it to realize superior product yields and consistently produce a quality product. Because a high quality product is critical to achieving strong operating results and high customer satisfaction, HMT's emphasis on this area will remain a top priority. The organization consists of four separate groups:

     - Application Engineering. The Application Engineering group is responsible for reviewing customer requirements and specifications by conducting specification reviews and soliciting customer and internal manufacturing feedback. Other functions include correlating and evalu-ating the results of HMT and customer testing, generating standards and performing source audits.

     - Supplier Quality Engineering. Because quality assurance is a critical aspect of the Company's strategy, the emphasis on quality must extend to the supplier level. The Supplier Quality Engineering group is responsible for ensuring incoming product quality through auditing suppliers, reviewing process data, establishing internal specifications and creating quality procedures and practices. The group also establishes material specifications, supplier benchmarking and standards for qualification of the supplier base.

     - Reliability and Process Engineering. The Reliability and Process Engineering group is responsible for performing ongoing reliability testing, process improvement testing and new product development testing. Specific functions involve statistical process control analysis, gauge repeatability and reproducibility studies, equipment calibration, process qualification improvements and in-process quality audits.

     - Customer Support. The Customer Support group acts as liaison between the customer and the Company's manufacturing organization. All customer concerns and issues are handled through the group. Other responsibilities include corrective action requests, non-conforming material reviews, return material authorizations and document control.

  Manufacturing Facilities and Capacity

     The Company's manufacturing facilities, distribution center and administrative offices are located in Fremont, California. The Company's Fremont facility received ISO 9001 certification in May 1996. The Company operates fourteen production scale sputtering lines for production and development of products. A typical sputtering line consists of one sputtering machine and associated equipment, such as texturizers, lubricators, glide testers and certifiers. The Company's facilities, which currently operate seven days a week, 24 hours per day, are close to full capacity. The Company has recently announced plans to construct a new production facility at its Fremont, California site, in which it plans to install up to 16 additional production scale sputtering lines. The Company has also recently acquired an aluminum substrate manufacturing facility and related equipment located in Eugene, Oregon, and has announced plans to enlarge that facility in order to increase substrate production and to add nickel plating and polishing capability.

     Because the Company has been operating at close to full capacity, growth in the Company's net sales depends on the successful expansion by the Company of its manufacturing capacity. Although the Company has improved its production capacity in its existing facility, significant additional increases will depend on successfully developing the new production facility in Fremont and on successfully enlarging the Eugene, Oregon facility to provide an increased internal supply of nickel plated and polished substrates. There can be no assurance that the Company will be able to successfully increase capacity and the failure to do so could have a material adverse effect of the Company's business, operating results and financial condition.

TECHNOLOGY

     The Company believes that there are a number of factors that are key to establishing and maintaining an advanced technology position. The Company is optimizing non-precious metal alloys, based on a cobalt/chromium/tantalum alloy, for future products with coercivities that can support foreseeable demand for increased storage capacity using relatively inexpensive materials. The Company also has extensive expertise in the deposition of these and other alloys onto disks. The Company uses state-of-the-art static sputtering machines in the development and production of disks. Static machines differ from in-line, pallet machines used by some other disk manufacturers in a number of important respects. Static sputtering machines process one stationary disk at a time, allowing for greater control of alloy deposition and minimizing spatial and temperature variation; use isolated process chambers, permitting the manufacturer to control and optimize each process step separately;

and do not require a pallet, reducing the risk of contamination of the disk surface during processing. The Company has further enhanced the performance of sputtering equipment supplied by vendors through internally developed, proprietary and patented modifications.

     The Company believes its unique tribology approach, which minimizes detrimental interaction between the head and disk, is another area of strength. The method involves balancing the inter-relationship between texturizing, carbon overcoating and lubrication. The Company's patented graded zone texture process allows the Company to produce a rougher texture at the disk's inner diameter, while creating a smoother surface on the remainder of the disk. This process provides increased protection where the head most often comes into contact with the disk, while also minimizing the distance between the head and the disk magnetics in other regions of the disk where data is stored and read. A nitrogen-containing carbon overcoat offers superior wear resistance. Application of the Company's in-house blended lubricant results in disks that can withstand an extreme range of temperature and humidity conditions. These additional layers must be thick enough to achieve the desired protection of the disk and thin enough to minimize the distance between the head and the magnetic layer of the disk. The Company believes that its application of these technologies, with particular attention to the inter-relationship between the technologies and their combined effect on disk performance, have enabled it to develop competitive high-capacity disks.

     The Company also devotes considerable resources to developing disks for drives utilizing new head technology. Head technology, traditionally based on flying inductive heads that combine the read and write function within one head, is undergoing significant evolution. Two important new technologies, proximity recording and MR-heads, have emerged and over time are expected to replace traditional inductive technology. The Company believes that proximity recording, such as TRI-PAD or similar technology, which is an extension of current inductive technology that, by design, allows a portion of the head to have intermittent contact with the disk, will be an important technology for the next several years. MR-head technology segregates the read and write function to different elements of the head. By physically disconnecting the writing and readback processes each can be individually tuned for optimized performance. The Company expects that the superior performance offered by MR technology will make it the dominant head technology of the future. In order to take advantage of the technological potential of these new head technologies and enable the Company to play a role in setting design specifications for the disk drive product, HMT works directly with head manufacturers to develop compatible disks. The Company has demonstrated the ability to produce disks for the new head formats through the use of non-precious metal alloys, modified equipment and optimized processes.

     The Company believes that its materials science expertise and ongoing commitment to developing new technologies is critical to remaining competitive and achieving desired operating results. The Company expects its research and development effort to remain focused on alloy and process development, substrate finish and texture, overcoat development, and compatibility with advanced recording concepts. As it has done in the past, the Company intends to conduct many of its development programs directly on active production lines, facilitating transition to high volume commercial production and minimizing development expense. During the fiscal years 1994, 1995 and 1996, the Company incurred $2.8 million, $3.1 million, and $3.8 million, respectively, of research and development expenses. The Company believes that its future success depends on its ability to continue to enhance its existing products and to develop new products.

CUSTOMERS, SALES AND SUPPORT

     The Company sells its products directly to independent OEM disk drive manufacturers for incorporation primarily into hard disk drives which are marketed under the manufacturers' own labels. The following table sets forth the percentage of net sales attributable to sales to the Company's principal customers in the three months ended March 31, 1996, fiscal 1996 and fiscal 1995.

                                             THREE MONTHS ENDED
                                               MARCH 31, 1996     FISCAL 1996   FISCAL 1995
                                             ------------------   -----------   -----------
        Maxtor.............................        39.0%              40.5%         73.7%
        Western Digital....................         35.1              35.8           5.9
        Hewlett-Packard....................         10.7               3.7           0.0
        Micropolis.........................          6.1               9.1          11.2

     The Company's other customers during the three months ended March 31, 1996 included Iomega, Quantum and Samsung. Iomega utilizes the disks in its removable media hard disk drives. Due to cessation of its high-end manufacturing operations, Quantum's high-end products are expected in the future to be manufactured by Matsushita Kotobuki Electronics Industries ("MKE"), and the Company is currently qualifying its products with MKE. The Company recently began shipping products to Samsung. Due to the rapid and frequent development of new disk drive products, it is common in the industry for the relative mix of customers and products to change rapidly, even from quarter to quarter.

     The Company believes that close technical collaboration with its customers and their other suppliers during the design phase of new disk drives facilitates integration of the Company's products into new disk drives, improves the Company's ability to rapidly reach cost effective high volume manufacturing and enhances the likelihood that the Company will become a primary supplier of thin film disks for new disk drive products. However, the design-in process is ongoing and recurs frequently, and the Company must compete for participation in each new product program, even those of existing customers.

     The Company's customer sales and service efforts are an integral part of maintaining strong customer relations. The sales and service organization processes requests from customers concerning product needs and acts to mobilize the Company's resources to fulfill customer requests.

     Although the Company has broadened its customer base, there are a relatively small number of disk drive manufacturers, and the Company expects that its dependence on a few customers will continue in the future. Additionally, there is the possibility that one or more of the Company's customers could develop or expand their ability to produce thin film disks internally and, as a result, could reduce the level of purchases or cease purchasing from the Company or could sell thin film disks in competition with the Company. There has also been a trend toward consolidation in the disk drive industry that the Company expects to continue. If any of the Company's customers or competitors were to combine and rationalize suppliers and competitive product lines, the Company's business, results of operations and financial condition could be materially adversely affected.

BACKLOG

     The Company's sales are generally made pursuant to purchase orders that are subject to cancellation, modification, quantity reductions or rescheduling without significant penalties. The Company's backlog of purchase orders requesting delivery in the following quarter was approximately $69.3 million as of March 31, 1996, compared with $25.8 million as of March 31, 1995. Customers typically provide the Company with forecasts of expected requirements for the next three to six months and submit purchase orders 60 to 90 days in advance of shipment dates. Because these purchase orders may be modified or rescheduled by customers on short notice and without penalty, the Company does not believe that its backlog as of any particular date should be considered indicative of sales for any future period.

COMPETITION

     Competitors in the thin film disk industry fall into three groups: U.S. non-captive manufacturers, Japan-based manufacturers and U.S. captive manufacturers. Historically each of these groups has supplied approximately one-third of the worldwide thin film disk unit output. The Company's primary U.S. non-captive competitors are Akashic, Komag and StorMedia. Japan-based competitors include Fuji, Mitsubishi, Showa Denko and Hoya. Certain of these companies have significantly greater financial, technical and marketing resources than the Company. In addition, U.S. captive manufacturers, which include certain computer manufacturers, as well as disk drive manufacturers such as Seagate, an affiliate of Maxtor and Western Digital, manufacture disks or plan to manufacture disks for their internal use as part of their vertical integration programs. These companies could increase their internal production and reduce or cease purchasing from independent disk suppliers such as the Company. In the event of an oversupply of disks, these customers are likely to utilize their internal capacity prior to purchasing disks from independent manufacturers such as the Company. Moreover, while captive manufacturers have, to date, sold only nominal quantities of thin film disks in the open market, there can be no assurance that such companies will not in the future do so in direct competition with the Company. Furthermore, there can be no assurance that other current and potential customers will not acquire or develop capacity to produce thin film disks for internal use, or that disk manufacturing capacity will not exceed demand. Any such changes could have a material adverse effect on the Company's business, operating results and financial condition. Announcement or implementation of any of the following by the Company's competitors could have a material adverse effect on the Company's business, operating results and financial condition: changes in pricing, product introductions, increases in production capacity, changes in product mix and technological innovation.

     The market for thin film disk products is highly competitive, and the Company expects competition to increase in the future. The Company believes that the principal competitive factors affecting this market include performance, quality, delivery capability and price. The Company believes that its products compete favorably in the high-end segment of the market that it serves, especially with respect to performance and quality. The thin film disk industry is characterized by short product life cycles, ranging from nine to twelve months. As a result, the Company must continually anticipate, and adapt its products to meet, demand for increased storage capacity. There can be no assurance that in the future the Company will be able to manufacture products on a timely basis with the quality and features necessary in order to remain competitive. In addition, the development of technologically innovative products requires substantial investments in research and development. Specifically, the thin film disk industry is characterized by intense price competition. While the Company believes that consumers in the high-end high-capacity segment of the market in which the Company operates are less sensitive to price, the Company has experienced pricing pressures in the past, and there can be no assurance that the Company will not experience increased price competition in the future. Pricing pressure has included, and may in the future include, demands for discounts, long-term supply commitments and extended payment terms. Any increase in price competition could have a material adverse effect on the Company's business, operating results and financial condition.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     Although the Company attempts to protect its intellectual property rights through patents, copyrights, trade secrets and other measures, it believes that its success will depend more upon the innovation, technological expertise and marketing abilities of its employees. There can be no assurance that the Company will be able to protect its technology adequately or that competitors will not be able to develop similar technology independently. The Company has 26 patents and 15 pending patent applications in the United States. In addition, the Company has nine foreign patents. Patents may not be issued with respect to the Company's pending patent applications, and its issued patents may not be sufficiently broad to protect the Company's technology. No assurance can be given that any patent issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide adequate protection to the Company's products. In addition, the Company has only limited patent rights outside the United States and the laws of certain foreign countries may not protect the Company's intellectual property rights to the same extent as do the laws of the United States.

     The Company may from time to time be notified by third parties that it may be infringing patents owned by such third parties. If necessary, the Company may have to seek a license under such patents or modify its products and processes in order to avoid infringement of such patents. There can be no assurance that such a license would be available on acceptable terms, if at all, or that the Company could so avoid infringement of such patents, in which case the Company's business, operating results and financial condition could be materially adversely affected. The Company and one of its customers have been contacted by Virgil L. Hedgcoth concerning the use of certain disk preparation techniques allegedly patented by Mr. Hedgcoth (the "Hedgcoth Patents"). The Company generally provides its customers with indemnification for damages sustained by a customer as a consequence of patent infringement claims arising out of use of the Company's products and agrees to defend its customers against such claims. Based on its review of the Hedgcoth Patents, the Company believes that it does not use the techniques described in the Hedgcoth Patents. The Company is aware that another manufacturer is currently litigating the validity of the Hedgcoth Patents. Should they be upheld, there can be no assurance that Mr. Hedgcoth will not make a claim against the Company, in which case the Company could be required to defend its position.

     Litigation may be necessary to enforce the Company's patents, copyrights or other intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or claims for indemnification resulting from infringement claims by third parties. Such litigation, even if successful, could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results and financial condition.

SOURCES OF SUPPLY

     The Company relies on a limited number of suppliers for many materials used in its manufacturing processes, including substrates, texturizers, plating chemicals, abrasive tapes and slurries, certifier heads, sputter targets and certain other materials. In general, the Company seeks to have two or three suppliers for its requirements; however, there can be no assurance that the Company can secure more than one source for all of its materials requirements in the future or that its suppliers will be able to meet the Company's requirements on a timely basis or on acceptable terms. Shortages have occurred in the past and there can be no assurance that shortages will not occur in the future, or that materials will not be available only with longer lead times. Moreover, changing suppliers for certain materials, such as lube or buffing tape, would require that the product be requalified with each customer. Requalification could prevent an early design-in, or could prevent or delay continued participation in disk drive programs for which the Company's products have been qualified. In addition, long lead times are required to obtain many materials. Regardless of whether these materials are available from established or new sources of supply, these lead times could impede the Company's ability to quickly respond to changes in demand and product requirements. Furthermore, a significant increase in the price of one or more of these materials could adversely affect the Company's business, operating results and financial condition. While the Company has implemented procedures to monitor the quality of the materials received from its suppliers, there can be no assurance that materials will meet the Company's specifications and will not adversely impact manufacturing yields or cause other production problems. For example, in the quarter ended March 31, 1995, the Company's operating results were adversely affected by chlorine contamination of its thin film disk products that it believes resulted from chlorine contamination of disk carriers provided by one of its suppliers. In addition, there are only a limited number of providers for thin film disk manufacturing equipment, such as sputtering machines, glide testers and certifiers, and ordering additional equipment for replacement or expansion requires long lead times, limiting the rate and flexibility of capacity expansion. Any limitations on, or delays in, the supply of materials or equipment could disrupt the Company's production volume and could have a material adverse effect on the Company's business, operating results and financial condition.

ENVIRONMENTAL REGULATION

     The Company's operations and manufacturing processes are subject to certain environmental laws and regulations, which govern the Company's use, handling, storage, transportation, disposal, emission and discharge of hazardous materials and wastes, the pre-treatment and discharge of process waste waters and its emission of air pollutants. The Company has from time to time been notified of minor violations of environmental laws and regulations, including its waste water discharge permits, San Francisco Bay Area air quality regulations and hazardous material regulations including releases of hazardous materials. These violations have been corrected in all material respects without undue expense. Environmental laws and regulations, however, may become more stringent over time and there can be no assurance that the Company's failure to comply with either present or future laws or regulations would not subject the Company to significant compliance expenses, production suspension or delay, restrictions on expansion or the acquisition of costly equipment.

EMPLOYEES

     As of March 31, 1996, the Company had 651 full-time employees, with 542 in manufacturing, 37 in research and development, 32 in quality assurance and 40 in administration and marketing. The Company believes it generally has good relations with its employees. None of the Company's employees are represented by a labor union, and the Company has never experienced a work stoppage. The Company believes that attracting and motivating skilled technical personnel is vital to its success. Although competition for such personnel is intense, the Company believes that it has not historically experienced difficulties in attracting personnel that are significantly different from those experienced by its competitors.

PROPERTIES

     The Company owns a 57,776 square foot building, used for manufacturing and administration, on approximately 4.3 acres of land in Fremont, California, and an adjacent five acre parcel. The Company has recently announced its intention to build an additional 120,000 square foot manufacturing and administrative facility on this site. The Company leases an adjacent 50,400 square foot building used primarily for manufacturing under a lease that expires in December 1998 with four five-year extension options. The Company also leases 11,424 square feet of space in a nearby building that it uses for a distribution center under a lease agreement that expires in September 1998, subject to an option to extend for an additional five years. A smaller facility used for administrative offices has a lease term ending March 1997.

     On May 9, 1996, the Company purchased a 36,400 square foot building on approximately 4.6 acres in Eugene, Oregon. The Company has announced plans to enlarge this building, which is used for manufacturing and administration, to 75,000 square feet.

     The Company's Fremont facilities, which currently account for all of its finished disk production, are located near major earthquake faults. Disruption of operations for any reason, including power failures, work stoppages or natural disasters such as fire, floods or earthquakes, could materially adversely affect the Company's business, operating results and financial condition.

                                    GLOSSARY

AREAL DENSITY:  The number of bits of data stored per unit of area.

BIT: The basic unit of storage of information in a computer system. Bits are represented by the presence or absence of changes in orientation of the magnetic domains along a track on the storage media.

BYTE:  Equal to eight bits.

CHAMFER: The process of cutting the sharp edges from the inner and outer edges of an aluminum blank.

COERCIVITY: A measure of the magnetic strength of the disk which is expressed in Oersteds.

DISK SPUTTERING LINES: A sputtering system and related equipment such as plating, polishing, texturizing, lubrication and test equipment as well as related handling equipment.

GIGABYTE:  Equal to one billion bytes or one thousand megabytes.

GLIDE HEIGHT: The height at which the head can fly over the disk without hitting anything. The glide height is dependent on the smoothness and flatness of the disk.

HEAD OR DISK DRIVE HEAD: Small magnetic transducer that flies above the surface of the disk and performs the functions of reading and writing data on the disk.

INDUCTIVE WRITING AND READING HEADS: Refers to heads which use a single element for both the writing and reading process. In the writing process, a current induces an alternating magnetic field at the magnetic tips of the head. In the reading process, the same element senses the magnetic field from the written bits of data and thereby induces an electrical current.

MAGNETO-RESISTIVE (MR) HEADS: Recording heads that use an inductive thin film element to write data on to the media and read the data with a separate magneto-resistive element. The use of a separate but much more sensitive read element permits data to be recorded and, subsequently, read at much higher track densities than inductive thin film head technology.

MEGABYTE:  Equal to one million bytes.

MICROINCH:  One millionth of an inch.

MICRON:  One millionth of a meter.

NETWORK SERVER OR SERVER: A computer generally configured for the support of concurrent multi-user applications. The server is generally a storage repository of software and data.

OERSTED (OE):  A unit of magnetic strength.

PROXIMITY RECORDING: Extension of traditional inductive writing/reading technology which improves performance by bringing transducer into direct contact with disk.

SPUTTERING: A complex vacuum deposition process used to deposit multiple thin film layers on a disk.

STICTION: The static friction that occurs when two smooth surfaces come into contact. A common example is a coin on a wet counter.

SUBSTRATES: The disk material (typically aluminum) onto which the thin layers of material are sputtered.

THIN FILMS: For magnetic disks, films with thickness measured in microinches (millionths of an inch).

THIN FILM DISK OR DISK: A disk incorporating a thin magnetic film capable of storing information in the form of magnetic patterns written and detected by a separate magnetic head within a disk drive.

TRIBOLOGY: Refers to the mechanical interaction between the recording head and the disk.

YIELD: A measure of manufacturing efficiency; the percent of acceptable product obtained from a specific manufacturing process(es).

                                   MANAGEMENT

OFFICERS AND DIRECTORS

     The current officers and directors of the Company and their ages as of March 31, 1996, are as follows:

                  NAME                    AGE                       POSITION
- ----------------------------------------  ---     ---------------------------------------------
Ronald L. Schauer.......................  51      President, Chief Executive Officer and
                                                    Chairman of the Board
Larry J. Anderson.......................  41      Vice President, Marketing and Sales
Ronald J. Buschur.......................  32      Vice President, Quality Assurance
George J. Hall..........................  51      Vice President, Operations
Peter S. Norris.........................  44      Vice President, Finance, Chief Financial
                                                  Officer, Treasurer and Assistant Secretary
Michael A. Russak, Ph.D. ...............  49      Vice President, Research and Development
Bruce C. Edwards(1).....................  42      Director
Neil M. Garfinkel ......................  29      Director
Walter G. Kortschak(1)(2)...............  36      Director
Shotaro Takemoto(2).....................  59      Director
Robert G. Teal(2).......................  52      Director

- ---------------
(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

     Ronald L. Schauer joined the Company as President and Chief Executive Officer and a member of the Board of Directors in February 1994. From June 1993 to February 1994, he was the owner, President and Chief Executive Officer of PAWS, Inc., a plastics manufacturing company. From June 1991 to June 1993, he was President and Chief Operating Officer of Magnetic Data, Inc., a contract manufacturer of disk drives and computers. From June 1983 to May 1991, he was Corporate Vice President and General Manager of the Memory Products Division of Stolle Corporation, a wholly owned subsidiary of Alcoa, a diversified aluminum manufacturing company. From 1972 to May 1983, Mr. Schauer held various technical and general management positions in the Data Recording Products Division at 3M Company, a diversified manufacturing company. Mr. Schauer holds a B.S. in Electrical Engineering from South Dakota State University.

     Larry J. Anderson joined the Company as Vice President, Marketing and Sales in January 1996. From January 1992 to December 1995, he was National Sales Manager for KAO Information Systems, a supplier of magnetic media storage products. From December 1989 to December 1991, he was National Sales Manager of the computer sales division of Maxell Corporation of America. From May 1987 to December 1989, he held various sales positions with Xidex Corporation, a supplier of data storage media. Mr. Anderson holds a B.A. in Business Administration from Western Michigan University.

     Ronald J. Buschur joined the Company as Director of Quality Systems in June 1994 and was appointed Vice President, Quality Assurance in February 1995. From December 1993 to June 1994, he was a Customer Account Manager at StorMedia, a thin-film disk manufacturer. From July 1993 to December 1993, he was a Supplier Accounts Manager at Maxtor, a disk drive company. From May 1987 to July 1993, he held various managerial positions at Digital Equipment Corporation, a computer manufacturer. Mr. Buschur holds a B.A. in Business Administration and Management from University of Phoenix and an Associate Degree in Electrical Engineering Technology from ITT Technical Institute.

     George J. Hall joined the Company as Vice President, Operations in February 1995. From December 1990 to February 1995, he was General Manager of the Rigid Media Division of Sequel, Inc., a media drive company. From 1988 to 1989, he was Director of Operations at Seagate Magnetics, a media manufacturer. From 1985 to 1988, he was employed in development of rigid disk media for vertical recording at Censtor Corporation, a thin film media/head company. From 1983 to 1985, he was Vice President of Operations of Domain Technology, a thin film manufacturer, which he co-founded. Prior to 1983, he held various positions relating to the manufacture of rigid disk media at IBM Corporation, a computer company ("IBM"). Mr. Hall holds a B.S. in Industrial Technology from San Jose State University.

     Peter S. Norris joined the Company as Vice President, Finance, Chief Financial Officer, and Treasurer in December 1995. From 1975 to December 1995, he held various positions at General Instrument Corporation, an electronics company, most recently as Assistant Treasurer since 1981. Mr. Norris holds a B.A. in Economics from Upsala College.

     Michael A. Russak joined the Company as Vice President, Research and Development in August 1993. From October 1987 to August 1993, he was a manager at the Research Division of IBM. Dr. Russak holds a B.S. in Ceramic Engineering and a Ph.D. in Materials Science from Rutgers University.

     Bruce C. Edwards joined the Company's Board of Directors in January 1996. Mr. Edwards was employed by AST Research, Inc. as Senior Vice President and Chief Financial Officer from 1988 until July 1994 and as Executive Vice President, Chief Financial Officer and a director from July 1994 to December 1995. Since February 1996, he has been President and Chief Executive Officer of Milcom International Inc., a manufacturer of power amplifiers for wireless telecommunications applications. Mr. Edwards is also a director of Diamond Multimedia Systems, Inc., Milcom International Inc. and Xircom, Inc.

     Neil M. Garfinkel joined the Company's Board of Directors in January 1996. Since June 1995, he has been a Senior Associate of Summit Partners, L.P., a venture capital partnership. From May 1994 to May 1995, he was an associate at Wilson Sonsini Goodrich & Rosati, Professional Corporation, a law firm. From September 1992 to April 1994, he was an associate at Cravath, Swaine & Moore, a law firm.

     Walter G. Kortschak joined the Company's Board of Directors in November 1995. Since August 1991, he has been a General Partner of Summit Partners, L.P., a venture capital partnership, where he has been employed since June 1989. From June 1986 to June 1989, he was a Vice President at Crosspoint Venture Partners, a venture capital partnership. He is also a director of McAfee Associates, Inc., Mecon, Inc., Diamond Multimedia Systems, Inc. and several privately held companies.

     Shotaro Takemoto joined the Company's Board of Directors in August 1993. From 1990 through 1995, Mr. Takemoto has served in a number of positions at Hitachi Metals, including as an Executive Managing Director and a member of the Board of Directors.

     Robert G. Teal joined the Company's Board of Directors in January 1996. Since July 1988, he has been a General Partner of Capform Partners, a venture capital limited partnership. From April 1982 to February 1988, he was a Senior Vice President of Maxtor, which he co-founded. Mr. Teal has been Chairman of the Board of Directors of Portable Energy Products, Inc., a battery manufacturer, since September 1995, where he has served as a director since May 1990 and served as President and Chief Executive Officer from February 1993 to September 1995. Portable Energy Products, Inc. filed for federal bankruptcy protection in 1994 and emerged from bankruptcy in July 1995. Mr. Teal is also a director of MITTA Technology, Inc.

     All directors hold office until the next annual meeting of stockholders and until their successors are duly elected or until their earlier resignation or removal. Officers are appointed to serve, subject to the discretion of the Board of Directors, until their successors are appointed. There are no family relationships between the directors and officers of the Company.

COMMITTEES

     The Audit Committee of the Board of Directors reviews the internal accounting procedures of the Company and consults with and reviews the services provided by the Company's independent public accountants. The Compensation Committee of the Board of Directors reviews and approves the compensation and benefits of employees of the Company. The Compensation Committee also administers the issuance of stock options and other awards under the Company's stock plans.

DIRECTOR COMPENSATION

     Non-employee directors are paid $1,500 per meeting for attendance at meetings of the Board of Directors and $500 per meeting for attendance at meetings of any committee thereof. Directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with attendance at such meetings. In January 1996, Messrs. Edwards and Teal each received an option to purchase 46,500 shares of the Company's Common Stock at an exercise price per share of $0.10 pursuant to the 1995 Stock Option Plan.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table sets forth certain information for each of the last two fiscal years concerning the compensation of the Company's President and Chief Executive Officer and the Company's three most highly compensated officers, other than the Chief Executive Officer, who were serving as executive officers at March 31, 1996 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                           LONG-TERM
                                                                          COMPENSATION
                                                                             AWARDS
                                         ANNUAL COMPENSATION              ------------
                               ---------------------------------------     SECURITIES
                                                            OTHER          UNDERLYING
       NAME AND        FISCAL                              ANNUAL           OPTIONS          ALL OTHER
  PRINCIPAL POSITION   YEAR     SALARY      BONUS      COMPENSATION(1)        (#)         COMPENSATION(2)
- ---------------------- ----    --------    --------    ---------------    ------------    ---------------
Mr. Ronald L.          1996    $249,995    $113,557              --         3,596,000         $ 3,592
  Schauer.............
  President and Chief  1995     220,001      15,000       $ 184,542                --              --
  Executive Officer
Mr. Ronald J.          1996     136,844      37,530              --           992,000           2,910
  Buschur.............
  Vice President,      1995          --          --              --                --              --
  Quality Assurance
Mr. George J. Hall.... 1996     165,675      63,811              --           992,000           3,012
  Vice President,      1995          --          --              --                --              --
  Operations
Dr. Michael A.         1996     176,673      18,360          73,331           992,000           3,043
  Russak..............
  Vice President,      1995     163,652      15,000          54,035                --              --
  Research and
    Development

- ---------------
(1) Consists of relocation payments.

(2) Includes (i) life insurance premiums paid by the Company in the amounts of $306 for each of Mr. Schauer, Mr. Hall, and Dr. Russak, and $279 for Mr. Buschur, and (ii) $3,286, $2,737, $2,706, and $2,631 to the Company's 401(k)
    tax qualified employee savings and retirement plan on behalf of Mr. Schauer, Dr. Russak, Mr. Hall and Mr. Buschur, respectively.

     The compensation of each of Messrs. Anderson and Norris, who joined the Company in fiscal 1996, is currently in excess of $100,000 on an annualized basis.

STOCK OPTIONS GRANTED DURING THE FISCAL YEAR ENDED MARCH 31, 1996

     The following table provides certain information concerning grants of options to purchase shares of Common Stock made during the fiscal year ended March 31, 1996 to the Named Executive Officers. All grants were made under the Company's 1995 Management Stock Option Plan.

                       OPTION GRANTS IN LAST FISCAL YEAR

                             INDIVIDUAL GRANTS                                       POTENTIAL REALIZABLE
                         --------------------------                                    VALUE AT ASSUMED
                         NUMBER OF      % OF TOTAL                                     ANNUAL RATES OF
                         SECURITIES      OPTIONS                                         STOCK PRICE
                         UNDERLYING     GRANTED TO                                     APPRECIATION FOR
                          OPTIONS      EMPLOYEES IN     EXERCISE                        OPTION TERM(3)
                          GRANTED         FISCAL          PRICE       EXPIRATION     --------------------
         NAME               (#)          YEAR(1)        ($/SH)(2)        DATE          5%          10%
- -----------------------  ---------     ------------     ---------     -----------    -------     --------
Ronald L. Schauer......  2,568,660(4)      20.9            0.03        11/29/05      $52,110     $132,058
                         1,027,340(5)       8.4            0.03        11/29/05       20,842       52,817
Ronald J. Buschur......    708,660(4)       5.8            0.03        11/29/05       14,377       36,433
                           283,340(5)       2.3            0.03        11/29/05        5,748       14,567
George J. Hall.........    708,660(4)       5.8            0.03        11/29/05       14,377       36,433
                           283,340(5)       2.3            0.03        11/29/05        5,748       14,567
Michael A. Russak......    708,660(4)       5.8            0.03        11/29/05       14,377       36,433
                           283,340(5)       2.3            0.03        11/29/05        5,748       14,567

- ---------------

(1) Based on 11,986,150 options granted in fiscal 1996.

(2) All stock options were granted with exercise prices equal to the fair market value, as determined by the Board of Directors, on the grant date.

(3) These amounts are based on compounded annual rates of stock price appreciation of five and ten percent over the 10-year term of the options, are mandated by the rules of the Securities and Exchange Commission and are not indicative of expected stock performance. Actual gains, if any, on stock option exercises are dependent on future performance of the Common Stock, overall market conditions, as well as the option holders continued employment throughout the vesting period. The amounts reflected in this table may not necessarily be achieved or may be exceeded. The indicated amounts are net of the option exercise price but before taxes that may be payable upon exercise.

(4) Of the options, 30.4% vested immediately upon grant, and the remaining 69.6% of the options vest monthly over a four-year period on a pro-rata basis.

(5) These options vest monthly over a four-year period on a pro-rata basis beginning on December 31, 2000. The options have performance-based vesting provisions, which accelerate the vesting of the options based on the attainment of certain performance benchmarks.

OPTION EXERCISES AND YEAR-END VALUES FOR FISCAL YEAR ENDED MARCH 31, 1996

     The following table provides certain information concerning shares acquired and value realized on exercise of options, the number of shares of Common Stock underlying unexercised options held by each of the Named Executive Officers and the value of such officers' unexercised options at March 31, 1996.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR, AND FY-END OPTION VALUES

                                                                           NUMBER OF
                                                                          SECURITIES          VALUE OF
                                                                          UNDERLYING         UNEXERCISED
                                                                          UNEXERCISED       IN-THE-MONEY
                                                                            OPTIONS            OPTIONS
                                                                         AT FY-END(#)       AT FY-END($)
                                  SHARES ACQUIRED         VALUE          EXERCISABLE/       EXERCISABLE/
              NAME                ON EXERCISE(#)      REALIZED($)(1)     UNEXERCISABLE      UNEXERCISABLE
- --------------------------------  ---------------     --------------     -------------     ---------------
Ronald L. Schauer(2)............     2,568,660              $0                 --               $  --
                                     1,027,340               0                 --                  --
Ronald J. Buschur(3)............       708,660               0                 --                  --
                                       283,340               0                 --                  --
George J. Hall(4)...............       708,660               0                 --                  --
                                       283,340               0                 --                  --
Michael A. Russak(5)............       708,660               0                 --                  --
                                       283,340               0                 --                  --

- ---------------

(1) Based on the fair market value of the Company's Common Stock on the dates of exercise minus the exercise price of the options.

(2) Options exercised pursuant to an Early Exercise Stock Purchase Agreement executed by Mr. Schauer and the Company. As of March 31, 1996, 1,980,647 of Mr. Schauer's shares were subject to the Company's right of repurchase.

(3) Options exercised pursuant to an Early Exercise Stock Purchase Agreement executed by Mr. Buschur and the Company. As of March 31, 1996, 546,251 of Mr. Buschur's shares were subject to the Company's right of repurchase.

(4) Options exercised pursuant to an Early Exercise Stock Purchase Agreement executed by Mr. Hall. As of March 31, 1996, 546,251 of Mr. Hall's shares were subject to the Company's right of repurchase.

(5) Options exercised pursuant to an Early Exercise Stock Purchase Agreement executed by Dr. Russak. As of March 31, 1996, 546,251 of Dr. Russak's shares were subject to the Company's right of repurchase.

EMPLOYEE BENEFIT PLANS

     1995 Management Stock Option Plan and 1995 Stock Option Plan. In November 1995, the Board of Directors adopted and the stockholders approved the 1995 Management Stock Option Plan (the "1995 Management Plan") and the 1995 Stock Option Plan (the "1995 Plan," and together with the 1995 Management Plan, the "Stock Plans") and reserved 12,400,000 shares of Common Stock for issuance under the Stock Plans. The Stock Plans provide for the grant to employees of the Company of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and for the grant to employees, directors and consultants of the Company of nonstatutory stock options. As of March 31, 1996, the Company had granted options to purchase an aggregate of 12,284,150 shares of Common Stock, of which options to purchase 3,917,723 shares remained outstanding, and an aggregate of 115,850 shares remained available for grant.

     The Stock Plans are administered by the Compensation Committee of the Board of Directors, which determines the terms of any option granted, including the exercise price, number of shares subject to the option and the exercisability thereof. No option may be transferred by the optionee other than by will or the laws of descent or distribution or, in certain limited instances, pursuant to a qualified domestic relations order.

     The term of a stock option granted under the Stock Plans generally may not exceed 10 years. The exercise price of options granted under the Stock Plans is determined by the Board of Directors, but in the case of an incentive stock option cannot be less than 100% of the fair market value of the Common
Stock on the date of grant or, in the case of 10% stockholders, not less than 110% of the fair market value of the Common Stock on the date of grant. Shares covered by currently outstanding options under the Stock Plans typically vest at the rate of 1/4 of the shares subject to the option on the first anniversary of the date of grant and 1/48 of such shares at the end of each calendar month thereafter.

     Certain of the shares exercisable under the 1995 Management Plan have a performance accelerated vesting feature. The remaining unvested shares vest upon the achievement of certain specified performance goals. Any shares that do not become subject to the acceleration feature will vest over a four-year period at a rate of 1/48 of such shares at the end of each calendar month beginning on December 31, 2000.

     Upon any merger, consolidation or similar transaction in which the Company is not the surviving corporation, all outstanding awards under the Stock Plans shall either be assumed or substituted by the surviving entity. If the surviving entity determines not to assume or substitute such options, the time during which such options may be exercised will be accelerated and the options terminated if not exercised prior to the transaction, except that those options granted under the 1995 Management Plan that contain a vesting acceleration feature will accelerate upon such a change in control only if the consideration received in connection with the transaction equals or exceeds specified thresholds.

     The Board of Directors determined that no further options would be granted under the Stock Plans after completion of the initial public offering.

     1996 Equity Incentive Plan. In January 1996, the Board of Directors adopted and in February 1996 the stockholders approved the 1996 Equity Incentive Plan (the "Incentive Plan") and reserved 3,000,000 shares of Common Stock for issuance under the Incentive Plan, less shares granted under the 1996 Non-Employee Directors' Stock Option Plan. The Incentive Plan provides for grants of incentive stock options to employees (including officers and employee directors) and nonstatutory stock options, restricted stock purchase awards, stock bonuses and stock appreciation rights to employees (including officers and employee directors) and consultants of the Company. As of March 31, 1996, the Company had not granted any options under the Incentive Plan. The Incentive Plan is administered by the Compensation Committee, which determines recipients and types of awards to be granted, including the exercise price, number of shares subject to the award and the exercisability thereof.

     The term of a stock option granted under the Incentive Plan generally may not exceed 10 years. The exercise price of options granted under the Incentive Plan is determined by the Board of Directors, but, in the case of an incentive stock option, cannot be less than 100% of the fair market value of the Common Stock on the date of grant or, in the case of 10% stockholders, not less than 110% of the fair market value of the Common Stock on the date of grant. Options granted under the Incentive Plan to new employees and consultants generally will vest at the rate of 1/4 of the shares subject to option on the first anniversary of the date of grant and 1/48th of such shares at the end of each calendar month thereafter. No option may be transferred by the optionee other than by will or the laws of descent or distribution or, in certain limited instances, pursuant to a qualified domestic relations order. An optionee whose relationship with the Company or any related corporation ceases for any reason (other than by death or permanent and total disability) may exercise options in the three-month period following such cessation (unless such options terminate or expire sooner by their terms) or in such longer period as may be determined by the Board of Directors.

     Shares subject to options which have lapsed or terminated may again be subject to options granted under the Incentive Plan. Furthermore, the Board of Directors may offer to exchange new options for existing options, with the shares subject to the existing options again becoming available for grant under the Incentive Plan. In the event of a decline in the value of the Company's Common Stock, the Board of Directors has the authority to offer optionees the opportunity to replace outstanding higher priced options with new lower priced options.

     Restricted stock purchase awards granted under the Incentive Plan may be granted pursuant to a repurchase option in favor of the Company in accordance with a service vesting schedule determined by the Board. The purchase price of such awards will be at least 85% of the fair market value of the Common Stock on the date of grant. Stock bonuses may be awarded in consideration for past services without a purchase payment. Stock appreciation rights authorized for issuance under the Incentive Plan may be tandem stock appreciation rights, concurrent stock appreciation rights or independent stock appreciation rights.

     Upon any merger, consolidation or similar transaction in which the Company is not the surviving corporation, all outstanding awards under the Incentive Plan shall either be assumed or substituted by the surviving entity. If the surviving entity determines not to assume or substitute such awards, the time during which such awards may be exercised shall be accelerated and the awards terminated if not exercised prior to the transaction. The Incentive Plan will terminate in January 2006, unless terminated sooner by the Board of Directors.

     Employee Stock Purchase Plan. In January 1996, the Board of Directors adopted and in February 1996 the stockholders approved the Employee Stock Purchase Plan (the "Purchase Plan") covering an aggregate of 500,000 shares of Common Stock. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Under the Purchase Plan, the Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. The offering period for any offering will be no more than 27 months.

     Employees are eligible to participate if they are employed by the Company, or an affiliate of the Company designated by the Board of Directors, for at least 20 hours per week and are employed by the Company or a subsidiary of the Company designated by the Board of Directors for at least five months per calendar year. Employees who participate in an offering can have up to 15% of their earnings withheld pursuant to the Purchase Plan. The amount withheld will then be used to purchase shares of the Common Stock on specified dates determined by the Board of Directors. The price of Common Stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Common Stock on the commencement date of each offering period or the specified purchase date. Employees may end their participation in an offering at any time during the offering period. Participation ends automatically on termination of employment with the Company.

     Upon any merger, consolidation or similar transaction in which the Company is not the surviving corporation, the Board of Directors has discretion to provide that each right to purchase Common Stock will be assumed or an equivalent right substituted by the surviving entity, or the Board may shorten the offering period and provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to such merger or other transaction. The Purchase Plan will terminate at the Board's discretion. The Board has the authority to amend or terminate the Purchase Plan, subject to the limitation that no such action may adversely affect any outstanding rights to purchase Common Stock.

     1996 Non-Employee Directors' Stock Option Plan. In January 1996, the Board adopted and in February 1996 the stockholders approved the 1996 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") to provide for the automatic grant of options to purchase shares of Common Stock to non-employee directors of the Company (other than employees or affiliates of Summit Partners, L.P. or Hitachi Metals) and reserved 3,000,000 shares of Common Stock for issuance under the Directors' Plan, less shares granted under the Incentive Plan. As of March 31, 1996, no options had been granted under the Directors' Plan. The Directors' Plan is administered by the Board of Directors, unless the Board delegates administration to a committee comprised of members of the Board.

     Pursuant to the terms of the Directors' Plan, each director of the Company not otherwise employed by the Company and who is first elected as a non-employee director after the completion of this offering (other than employees or affiliates of Summit Partners, L.P. or Hitachi Metals) automatically will be granted an option to purchase 8,000 shares of Common Stock upon such election. Each director who continues to serve as a non-employee director (other than employees or affiliates of

Summit Partners, L.P. or Hitachi Metals) will be granted an additional option to purchase 2,000 shares of Common Stock on each anniversary of the date of his or her initial grant or, in the case of current non-employee directors, annually commencing with the fourth anniversary of the date of this Prospectus.

     The term of stock options granted under the Directors' Plan generally may not exceed 10 years. The exercise price of options granted under the Directors' Plan will be equal to 100% of the fair market of the Common Stock on the date of grant. Options granted under the Directors' Plan generally vest at the rate of 1/4 of the shares subject to the option on the first anniversary of the date of grant and 1/48 of such shares at the end of each calendar month thereafter.

     Upon any merger, consolidation or similar transaction, the time during which such options may be exercised will be accelerated and the options terminated if not exercised prior to the transaction. The Directors' Plan will terminate in January 2006, unless earlier terminated by the Board.

     401(k) Plan. Effective January 1, 1992, the Company adopted a tax-qualified employee savings and retirement plan (the "401(k) Plan") covering all of the Company's employees who have attained the age of 21 and have completed six months of service with the Company. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the lesser of 15% of eligible compensation or the annual statutory limit ($9,500 in 1996) and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, a Company matching contribution equal to the employee's deferred amount, generally up to a maximum of 4% of such employee's annual compensation. The employee's contributions are fully vested and nonforfeitable at all times. The Company's matching contributions, if any, vest at a rate of 100% after the two years of service. The trustee under the 401(k) Plan, at the discretion of each participant, invests the assets of the 401(k) Plan in any of several investment options. The 401(k) Plan is intended to qualify under Section 401 of the Code so that contributions by employees to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn, and so that the contributions by employees will be deductible by the Company when made.

     Severance Plan. In January 1996, the Company adopted an Executive Severance Plan (the "Severance Plan") providing for certain benefits to executive officers of the Company in the event an executive's employment is involuntarily terminated without cause (generally meaning without any misconduct on the executive's part) or that the executive voluntarily terminates employment with good reason (generally meaning that the executive's responsibilities, title or compensation was materially reduced). Upon the occurrence of such an event, the Severance Plan provides for salary continuation for a period no greater than one year. In addition, the Severance Plan provides for continued health benefits coverage to the extent permitted by the Consolidated Omnibus Budget Reconciliation Act of 1985 and the Company's group health policies.

     Bonus Plan. The Company has a discretionary bonus program for certain designated key employees of the Company, including all executive officers, pursuant to which such employees are paid cash bonuses based upon the attainment of certain specified corporate goals for the year established by the Board of Directors. The amount of the bonus to which each such employee is entitled is determined by the Board of Directors.

     Profit Sharing Plan. In May 1996, the Board of Directors approved an incentive-based profit sharing plan for employees of the Company, including all executive officers. Under this plan, employees are paid cash bonuses on a quarterly basis based upon the attainment of certain specified corporate goals determined by the Board of Directors.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     As permitted by the Delaware General Corporation Law (the "Delaware Law"), the Company's Certificate of Incorporation provides that no director of the Company will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the directors' duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law,

(iii) unlawful payments of dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derives any improper personal benefit. In addition, the Company's Bylaws provide that any director or officer who was or is a party or is threatened to be made a party to any action or proceeding by reason of his or her services to the Company will be indemnified to the fullest extent permitted by the Delaware Law.

     The Company has entered into indemnification agreements with each of its directors and executive officers pursuant to which the Company has indemnified each of them against expenses and losses incurred for claims brought against them by reason of their being a director or executive officer of the Company. In addition, the Company maintains directors' and officers' liability insurance.

     There is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director or executive officer.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

LEVERAGED RECAPITALIZATION

     On November 30, 1995, the Company effected the Leveraged Recapitalization. The Leveraged Recapitalization and related transactions consisted of: (i) the repurchase by the Company from Hitachi Metals of shares of Common Stock representing all the outstanding capital stock of the Company for an aggregate purchase price of $52.1 million in cash; (ii) the recapitalization of the Company through the sale of 21,968,057 shares of Common Stock for an aggregate purchase price of approximately $0.7 million, 5,900,000 shares of Series A Preferred Stock for an aggregate purchase price of approximately $59.0 million and $47.0 million of Subordinated Notes; and (iii) the grant of options to purchase 11,451,865 shares of Common Stock under the Stock Plans to certain officers and employees of the Company. The purchasers of the Company's securities in the Leveraged Recapitalization included certain investment funds affiliated with Summit Partners and certain other investment funds, the Company's management and employees and Hitachi Metals. Messrs. Kortschak and Garfinkel, directors of the Company, are a General Partner and an employee of Summit Partners, respectively. The Leveraged Recapitalization was undertaken in order to provide liquidity to Hitachi Metals with respect to a portion of its ownership interest in the Company.

     The following table shows the aggregate number of shares of Common Stock, Series A Preferred Stock and Subordinated Notes received by affiliates of the Company in connection with the recapitalization of the Company and the amount of cash paid:

                                                                           PURCHASE
                                                           SHARES OF      PRICE FOR      PRINCIPAL
                                                          MANDATORILY    MANDATORILY     AMOUNT OF
                                              PURCHASE     REDEEMABLE     REDEEMABLE    SUBORDINATED
                                 SHARES OF    PRICE FOR     SERIES A       SERIES A      PROMISSORY
                                   COMMON      COMMON      PREFERRED      PREFERRED        NOTES
                                   STOCK        STOCK        STOCK          STOCK        PURCHASED        TOTAL
                                 ----------   ---------   ------------   ------------   ------------   ------------
Entities affiliated with Summit
  Partners, L.P................. 14,720,691   $ 474,861    4,110,425     $41,104,250    $20,078,262    $ 61,657,373
Hitachi Metals, Ltd.............  5,146,744     166,024    1,382,269      13,822,690     11,011,286      25,000,000
Other investors.................  2,100,622      67,762      407,306       4,073,060     15,910,447      20,051,269
                                 ----------    --------    ---------     -----------    -----------     -----------
TOTAL........................... 21,968,057   $ 708,647    5,900,000     $59,000,000    $46,999,995    $106,708,642
                                 ==========    ========    =========     ===========    ===========     ===========

     The Subordinated Notes initially bear an interest rate of 12.0%, subject to an increase of 1.0% a year beginning January 1, 1999. Interest on the Subordinated Notes accrues through the earlier of July 31, 1996 or the payment in full of a senior bank term loan incurred in connection with the Leveraged Recapitalization. Thereafter, the interest will be payable quarterly in arrears on the first business day of each calendar quarter. The Company repaid the senior bank term loan in full in March 1996 upon completion of the initial public offering. The Subordinated Notes are due in three equal installments of principal on December 1, 2003, 2004 and 2005. While the Subordinated Notes may be prepaid in whole or in part at the election of the Company, the Company is obligated to prepay the Subordinated Notes from the proceeds of certain financings after December 31, 1997. The Company intends to prepay the Subordinated Notes and redeem the Series A Preferred Stock in full upon completion of the Offerings.

     The Leveraged Recapitalization constituted a leveraged transaction. As of November 30, 1995 (immediately prior to the reorganization), the Company had approximately $98.5 million of assets and approximately $122.7 million of liabilities. Immediately following the reorganization, the Company had $110.9 million in assets, $132.1 million in liabilities (including a $60.0 million senior bank term loan and $47.0 million of Subordinated Notes) plus $59.0 million of Series A Preferred Stock.

     In connection with the Leveraged Recapitalization, the Company entered into an agreement with Hitachi Metals providing for the reimbursement of California franchise taxes paid by Hitachi Metals America, an affiliate of Hitachi Metals, for the benefit of the Company in respect of fiscal 1995 and the period between April 1, 1995 through November 30, 1995. The Company also paid Y7.0 million

(equivalent to approximately $65,000 based on Y107.0 per dollar as of May 24, 1996) to Hitachi Metals in consideration of the assignment of certain Japanese patent rights held by Hitachi Metals to the Company.

HITACHI METALS, LTD. AND AFFILIATES

     Prior to the Leveraged Recapitalization, HMT was a wholly owned subsidiary of Hitachi Metals. As a corporate parent of HMT, Hitachi Metals and its affiliates provided certain support services, such as research and development assistance, technical support and the guarantee of certain Company obligations. During fiscal 1994, 1995 and 1996, HMT paid $150,000, $202,000 and $514,000, respectively, for research and development and technical support. The Company terminated these agreements by the end of fiscal 1996. Hitachi Metals or affiliates of Hitachi Metals provided bank guaranties, which were released upon completion of the Leveraged Recapitalization, relating to an aggregate principal amount of $117.5 million in debt.

     The Company has secured distribution and sales support services from Hitachi Metals Trading and Hitachi Kizoku Shoji, affiliates of Hitachi Metals, for sales into the Japanese market. During fiscal 1994, 1995 and 1996, sales of the Company's products through Hitachi Metals Trading totalled $23,000, $12,000, and $19,000, respectively. During fiscal 1994 and 1995, sales through Hitachi Kizoku Shoji were $4.7 million and $1.5 million, respectively.

     The Company purchases various manufacturing materials from Hitachi Metals and its affiliates. During fiscal 1994, 1995 and 1996, the Company purchased $3.5 million, $3.0 million, and $5.5 million, respectively, of nickel-plated polished substrates through Hitachi Metals Trading. During the same periods, the Company purchased $1.4 million, $1.0 million, and $2.3 million, respectively, of sputtering process targets and other parts from Hitachi Metals America, an affiliate of Hitachi Metals.

     The Company believes that these transactions with Hitachi Metals and its affiliates were in the best interests of the Company and were on terms no less favorable to HMT than could be obtained from unaffiliated third parties. Nevertheless, the Board of Directors has adopted a policy that all future material transactions with affiliates will be on terms no less favorable to the Company than those available from unaffiliated third parties and will be subject to review and approval by a majority of the disinterested members of the Board of Directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 31, 1996 and as adjusted to give effect to the sale of the shares of Common Stock offered hereby by (i) each person (or group of affiliated persons) known to the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) each director, (iii) each Named Executive Officer and (iv) all of the Company's directors and executive officers as a group.

                                                               SHARES           PERCENT OF SHARES
                                                            BENEFICIALLY      BENEFICIALLY OWNED(1)
                                                              OWNED(1)       -----------------------
                                                            ------------      BEFORE         AFTER
         5% STOCKHOLDERS, DIRECTORS AND OFFICERS               NUMBER        OFFERING       OFFERING
- ----------------------------------------------------------  ------------     --------       --------
Summit Partners, L.P.(2)..................................    14,720,691       38.0%          33.5%
  499 Hamilton Avenue, Suite 200
  Palo Alto, CA 94301
Walter G. Kortschak(2)....................................    14,720,691       38.0           33.5
Neil M. Garfinkel.........................................            --         --             --
Hitachi Metals, Ltd.(3)...................................     5,146,744       13.3           11.7
  Chiyoda Building, 2nd Floor
  1-2 Marunouchi
  2-Chome Chiyoda-ku
  Tokyo 100 Japan
Bruce C. Edwards(4).......................................        46,500          *              *
Shotaro Takemoto(3).......................................     5,146,744       13.3           11.7
Robert G. Teal(5).........................................        46,500          *              *
Ronald L. Schauer(6)......................................     3,441,000        8.9            7.8
  c/o HMT Technology Corporation
  1055 Page Avenue
  Fremont, CA 94538
Ronald J. Buschur(7)......................................       992,000        2.6            2.3
George J. Hall(8).........................................       781,200        2.0            1.8
Michael A. Russak(9)......................................       889,635        2.3            2.0
All directors and executive officers as a group (11
  persons)(10)............................................    27,097,270       70.0           61.6

- ---------------
  *  Represents beneficial ownership of less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 38,719,178 shares of Common Stock outstanding as of March 31, 1996 and 43,979,178 shares of Common Stock outstanding after completion of the Offerings.

 (2) Includes (i) 6,778,429 shares beneficially owned by Summit Ventures III, L.P. ("Summit III"), (ii) 6,778,429 shares beneficially owned Summit Venture IV, L.P. ("Summit IV"), (iii) 253,952 shares beneficially owned by Summit Investors II, L.P. ("Summit Investors II") and (iv) 909,881 shares beneficially owned by Summit Subordinated Debt Fund, L.P. ("Summit Sub Debt Fund"). Mr. Kortschak, a director of the Company, is a general partner of Summit Partners, L.P., the general partner of Summit III, Summit IV, Summit Investors II and Summit Sub Debt Fund. Mr. Kortschak disclaims beneficial ownership of such shares held by Summit III, Summit IV,

     Summit Investors II and Summit Sub Debt Fund, except to the extent of his pecuniary interest therein.

 (3) Mr. Takemoto, a director of the Company, is a principal of Hitachi Metals. Mr. Takemoto disclaims beneficial ownership of such shares held by Hitachi Metals.

 (4) Includes 11,625 shares that are subject to a right of repurchase in favor of the Company that expires on January 1997 and 34,875 shares that are subject to a right of repurchase in favor of the Company which expires ratably beginning January 1997 through January 2000.

 (5) Includes 11,625 shares that are subject to a right of repurchase in favor of the Company that expires on January 1997 and 34,875 shares that are subject to a right of repurchase in favor of the Company which expires ratably beginning January 1997 through January 2000.

 (6) Represents 3,441,000 shares held by The Schauer Living Trust under agreement dated March 15, 1996 ("Schauer Living Trust"). Mr. Schauer is co-trustee of the Schauer Living Trust. Includes 1,638,221 shares that are subject to a right of repurchase in favor of the Company which expires ratably through November 1999 and 342,426 shares that are subject to a right of repurchase in favor of the Company which expires upon the earlier of the Company achieving certain performance goals or ratably beginning December 2000 through December 2004.

 (7) Includes 451,825 shares that are subject to a right of repurchase in favor of the Company which expires ratably through November 1999 and 94,426 shares that are subject to a right of repurchase in favor of the Company which expires upon the earlier of the Company achieving certain performance goals or ratably beginning December 2000 through December 2004.

 (8) Represents 781,200 shares held by The George J. Hall Family Trust ("Hall Family Trust"). Mr. Hall is a co-trustee of the Hall Family Trust. Includes 355,812 shares that are subject to a right of repurchase in favor of the Company that expires ratably through November 1999 and 94,426 shares that are subject to a right of repurchase which expires upon the earlier of the Company achieving certain performance goals or ratably beginning December 2000 through December 2004.

 (9) Includes 31,000 shares held by Mary Lynn Russak 1996 Irrevocable Trust ("Mary Lynn Russak Trust") and 635 shares held by Dr. Russak's spouse. Mary Lynn Russak, the beneficiary of the Mary Lynn Russak Trust, is a daughter of Dr. Russak. Dr. Russak disclaims beneficial ownership of the shares held in the Mary Lynn Russak Trust. Includes 409,466 shares that are subject to a right of repurchase in favor of the Company that expires ratably through November 1999 and 94,426 shares that are subject to a right of repurchase which expires upon the earlier of the Company achieving certain performance goals or ratably beginning December 2000 through December 2004.

(10) Includes 3,666,387 shares that are subject to a right of repurchase in favor of the Company that expires ratably through November 1999 and 678,776 shares that are subject to a right of repurchase which expires upon the earlier of the Company achieving certain performance goals or ratably beginning December 2000 through December 2004.

     Certain of the Company's securityholders may sell shares of Common Stock in the Common Stock Offering pursuant to the Underwriters' over-allotment options.

                              DESCRIPTION OF NOTES

     The Notes are to be issued under an indenture to be dated as of , 1996 (the "Indenture"), between the Company and State Street Bank and Trust
Company, as trustee (the "Trustee"), a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The terms of the Notes will include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"), as in effect on the date of the Indenture. The Notes will be subject to all such terms, and holders of the Notes are referred to the Indenture and the TIA for a statement of such terms. The following is a summary of important terms of the Notes and does not purport to be complete. Reference should be made to all provisions of the Indenture, including the definitions therein of certain terms and all terms made a part of the Indenture by reference to the TIA. As used in this Description of Notes, the "Company" refers only to HMT Technology Corporation and does not, unless the context otherwise indicates, include any of its subsidiaries.

GENERAL

     The Notes will be general unsecured obligations of the Company subordinate in right of payment to certain other obligations of the Company as described under "-- Subordination," and convertible into Common Stock as described under "-- Conversion." The Notes will be limited to $150.0 million in aggregate principal amount ($172.5 million if the over-allotment option is exercised in full), will be issued in fully registered form only in denominations of $1,000
or any integral multiple thereof and will mature on             , 2003, unless
earlier converted by the holder thereof, redeemed at the option of the Company or repurchased by the Company at the option of the holder upon a Designated Event (as defined).

     The Notes will bear interest from             , 1996 at the annual rate set
forth on the cover page hereof, payable semiannually on               and
              , commencing on             , 1996, to holders of record at the
close of business on the preceding               and               ,
respectively (subject to certain exceptions in the case of conversion, redemption or repurchase of such Notes prior to the applicable interest payment date). Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     Principal of and premium, if any, and interest on the Notes will be payable, and the transfer of Notes will be registrable, and the Notes may be presented for conversion, at the office or agency of the Company maintained for such purposes in the Borough of Manhattan, State of New York, which shall initially be the Corporate Trust Office of the Trustee. In addition, payment of interest may, at the option of the Company, be made by check mailed to the address of the person entitled thereto as it appears in the Note register.

     No service charge will be made for any registration or transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The Company is not required to exchange or register the transfer of (i) any Note for a period of 15 days next preceding any selection of Notes to be redeemed, (ii) any Note or portion thereof selected for redemption, (iii) any Note or portion thereof surrendered for conversion, or (iv) any Note or portion thereof surrendered for repurchase (and not withdrawn) in connection with a Designated Event.

     The Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of securities of the Company or the incurrence of Senior Indebtedness. The Indenture contains no covenants or other provisions to afford protection to holders of Notes in the event of a highly leveraged transaction or a change in control of the Company except to the limited extent described under "-- Repurchase at Option of Holders Upon a Designated Event" below.

CONVERSION

     The holders of Notes will be entitled at any time through the close of business on the final maturity date of the Notes, subject to prior redemption or repurchase, to convert any Notes or portions thereof (in denominations of $1,000 or integral multiples thereof) into Common Stock of the Company, at the conversion price set forth on the cover page of this Prospectus, subject to adjustment as described below. Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends on any Common Stock issued. If Notes are converted after a record date for the payment of interest and prior to (but excluding) the next succeeding interest payment date, such Notes, other than Notes called for redemption during such period, when submitted for conversion by the holder, must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted. No such payment will be required if the Company exercises its right to redeem such Notes on a redemption date that is an interest payment date. The Company is not required to issue fractional shares of Common Stock upon conversion of Notes and, in lieu thereof, will pay a cash adjustment based upon the market price of the Common Stock on the last business day prior to the date of conversion. In the case of Notes called for redemption, conversion rights will expire at the close of business on the business day preceding the date fixed for redemption, unless the Company defaults in payment of the redemption price.

     The right of conversion attaching to any Note may be exercised by the holder by delivering the Note at the specified office of a conversion agent, accompanied by a duly signed and completed notice of conversion, together with any funds that may be required as described in the preceding paragraph. The conversion date shall be the date on which the Note, the duly signed and completed notice of conversion and any funds that may be required as described in the preceding paragraph shall have been so delivered. A holder delivering a Note for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of Common Stock on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than the holder of the Note. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

     The conversion price set forth on the cover page of this Prospectus is subject to adjustment in certain events, including: (i) the issuance of Common Stock as a dividend or distribution on Common Stock of the Company; (ii) certain subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock at less than the current market price of the Common Stock; (iv) the dividend or other distribution to all holders of Common Stock of shares of capital stock of the Company (other than Common Stock) or evidence of indebtedness of the Company or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid exclusively in cash); (v) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv)) to all holders of Common Stock to the extent that such distributions, combined together with (A) all other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (B) any cash and the fair market value of other consideration payable in respect of any tender offers by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the Company's market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date for such distribution; (vi) the purchase of Common Stock pursuant to a tender offer made by the Company or any of its subsidiaries to the extent that the same involves an aggregate consideration that, together with (X) any cash and the fair market value of any other consideration payable in any other tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made plus (Y) the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of the Company's market capitalization on the expiration of such tender offer; and
(vii) payment in respect of a tender offer or exchange offer by a person other than the Company or any subsidiary of the Company in which, as of the closing of the offer, the Board of Directors is not recommending rejection of the offer. The adjustment referred to in clause (vii) above will only be made if the tender offer or exchange offer is for an amount which increases that person's ownership of Common Stock to more than 25% of the total shares of Common Stock outstanding, and only if the cash and value of any other consideration included in such payment per share of Common Stock exceeds the current market price per share of Common Stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange. The adjustment referred to in clause (vii) above will not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause the Company to engage in a consolidation or merger of the Company or a sale of all or substantially all of the Company's assets.

     The Indenture will provide that if the Company implements a stockholders' rights plan, such rights plan must provide that upon conversion of the Notes the holders will receive, in addition to the Common Stock issuable upon such conversion, such rights whether or not such rights have separated from the Common Stock at the time of such conversion.

     In the case of (i) any reclassification or change of the Common Stock (other than changes in par value or resulting from a subdivision or combination) or (ii) a consolidation, merger, or combination involving the Company or (iii) a sale or conveyance to another corporation of the property and assets of the Company, in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Notes then outstanding will be entitled thereafter to convert such Notes into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such Notes been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance (assuming, in a case in which the Company's stockholders may exercise rights of election, that a holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and received per share the kind and amount received per share by a plurality of nonelecting shares).

     In the event of a taxable distribution to holders of Common Stock (or other transaction) which results in any adjustment of the conversion price, the holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain Federal Income Tax Considerations."

     The Company from time to time may to the extent permitted by law, reduce the conversion price of the Notes by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in the best interests of the Company, which determination shall be conclusive. The Company may at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain Federal Income Tax Considerations."

     No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect, provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of

Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

OPTIONAL REDEMPTION BY THE COMPANY

     The Notes are not redeemable at the option of the Company prior to
            , 1998. At any time on or after that date the Notes may be redeemed at the Company's option on at least 20 but not more than 60 days' notice, as a whole or, from time to time in part, at the following prices (expressed in percentages of the principal amount), together with accrued interest to, but excluding, the date fixed for redemption; provided, however, that the Company
may not redeem the Notes prior to             , 1999 unless the closing price of
the Common Stock on the principal stock exchange or market on which the Common Stock is then quoted or admitted to trading equals or exceeds 150% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days ending on the fifth trading day prior to the date the notice of redemption is first mailed to the holders of the Notes, provided, further that if a redemption date is an interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to the holder of record as of the relevant record date.

     If redeemed during the 12-month period beginning                     :

                                    YEAR                             REDEMPTION PRICE
          ---------------------------------------------------------  ----------------
          1998.....................................................
          1999.....................................................
          2000.....................................................
          2001.....................................................
          2002.....................................................

and 100% at             , 2003.

     If fewer than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed in principal amounts of $1,000 or multiples thereof by lot or, in its sole discretion, on a pro rata basis. If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's Notes is selected for partial redemption and such holder converts a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption.

     No sinking fund is provided for the Notes.

REPURCHASE AT OPTION OF HOLDERS UPON A DESIGNATED EVENT

     The Indenture provides that if a Designated Event (as defined) occurs, each holder of Notes shall have the right, at the holder's option, to require the Company to repurchase all of such holder's Notes, or any portion thereof that is an integral multiple of $1,000, on the date (the "repurchase date") that is 40 calendar days after the date of the Company Notice (as defined below), for cash at a price equal to 100% of the principal amount of the Notes, together with accrued interest, if any, to (but excluding) the repurchase date (the "repurchase price"), provided, however, that if a repurchase date is an interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to the holder of record as of the relevant record date.

     Within 15 days after the occurrence of a Designated Event, the Company is obligated to mail to all holders of record of the Notes a notice (the "Company Notice") of the occurrence of such Designated Event and of the repurchase right arising as a result thereof. The Company must deliver a copy of the Company Notice to the Trustee and cause a copy or a summary of such notice to be published in a newspaper of general circulation in The City of New York. To exercise the repurchase right, a holder of such Notes must deliver, on or before the 35th day after the Company Notice, written notice to the Company (or an agent designated by the Company for such purpose) and the Trustee of the holder's exercise of such right, together with the Notes with respect to which the right is being exercised, duly endorsed for transfer.

     "Designated Event" means a Change in Control (as defined) or a Termination of Trading (as defined).

     "Change in Control" means an event or series of events as a result of which
(i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of directors of the Company ("Voting Stock"); (ii) the stockholders of the Company approve any plan or proposal for the liquidation, dissolution or winding up of the Company, (iii) the Company consolidates with or merges into any other corporation, or conveys, transfers or leases all or substantially all of its assets to any person, or any other corporation merges into the Company, and in the case of any such transaction, the outstanding Common Stock of the Company is changed or exchanged into or for other assets or securities as a result, unless the stockholders of the Company immediately before such transaction own, directly or indirectly immediately following such transaction, at least 51% of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction; or (iv) the Continuing Directors (as defined below) do not constitute a majority of the Board of Directors of the Company (or, if applicable, a successor corporation to the Company); provided that a Change in Control shall not be deemed to have occurred if either (x) the last sale price of the Common Stock for any five trading days during the ten trading days immediately preceding the Change in Control is at least equal to 105% of the conversion price in effect on such day or (y) in the case of a merger or consolidation, at least 90% of the consideration (excluding cash payments for fractional shares) in such merger or consolidation constituting the Change in Control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such Change in Control) and as a result of such transaction or transactions such Notes become convertible solely into such common stock.

     "Continuing Director" means at any date a member of the Company's Board of Directors (i) who was a member of such board at the time of issuance of the Notes or (ii) who was nominated or elected by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Company's Board of Directors was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election. (Under this definition, if the current Board of Directors of the Company were to approve a new director or directors and then resign, no Change in Control would occur even though the current Board of Directors would thereafter cease to be in office.)

     A "Termination of Trading" shall have occurred if the Common Stock (or other common stock into which the Notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

     No quantitative or other established meaning has been given to the phrase "all or substantially all" (which appears in the definition of Change in Control) by courts which have interpreted this phrase in various contexts. In interpreting this phrase, courts, among other things, make a subjective determination as to the portion of assets conveyed, considering such factors as the value of assets conveyed, the proportion of an entity's income derived from the assets conveyed and the significance of those assets to the ongoing business of the entity. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not a Change in Control may have occurred (and, accordingly, as to whether or not the holders of Notes will have the right to require the Company to repurchase their Notes).

     The foregoing provisions would not necessarily afford holders of the Notes protection in the event of a highly leveraged transaction, a change in control of the Company or other transactions involving the Company that may adversely affect holders.

     No Notes may be repurchased at the option of holders upon a Designated Event if there has occurred and is continuing an Event of Default described under "-- Events of Default and Remedies" below (other than a default in the payment of the repurchase price with respect to such Notes on the repurchase date). If a Designated Event were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Notes tendered by holders thereof. In addition, the Company's credit agreement with respect to its senior bank revolving credit facility prohibits the Company from repurchasing any Notes and also identifies certain events that would constitute Designated Events, as well as certain other change in control events with respect to the Company or certain of its subsidiaries, which would constitute an event of default under such credit agreement. Any future credit agreements or other agreements relating to other indebtedness (including other Senior Indebtedness) to which the Company becomes a party may contain similar restrictions and provisions. In the event a Designated Event occurs at a time when the Company is prohibited from repurchasing Notes, the Company could seek the consent of its lenders to the repurchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing Notes. Any failure by the Company to repurchase the Notes when required following a Designated Event would result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Indebtedness of the Company. Moreover, the occurrence of a Designated Event may cause an event of default under Senior Indebtedness of the Company. As a result, in each case, any repurchase of the Notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Indebtedness is paid in full. See "-- Subordination" below and "Risk
Factors -- Subordination and Absence of Financial Covenants."

     Certain leveraged transactions sponsored by the Company's management or an affiliate of the Company could constitute a Change in Control that would give rise to the repurchase right. The Indenture does not provide the Company's Board of Directors with the right to limit or waive the repurchase right in the event of any such leveraged transaction. Conversely, the Company could, in the future, enter into certain transactions, including certain recapitalizations of the Company, that would not constitute a Change in Control but that would increase the amount of Senior Indebtedness (or other indebtedness) outstanding at such time. There are no restrictions in the Indenture or the Notes on the creation of additional Senior Indebtedness (or any other indebtedness) of the Company or any of its subsidiaries and the incurrence of significant amounts of additional indebtedness could have an adverse impact on the Company's ability to service its debt, including the Notes. The Notes are subordinate in right of payment to all existing and future Senior Indebtedness as described under "-- Subordination" below.

     The right to require the Company to repurchase Notes as a result of a Designated Event could have the effect of delaying, deferring or preventing a Change of Control or other attempts to acquire control of the Company unless arrangements have been made to enable the Company to repurchase all of the Notes at the repurchase date. Consequently, the right may render more difficult or discourage a merger, consolidation or tender offer (even if such transaction is supported by the Company's Board of Directors or is favorable to the stockholders), the assumption of control by a holder of a large block of the Company's shares and the removal of incumbent management.

     No modification of the Indenture regarding the provisions on repurchase at the option of any holder of a Note is permissible without the consent of the holder of the Note so affected.

     Rule 13e-4 under the Exchange Act requires, among other things, the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to holders of the Notes. The Company will comply with this rule to the extent applicable at that time.

SUBORDINATION

     The indebtedness evidenced by the Notes is, to the extent provided in the Indenture, subordinate to the prior payment in full of all Senior Indebtedness (as defined). Upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization of the Company, the payment of the principal of, or premium, if any, and interest on the Notes is to be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full of all Senior Indebtedness. Moreover, in the event of any acceleration of the Notes because of an Event of Default, the holders of any Senior Indebtedness then outstanding would be entitled to payment in full of all obligations in respect of such Senior Indebtedness before the holders of the Notes are entitled to receive any payment or distribution in respect thereof.

     The Company may not make any payment upon or in respect of the Notes if (i) a default in the payment of principal of, premium, if any, interest, or other payment due on Designated Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness (as defined below) that permits holders of the Designated Senior Indebtedness as to which such default related to accelerate its maturity and the Trustee and the Company receive a notice of such default (a "Payment Blockage Notice") from holders of at least $5 million in outstanding principal amount of Designated Senior Indebtedness. Payments on the Notes shall be resumed (a) in case of payment default, on the date on which such default is cured or waived and (b) in case of a nonpayment default, on the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received. No new period of payment blockage may be commenced pursuant to a Payment Blockage Notice unless (i) 365 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice and
(ii) all scheduled payments of principal, premium, if any, and interest on the Notes that have become due have been paid in full in cash or the Trustee or the Noteholders shall not have instituted proceedings to enforce the Noteholders' right to receive such payments. No default (whether or not such default is on the same issue of Designated Senior Indebtedness) that existed or was continuing on the date of delivery of any Payment Blockage Notice shall be, or be made, the basis for a subsequent Payment Blockage Notice. The payment of cash, property or securities (other than Common Stock and other securities that are junior to the Senior Indebtedness) upon conversion of a Note will constitute payment on a Note and therefore will be subject to the subordinate provisions in the Indenture.

     The term "Senior Indebtedness" means the principal of, premium, if any, interest on (including any interest accruing after the filing of a petition by or against the Company under any bankruptcy law, whether or not allowed as a claim after such filing in any proceeding under such bankruptcy law), and any other payment due pursuant to, any of the following, whether outstanding on the date of the Indenture or thereafter incurred or created: (a) all indebtedness of the Company for money borrowed or evidenced by notes, debentures, bonds or other debt securities (including, but not limited to, those which are convertible or exchangeable for securities of the Company); (b) all indebtedness of the Company due and owing with respect to letters of credit (including, but not limited to, reimbursement obligations with respect thereto); (c) all indebtedness or other obligations of the Company due and owing with respect to interest rate and currency swap agreements, cap, floor and collar agreements, currency spot and forward contracts and other similar agreements and arrangements; (d) all indebtedness consisting of commitment or standby fees due and payable to lending institutions with respect to credit facilities or letters of credit available to the Company; (e) all obligations of the Company under leases required or permitted to be capitalized under generally accepted accounting principles; (f) all indebtedness or obligations of others of the kinds described in any of the preceding clauses (a), (b), (c), (d) or (e) assumed by or guaranteed in any manner by the Company or in effect guaranteed (directly or indirectly) by the Company through an agreement to purchase, contingent or otherwise, and all obligations of the Company under any such guarantee or other arrangements; and (g) all renewals, extensions, refundings, deferrals, amendments or modifications of indebtedness or obligations of the kinds described in any of the preceding clauses (a), (b), (c), (d), (e) or (f); unless in the case of any particular indebtedness, obligation, renewal, extension, refunding, amendment, modification or supplement, the instrument or other document creating or evidencing the same or the assumption or guarantee of the same expressly provides that such indebtedness, obligation, renewal, extension, refunding, amendment, modification or supplement is subordinate to, or is not superior to, or is pari passu with, the Notes; provided that Senior Indebtedness shall not include (i) any indebtedness of any kind of the Company to any subsidiary of the Company, a majority of the voting stock of which is owned, directly or indirectly, by the Company or (ii) indebtedness for trade payables or constituting the deferred purchase price of assets or services incurred in the ordinary course of business.

     The term "Designated Senior Indebtedness" means any Senior Indebtedness if the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of holders of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness).

     In the event that, notwithstanding the foregoing, the Trustee or any holder of Notes receives any payment or distribution of assets of the Company of any kind in contravention of any of the terms of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of the holders of Senior Indebtedness of the Company, and will be immediately paid over or delivered to the holders of Senior Indebtedness of the Company or their representative or representatives to the extent necessary to make payment in full of all Senior Indebtedness of the Company remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness of the Company.

     The Notes are obligations exclusively of the Company. Although the Company does not currently have any operating subsidiaries, to the extent the Company were to commence conducting certain operations or increase the level of existing operations through subsidiaries, the cash flow and the consequent ability to service debt, including the Notes, of the Company would be partially dependent upon ,the earnings of any such subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to the Company. Such subsidiaries would be separate and distinct legal entities, and would have no obligations, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, distributions, loans or other payments. In addition, the payment of dividends or distributions and the making of loans and advances to the Company by any such subsidiaries could be subject to statutory or contractual restrictions, and could be contingent upon the earnings of those subsidiaries and subject to various business considerations. Any right of the Company to receive assets of subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in these assets) would be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

     As of March 31, 1996, the Company had outstanding approximately $8.5 million of indebtedness that would have constituted Senior Indebtedness. The Indenture will not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company can create, incur, assume or guarantee, nor will the Indenture limit the amount of indebtedness which any subsidiary of the Company can create, incur, assume or guarantee.

     No provision contained in the Indenture or the Notes will affect the obligation of the Company, which is absolute and unconditional, to pay, when due, principal of, premium, if any, interest on, the Notes. The subordination provisions of the Indenture and the Notes will not prevent the occurrence of any default or Event of Default or limit the rights of any holder of Notes, subject to the preceding paragraphs to pursue any other rights or remedies with respect to the Notes.

     As a result of these subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceedings or an assignment for the benefit of the creditors of the Company or a marshaling of assets or liabilities of the Company and its subsidiaries, holders of the Notes may receive ratably less than other creditors.

EVENTS OF DEFAULT AND REMEDIES

     An Event of Default is defined in the Indenture as being: (i) a default in payment of the principal of, or premium, if any, on the Notes (whether or not such payment is prohibited by the subordination provisions of the Indenture);
(ii) default for 30 days in payment of any installment of interest on the Notes (whether or not such payment is prohibited by the subordination provisions of the Indenture); (iii) default by the Company for 60 days after notice given in accordance with the Indenture in the observance or performance of any other covenants in the Indenture; (iv) default in the payment of the repurchase price in respect of any Note on the repurchase date therefor (whether or not such payment is prohibited by the subordination provisions of the Indenture); (v) failure to provide timely notice of a Designated Event; (vi) failure of the Company or any Significant Subsidiary (as defined) to make any payment at maturity, including any applicable grace period, in respect of Indebtedness (which term as used in the Indenture means obligations (other than non-recourse obligations) of, or guaranteed or assumed by, the Company or any Significant Subsidiary for borrowed money or evidenced by bonds, notes or similar instruments) in an amount in excess of $5,000,000 and continuance of such failure for 30 days after notice given in accordance with the Indenture; (vii) default by the Company or any Significant Subsidiary with respect to any Indebtedness, which default results in the acceleration of indebtedness in an amount in excess of $5,000,000 without such Indebtedness having been discharged or such acceleration having been rescinded or annulled for 30 days after notice given in accordance with the Indenture; or (viii) certain events involving bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary.

     The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default, give to the registered holders of the Notes notice of all uncured defaults known to it, but the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the Notes when due or in the payment of any redemption or repurchase obligation.

     The Indenture provides that if any Event of Default shall have occurred and be continuing, the Trustee or the holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal of and premium, if any, on the Notes to be due and payable immediately, but if the Company shall cure all defaults (except the nonpayment of interest on, premium, if any, and principal of any Notes which shall have become due by acceleration) and certain other conditions are met, such declaration may be canceled and past defaults may be waived by the holders of a majority in principal amount of Notes then outstanding. If an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization were to occur, all unpaid principal of and accrued interest on the outstanding Notes will become due and payable immediately without any declaration or other act on the part of the Trustee or any holders of Notes, subject to certain limitations.

     The Indenture provides that the holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, subject to certain limitations specified in the Indenture. Before proceeding to exercise any right or power under the Indenture at the direction of such holders, the Trustee shall be entitled to receive from such holders reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. The right of a holder to institute a proceeding with respect to the Indenture is subject to certain conditions precedent, including the written notice by such holder of an Event of Default and an offer to indemnify to the Trustee, along with the written request by the holders of not less than 25% in principal amount of the outstanding Notes that such a proceeding be instituted, but the holder has an absolute right to institute suit for the enforcement of payment of the principal of, and premium, if any, and interest on, such holder's Notes when due and to enforce such holder's right to convert such Notes.

     The holders of not less than a majority in principal amount of the outstanding Notes may on behalf of the holders of all Notes waive any past defaults, except (i) a default in payment of the principal of, or premium, if any, or interest on, any Note when due, (ii) a failure by the Company to convert any Notes into Common Stock or (iii) in respect of certain provisions of the Indenture which cannot be modified or amended without the consent of the holder of each outstanding Note affected thereby.

     The Company is required to furnish to the Trustee annually a statement of certain officers of the Company stating whether or not to the best of their knowledge the Company is in default in the performance and observation of certain terms of the Indenture and, if they have knowledge that the Company is in default, specifying such default and its status.

LIMITATION ON MERGER, SALE OR CONSOLIDATION

     The Indenture provides that the Company may not, directly or indirectly, consolidate with or merge with or into another person or sell, lease, convey or transfer all or substantially all of its assets (computed on a consolidated basis), whether in a single transaction or a series of related transactions, to another person or group of affiliated persons, unless (i) either (a) the Company is the surviving entity or (b) the resulting, surviving or transferee entity is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by written agreement all of the obligations of the Company in connection with the Notes and the Indenture;
(ii) no default or Event of Default shall exist or shall occur immediately after giving effect to such transaction; and (iii) certain other conditions are satisfied.

     Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, the successor corporation formed by such consolidation or into which the Company is merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named therein as the Company, and the Company will be released from its obligations under the Indenture and the Notes, except as to any obligations that arise from or as a result of such transaction.

MODIFICATIONS OF THE INDENTURE

     The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of the Notes at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the Notes, except that no such modification shall (i) extend the fixed maturity of any Note, reduce the rate or extend the time or payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption or repurchase thereof, impair or change in any respect adverse to the holders of Notes the obligation of the Company to make repurchase of any Note upon the happening of a Designated Event, impair or adversely affect the right of a holder to institute suit for the payment thereof, change the currency in which the Notes are payable, or impair or change in any respect adverse to the holder of the Notes, the right to convert the Notes into Common Stock subject to the terms set forth in the Indenture or modify the provisions of the Indenture with respect to the subordination of the Notes in a manner adverse to the holders of the Notes, without the consent of the holder of each Note so affected, or (ii) reduce the aforesaid percentage of Notes, without the consent of the holders of all of the Notes then outstanding.

TAXATION OF NOTES

     See "Certain Federal Income Tax Considerations" for a discussion of certain federal tax aspects which will apply to holders of Notes.

SATISFACTION AND DISCHARGE

     The Company may discharge its obligations under the Indenture while Notes remain outstanding if (i) all outstanding Notes will become due and payable at their scheduled maturity within one year or (ii) all outstanding Notes are scheduled for redemption within one year, and, in either case, the Company has deposited with the Trustee an amount sufficient to pay and discharge all outstanding Notes on the date of their scheduled maturity or the scheduled date of redemption.

GOVERNING LAW

     The Indenture and Notes will be governed by and construed in accordance with the laws of the State of New York.

CONCERNING THE TRUSTEE

     State Street Bank and Trust Company, the Trustee under the Indenture, has been appointed by the Company as the initial paying agent, conversion agent, registrar and custodian with regard to the Notes. The Company may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business, and the Trustee and its affiliates may from time to time in the future provide banking and other services to the Company in the ordinary course of their business. The First National Bank of Boston, an affiliate of the Trustee, is a co-agent and lender under the Company's revolving credit facility.

     During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. The Indenture contains limitations of the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim or otherwise.

     The Indenture and the TIA will contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions, provided, however, that if it acquires any conflicting interest (as described in the TIA), it must eliminate such conflict or resign.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, $0.001 par value, and 15,000,000 shares of Preferred Stock, $0.001 par value.

COMMON STOCK

     As of March 31, 1996, there were 38,719,178 shares of Common Stock outstanding held of record by approximately 74 stockholders. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive conversion rights or other subscription rights. There are no redemption or sinking funds provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be outstanding upon completion of the Offerings will be fully paid and non-assessable.

PREFERRED STOCK

     The Company currently has outstanding an aggregate of 5,900,000 shares of Series A Preferred Stock. Commencing in 1998, the holders are entitled to receive cumulative dividends at the annual rate of $1.00 per share. Dividends for 1998 are payable on December 31, 1998 and are thereafter payable quarterly. No dividends may be paid on the Common Stock of the Company while any shares of Series A Preferred Stock are outstanding.

     Upon any liquidation, dissolution or winding up of the Company (a "Liquidation Event"), the holders of the Series A Preferred Stock are entitled to receive, prior to payment of any liquidation proceeds to the holders of any other capital stock, including the Common Stock, an amount equal to $10.00 plus all accrued and unpaid dividends per share of Series A Preferred Stock. A sale of all or substantially all of the Company's assets or any consolidation or merger of the Company in which holders of the Company's voting securities prior to such merger or consolidation hold less than 50% of the voting power of the surviving entity will also be regarded as a Liquidation Event and entitle the holders of the Series A Preferred Stock to receive the liquidation preference.

     The Series A Preferred Stock may be redeemed by the Company at any time at a redemption price of $10.00 per share plus all accrued and unpaid dividends thereon. The Company must redeem all outstanding shares of Series A Preferred Stock on January 1, 2006. In addition, after the Company's Subordinated Notes have been retired, the Company is obligated to redeem shares of Series A Preferred Stock from the proceeds of certain financings after December 31, 1997. The Company intends to redeem the Series A Preferred Stock in full upon completion of the Offerings.

     The consent of the holders of at least two-thirds of the then outstanding shares of the Series A Preferred Stock is required in order: (i) to redeem or purchase any shares of the Company's Common Stock, other than the repurchase of shares from directors, officers, consultants or employees upon the termination of their relationship with the Company or from stockholders pursuant to rights of first refusal, (ii) to authorize or issue any equity security senior to, or on a parity with, the Series A Preferred Stock with respect to liquidation preferences, dividend preferences or redemption rights or (iii) to effect any sale of all or substantially all of the Company's assets or any consolidation or merger (other than a consolidation or merger in which the holders of the voting securities of the Company retain at least 50% of the voting power of the surviving entity) or any reclassification of shares or any recapitalization or any dissolution, liquidation or winding up of the Company. The consent of the holders of 95% of the Series A Preferred Stock is required for the amendment of the Company's Certificate of Incorporation if such amendment changes the rights, preferences or privileges of the

Series A Preferred Stock or would increase the designated number of shares of Series A Preferred Stock. The Series A Preferred Stock does not have the right to vote in the election of directors and has no other voting rights except as described herein or required by law.

     The Board of Directors is authorized, without further action by the Company's stockholders, to issue up to 9,100,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon such Preferred Stock, including dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders, provided that the rights, preferences and privileges of the Preferred Stock must be subordinate to the Series A Preferred Stock as to dividend rights, rights upon redemption and rights upon liquidation, except as the holders of at least 95% of the Series A Preferred Stock may otherwise agree. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any additional shares of Preferred Stock.

WARRANTS

     In connection with the Leveraged Recapitalization, pursuant to a warrant purchase agreement dated November 30, 1995, the Company issued to certain senior lenders (the "Warrantholders") warrants to purchase an aggregate of 701,344 shares of Common Stock at a price of $0.0003 per share. The warrants terminate on November 30, 2002. Upon any reorganization or reclassification, consolidation or merger or any sale or other transfer of substantially all of its assets the warrants may be repurchased by the Company with the consent of the Warrantholder. In the event the Warrantholders do not consent to such repurchase, the warrants must be exercised prior to the consummation of such transaction and will be converted into the right to receive a comparable number of securities or property of the surviving corporation. The warrants include a net exercise provision, and the Warrantholders have the right to cause the Company to repurchase the warrants and any shares issued upon exercise thereof under certain circumstances. Upon payment of the outstanding balance of the senior bank term loan in March 1996, the Company redeemed the warrants for 280,550 shares of Common Stock at the Warrantholders' cost ($0.02), leaving a balance of 420,794 shares subject to the remaining warrants. In addition, the Warrantholders have certain registration rights with respect to the shares of Common Stock issuable upon exercise of such warrants.

REGISTRATION RIGHTS

     Pursuant to an agreement between the Company and the holders (or their permitted transferees) of approximately 29,656,057 shares of Common Stock ("Holders"), the Holders are entitled to certain rights with respect to the registration of such shares under the Securities Act of 1933, as amended (the "Securities Act"). If the Company proposes to register its Common Stock, subject to certain exceptions, under the Securities Act, the Holders are entitled to notice of the registration and are entitled to include, at the Company's expense, such shares therein, provided that the managing underwriters have the right to limit the number of such shares included in the registration. The Company has requested that the Holders waive their registration rights with respect to the Offerings, and certain of the Holders may sell shares of Common Stock pursuant to the Underwriters' over-allotment options in the Common Stock Offering. In addition, certain of the Holders may require the Company at its expense on no more than two occasions within six months to file a registration statement under the Securities Act with respect to their shares of Common Stock. Such rights may not be exercised until September 1996. Further, certain Holders may require the Company at its expense to register their shares on Form S-3 when such form becomes available to the Company, subject to certain conditions and limitations. Such right expires in March 2001.

     The Warrantholders also have certain registration rights with respect to the shares of Common Stock issuable upon exercise of the warrants pursuant to the Warrant Purchase Agreement. If the Company proposes to register Common Stock, the Warrantholders are entitled at the Company's expense, to include such shares therein, provided that the maximum number of shares to be offered, as determined by the managing underwriters, exceeds the number of shares that the Company intends to offer. Certain of the Warrantholders may sell shares of Common Stock pursuant to the Underwriters' over-allotment options in the Common Stock Offering. Pursuant to the Warrant Purchase Agreement, the Company has exercised its right to sell for its own account all of the Common Stock shares offered hereby. In addition, the Warrantholders holding at least 25% of the outstanding warrants may require the Company at its expense on one occasion to file a registration statement under the Securities Act with respect to the Common Stock issuable upon the exercise of the warrants. Such rights may not be exercised until September 1996. The Company will also make efforts in good faith to ensure the availability of sales pursuant Form S-3 and Rule 144.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

     The Company is governed by the provisions of Section 203 of the Delaware Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could have the effect of delaying, deferring or preventing a change in control of the Company.

     The Company's Certificate of Incorporation and Bylaws also require that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of the stockholders of the Company may be called only by the Board of Directors, the Chairman of the Board, the Chief Executive Officer of the Company or by any person or persons holding shares representing at least 20% of the outstanding capital stock. The Company's Certificate of Incorporation also specifies that the authorized number of directors may be changed only by resolution of the Board of Directors. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is The First National Bank of Boston. Its telephone number is (617) 575-2000.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of certain United States federal income tax considerations relevant to holders of the Notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect all of which are subject to change (possibly with retroactive effect) or different interpretations. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to a particular investor's decision to purchase the Notes, and it is not intended to be wholly applicable to all categories of investors, some of which, such as dealers in securities, banks, insurance companies, tax-exempt organizations and non-United States persons, may be subject to special rules. In addition, this discussion is limited to persons that purchase the Notes in the Note Offering and hold the Notes as a "capital asset" within the meaning of Section 1221 of the Code.

     ALL PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK.

INTEREST INCOME

     A holder of a Note will generally be required to report as income for federal income tax purposes interest earned on the Note in accordance with the holder's method of tax accounting. A holder of a Note using the accrual method of accounting for tax purposes is required to include interest in ordinary income as such interest accrues, while a cash basis holder must include interest in income when payments are received (or made available for receipt).

CONVERSION OF NOTES INTO COMMON STOCK

     In general, no gain or loss will be recognized for federal income tax purposes on a conversion of the Notes into shares of Common Stock. However, cash paid in lieu of a fractional share of Common Stock will likely result in taxable gain (or loss), which will be capital gain or loss, to the extent that the amount of such cash exceeds (or is exceeded by) the portion of the adjusted basis of the Note allocable to such fractional share. The adjusted basis of shares of Common Stock received on conversion will equal the adjusted basis of the Note converted, reduced by the portion of adjusted basis allocated to any fractional share of Common Stock exchanged for cash. The holding period of an investor in the Common Stock received on conversion will include the period during which the converted Notes were held.

     The conversion price of the Notes is subject to adjustment under certain circumstances. See "Description of Notes -- Conversion." Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the Notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of the Company's then current and/or accumulated earnings and profits, if and to the extent that certain adjustments in the conversion price that may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of Common Stock) increase the proportionate interest of a holder of Notes in the fully diluted Common Stock, whether or not such holder ever exercises its conversion privilege. Moreover, if there is not a full adjustment to the conversion price of the Notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding Common Stock in the assets or earnings and profits of the Company, then such increase in the proportionate interest of the holders of the Common Stock generally will be treated as a distribution to such holders, taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of the Company's then current and/or accumulated earnings.

MARKET DISCOUNT

     Investors acquiring Notes pursuant to this Prospectus should note that the resale of those Notes may be adversely affected by the market discount provisions of sections 1276 through 1278 of the Code. Under the market discount rules, if a holder of a Note purchases it at market discount (i.e., at a price below its stated redemption at maturity) in excess of a statutorily-defined de minimis amount and thereafter recognizes gain upon a disposition or retirement of the Note, then the lesser of the gain recognized or the portion of the market discount that accrued on a ratable basis (or, if elected, on a constant interest rate basis) generally will be treated as ordinary income at the time of the disposition. Moreover, any market discount on a Note may be taxable to an investor to the extent of appreciation at the time of certain otherwise non-taxable transactions (e.g., gifts). Any accrued market discount not previously taken into income prior to a conversion of a Note, however, should carry over to the Common Stock received on conversion and be treated as ordinary income upon a subsequent disposition of such Common Stock to the extent of any gain recognized on such disposition. In addition, absent an election to include market discount in income as it accrues, a holder of a market discount debt instrument may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry such debt instrument until the holder disposes of the debt instrument in a taxable transaction.

SALE, EXCHANGE OR RETIREMENT OF NOTES

     Each holder of Notes generally will recognize gain or loss upon the sale, exchange, redemption, repurchase, retirement or other disposition of those Notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) the holder's adjusted tax basis in those Notes (including any market discount previously included in income by the holder). Each holder of Common Stock into which the Notes are converted, in general, will recognize gain or loss upon the sale, exchange, redemption, or other disposition of the Common Stock measured under rules similar to those described in the preceding sentence for the Notes. Special rules may apply to redemptions of Common Stock which may result in different treatment. Any such gain or loss recognized on the sale, exchange, redemption, repurchase, retirement or other disposition of a Note or share of Common Stock should be capital gain or loss (except as discussed under "-- Market Discount" above), and would be long-term capital gain or loss if the Note or the Common Stock had been held for more than one year at the time of the sale or exchange. An investor's initial basis in a Note will be the cash price paid therefor.

BACK-UP WITHHOLDING

     A holder of Notes or Common Stock may be subject to "back-up withholding" at a rate of 31% with respect to certain "reportable payments," including interest payments, dividend payments and, under certain circumstances, principal payments on the Notes. These back-up withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that holder is not subject to back-up withholding. A holder who does not provide the Company with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the back-up withholding rules is creditable against the holder's federal income tax liability, provided the required information is furnished to the IRS. Back-up withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax-exempt organizations and certain foreign persons, provided their exemption from back-up withholding is properly established.

     The Company will report to the holders of Notes and Common Stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

                        SHARES ELIGIBLE FOR FUTURE SALE

     No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock of the Company in the public market after the lapse of the restrictions described below could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future at a time and place which it deems appropriate.

     Upon completion of the Offerings, the Company will have 43,979,178 shares of Common Stock outstanding, assuming no exercise of the Underwriters' over-allotment options, no conversion of the Notes, no exercise of outstanding options and no exercise of outstanding warrants after March 31, 1996. Of these shares, 13,660,000 shares of Common Stock (including the 4,000,000 shares sold in the Common Stock Offering) will be freely tradeable without restriction or registration under the Securities Act, except for any shares purchased by affiliates of the Company. 30,719,178 of the shares were sold by the Company in reliance on exemptions from the registration requirements of the Securities Act and are "restricted" shares within the meaning of Rule 144 adopted under the Securities Act (the "Restricted Shares"), or were sold under written compensation plans under Rule 701 adopted under the Securities Act. 30,121,057 of such Restricted Shares are subject to lockup agreements with the Underwriters (the "Lockup Agreements") pursuant to which such shares may not be offered, sold, or otherwise disposed of without the prior written consent of Robertson, Stephens & Company LLC. Such Lockup Agreements expire four days after the announcement by the Company of its operating results for the three months ending September 30, 1996 as to 8,153,000 Restricted Shares. Of these 8,153,000 Restricted Shares, 3,883,206 will be available for immediate sale pursuant to Rule 144 and Rule 701, 73,190 may be available for immediate sale pursuant to Rule 144 and Rule 701 based upon achievement of certain performance goals, and the remaining 4,196,604 will be subject to rights of repurchase in favor of the Company that expire at various dates through December 2004 pursuant to monthly vesting, or earlier upon the achievement of certain performance goals, and may not be resold until such rights expire. Such Lockup Agreements expire on March 13, 1997 as to the remaining 21,968,057 Restricted Shares. The holders of such 21,968,057 shares will be eligible to sell such shares pursuant to Rule 144 upon the expiration of a two-year holding period from the date such shares were acquired (in most cases November 30, 1995), subject to certain volume limitations under Rule 144.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including persons who may be deemed "affiliates," who has beneficially owned Restricted Shares for at least two years (as computed under Rule 144) is entitled to sell in "broker's transactions" or to market makers, within any three-month period commencing 90 days after the date of Prospectus, a number of shares that does not exceed greater of (i) one percent of the then outstanding shares of the Company's Common Stock (approximately 439,792 shares immediately after completion of the Offerings) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain requirements as to manner of sale, the filing of a notice, and the availability of public information concerning the Company. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the three-month period preceding a sale and who has beneficially owned the Restricted Shares proposed to be sold for at least three years (including the continuous holding period of any prior owner except an affiliate), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations and certain other requirements described above. Restricted Shares and options to purchase Common Stock sold by the Company to, among others, its employees, officers and directors pursuant to written compensation plans or contracts and in reliance on Rule 701 under the Act, may be resold in reliance on Rule 144 by such persons who are not affiliates subject only to the provisions of Rule 144 regarding manner of sale, and by such persons who are affiliates without complying with the Rule's holding period requirements.

     The Company has filed a registration statement under the Securities Act to register 8,212,000 shares of Common Stock reserved for issuance under the 1995 Management Plan, the 1995 Plan, the Incentive Plan, the Directors' Plan and the Purchase Plan, thus permitting the sale of such shares by non-affiliates in the public market without restriction under the Securities Act. Such registration statement became effective immediately upon filing. The shares to be registered include shares issuable upon exercise of options to purchase 3,917,723 shares that were issued and outstanding at March 31, 1996. As of May 30, 1996, options to purchase approximately 3,848,411 of such shares will be exercisable and immediately saleable. The remainder of these shares will become exercisable and saleable at various dates through December 1999 pursuant to monthly vesting.

     The Company has also agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock for a period ending four days after the announcement by the Company of its operating results for the three months ending September 30, 1996, subject to certain exceptions.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), acting through their representatives, Robertson, Stephens & Company LLC, Alex. Brown & Sons Incorporated, Salomon Brothers Inc and Hambrecht & Quist LLC (the "Representatives"), have severally agreed with the Company, subject to the terms and conditions of the applicable Underwriting Agreements, to purchase from the Company the numbers of shares of Common Stock and the principal amount of Notes set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all of such shares if any shares are purchased and all such Notes if any Notes are purchased provided that neither the closing of the Common Stock Offering nor the closing of the Note Offering is conditioned upon the closing of the other offering.

                                                                                  PRINCIPAL
                                                                     NUMBER        AMOUNT
                             UNDERWRITER                            OF SHARES     OF NOTES
    --------------------------------------------------------------  ---------     ---------
    Robertson, Stephens & Company LLC.............................
    Alex. Brown & Sons Incorporated...............................
    Salomon Brothers Inc .........................................
    Hambrecht & Quist LLC ........................................
                                                                     --------
              Total...............................................
                                                                     ========

     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock and the Notes to the public at the public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession of not in excess of $   per share, of
which $   may be reallowed to other dealers and of not more than      % of the
principal amount of the Notes. After the public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

     The Selling Stockholders have granted to the Underwriters options, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 600,000 shares of Common Stock at the same price per share as the Company receives for the 4,000,000 shares of Common Stock that the Underwriters have agreed to purchase from the Company. The Company also has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to $22.5 million principal amount of Notes, at the same price per Note as the Company receives for the first $150.0 million principal amount of Notes that the Underwriters have agreed to purchase from the Company. To the extent that the Underwriters exercise such options, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional Common Stock and Notes as the Common Stock and principal amount of Notes to be purchased by it shown in the above table represents as a percentage of 4,000,000 shares and the $150.0 million principal amount of Notes offered hereby, respectively. If purchased, such additional shares and Notes will be sold by the Underwriters on the same terms as those on which the 4,000,000 shares of Common Stock and the $150.0 million principal amount of Notes are being sold.

     The respective Underwriting Agreements contain covenants of indemnity among the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act.

     Pursuant to the terms of Lockup Agreements, certain officers and directors holding an aggregate of 7,688,000 shares of Common Stock and certain stockholders holding an aggregate of 21,968,057 shares of Common Stock have agreed with the Representatives that, for a period ending four days after the announcement by the Company of its operating results for the three months ending September 30, 1996 and March 13, 1997, respectively, they will not offer to sell, contract to sell or otherwise sell, dispose of or grant any rights with respect to any shares of Common Stock, any options or warrants to purchase shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock now owned or hereinafter acquired directly by such holders or with respect to which they have the power of disposition, otherwise than with the prior written consent of Robertson, Stephens & Company LLC. Robertson, Stephens & Company LLC may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to Lockup Agreements. The Company has also agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or any options or warrants to purchase Common Stock other than shares or options issued under the Company's stock and option plans and stock issued upon the exercise of presently outstanding warrants for a period ending four days after the announcement by the Company of its operating results for the three months ending September 30, 1996, except with the prior written consent of Robertson, Stephens & Company LLC.

     The Representatives have advised the Company that the Underwriters do not intend to confirm any sales to accounts over which they exercise discretionary authority.

     The offering price of the Common Stock will be determined by negotiations among the Company and the Representatives of the Underwriters, based largely upon the market price for the Common Stock as reported on the Nasdaq National Market.

     The rules of the Commission generally prohibit the Underwriters and other members of the selling group from making a market in the Company's Common Stock during the period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted an exemption from these rules that permits passive market making under certain conditions. These rules permit an Underwriter or other member of the selling group to continue to make a market in the Company's Common Stock subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters and other members of the selling group intend to engage in passive market making in the Company's Common Stock during such period.

     Prior to the Note Offering, there has been no trading market for the Notes. The Company expects that the Notes will trade on the over-the-counter market. However, there can be no assurance that an active trading market for the Notes will develop or, if such market develops, as to the liquidity or sustainability of such market. The Underwriters named on the cover page of this Prospectus have advised the Company that they currently intend to make a market in the Notes, but they are not obligated to do so and may discontinue such market making at any time. There can be no assurance that an active market for the Notes will develop and continue upon completion of the Note Offering or that the market price of the Notes will not decline. Various factors such as changes in prevailing interest rates or changes in perceptions of the Company's creditworthiness could cause the market price of the Notes to fluctuate significantly. The trading price of the Notes could also be significantly affected by the market price of the Common Stock, which could be subject to wide fluctuations in response to a variety of factors, including quarterly variations in operating results, announcements of technological innovations or new products by the Company, its customers or its competitors, developments in patents or other intellectual property rights, general conditions in the computer or disk drive industry and general economic and market conditions. Factors creating volatility in the trading price of the Common Stock could have a significant impact on the trading price of the Notes.

                                 LEGAL MATTERS

     The validity of the Common Stock and the Notes offered hereby will be passed upon for the Company by Cooley Godward Castro Huddleson & Tatum, Palo Alto, California ("Cooley Godward"). Certain legal matters related to the Offerings will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this Prospectus, Cooley Godward beneficially owns 93,000 shares of the Common Stock, subject to the Company's right of repurchase. In addition, James C. Kitch, a partner of Cooley Godward, is the Secretary of the Company.

                                    EXPERTS

     The consolidated financial statements of the Company as of March 31, 1995 and 1996 and for each of the three years in the period ended March 31, 1996 included in this Prospectus and the related financial statement schedules included elsewhere in the Registration Statement of which this Prospectus is a part, have been included herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of those firms as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     A Registration Statement on Form S-1, including amendments thereto, relating to the Common Stock and Notes offered hereby has been filed by the Company with the Securities and Exchange Commission. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock and Notes offered hereby, reference is made to such Registration Statement and the exhibits and schedules filed as a part thereof. A copy of the Registration Statement, including exhibits and schedules thereto, may be inspected by anyone without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission.

     In December 1995, the Company decided to retain Coopers & Lybrand L.L.P. as the independent accountants for the Company and dismissed Ernst & Young LLP, the Company's former accountants. The decision to change independent accountants was approved by the Company's Board of Directors and was made in connection with the Leveraged Recapitalization. There were no disagreements with the former accountants regarding any matters with respect to accounting principles or practices, financial statement disclosure or auditing scope or procedure through December 1995, or with respect to the Company's financial statements for the fiscal years ended March 31, 1994 and 1995. The former accountants' reports for the fiscal years ended March 31, 1994 and 1995 are not a part of the financial statements of the Company included in this Prospectus and the related financial statement schedules included elsewhere in the Registration Statement. Such reports did not contain an adverse opinion or disclaimer of an opinion or qualifications as to uncertainty, audit scope or accounting principles. Prior to retaining Coopers & Lybrand L.L.P., the Company had not consulted with Coopers & Lybrand L.L.P. regarding accounting principles. However, Hitachi Metals and certain stockholders of HMT had consulted Coopers & Lybrand L.L.P. for the limited purpose of determining appropriate accounting treatment of the Leveraged Recapitalization.

                           HMT TECHNOLOGY CORPORATION

                       CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants.....................................................  F-2
Consolidated Financial Statements:
  Consolidated Balance Sheets.........................................................  F-3
  Consolidated Statements of Operations...............................................  F-4
  Consolidated Statements of Stockholders' Equity (Deficit)...........................  F-5
  Consolidated Statements of Cash Flows...............................................  F-6
Notes to Consolidated Financial Statements............................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Stockholders
HMT Technology Corporation

     We have audited the accompanying consolidated balance sheets of HMT Technology Corporation and its subsidiary as of March 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HMT Technology Corporation and its subsidiary at March 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

San Jose, California
April 25, 1996, except for
Note 11, as to which the
date is May 28, 1996

                           HMT TECHNOLOGY CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                         (Dollar amounts in thousands)

                                                                             MARCH 31,
                                                                     -------------------------
                                                                       1995             1996
                                                                     --------         --------
                                            ASSETS
Current assets:
  Cash and cash equivalents........................................  $    878         $ 35,843
  Receivables -- trade, net of allowance for doubtful accounts of
     $137 and $612 at March 31, 1995 and 1996, respectively........     7,531           31,070
  Other receivables................................................       386              357
  Inventories......................................................    10,814            7,129
  Deposits, prepaid expenses and other assets......................     1,719              879
  Deferred income taxes............................................        --            5,028
                                                                     --------         --------
          Total current assets.....................................    21,328           80,306
Property, plant and equipment, net.................................    54,176           79,128
Other assets.......................................................       432            1,415
Deferred income taxes..............................................        --            4,937
                                                                     --------         --------
          Total assets.............................................  $ 75,936         $165,786
                                                                     ========         ========
                        LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.................................................  $  6,971         $ 13,911
  Accrued liabilities..............................................     3,109           16,682
  Short-term borrowings............................................    86,700               --
  Obligations under capital leases -- current portion..............     4,813            3,814
  Long-term notes payable -- current portion.......................     2,450               --
                                                                     --------         --------
          Total current liabilities................................   104,043           34,407
Subordinated promissory notes payable to stockholders..............        --           47,000
Obligations under capital leases, net of current portion...........    13,693            4,698
Long-term notes payable, net of current portion....................     9,750               --
                                                                     --------         --------
          Total liabilities........................................   127,486           86,105
Commitments (Note 6)
Mandatorily Redeemable Series A Preferred Stock, $0.001 par value with a redemption value of $10.00 per share; issued and
  outstanding: 5,900,000 shares; Preferred Stock authorized:
  15,000,000 shares................................................        --           60,157
Common Stock, at amounts paid in at March 31, 1995, $0.001 par value at March 31, 1996; authorized: 6,200 shares at March 31,
  1995 and 100,000,000 shares at March 31, 1996: issued and
  outstanding: 4,650 and 38,719,178 shares at March 31, 1995 and
  1996, respectively...............................................    15,000               39
Additional paid-in capital.........................................     3,484           77,913
Retained earnings (accumulated deficit)............................   (70,034)          18,221
Distribution in excess of basis (Note 1)...........................        --          (76,649)
                                                                     --------         --------
     Total stockholders' equity (deficit)..........................   (51,550)          19,524
                                                                     --------         --------
          Total liabilities and stockholders' equity (deficit).....  $ 75,936         $165,786
                                                                     ========         ========

  The accompanying notes are an integral part of these consolidated financial statements.

                           HMT TECHNOLOGY CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                                                    YEARS ENDED MARCH 31,
                                                               --------------------------------
                                                                 1994        1995        1996
                                                               --------    --------    --------
Net sales....................................................  $ 64,242    $ 72,893    $194,401
Cost of sales................................................    67,648      67,539     119,803
                                                               --------    --------    --------
  Gross profit (loss)........................................    (3,406)      5,354      74,598
Operating expenses:
  Research and development...................................     2,781       3,130       3,803
  Selling, general and administrative........................     5,115       4,230       7,774
  Recapitalization expenses..................................        --          --       4,347
                                                               --------    --------    --------
     Total operating expenses................................     7,896       7,360      15,924
                                                               --------    --------    --------
          Operating income (loss)............................   (11,302)     (2,006)     58,674
Interest expense and other, net..............................     6,001       6,915       8,578
                                                               --------    --------    --------
     Income (loss) before income tax provision (benefit) and
       extraordinary debt extinguishment costs...............   (17,303)     (8,921)     50,096
Income tax provision, net....................................        22          20       2,590
                                                               --------    --------    --------
Net income (loss) before extraordinary debt extinguishment
  costs......................................................   (17,325)     (8,941)     47,506
Extraordinary debt extinguishment costs, net of income taxes
  of $692....................................................        --          --       1,127
                                                               --------    --------    --------
     Net income (loss).......................................  $(17,325)   $ (8,941)   $ 46,379
Accretion for dividends on Mandatorily Redeemable Series A
  Preferred Stock............................................        --          --      (1,157)
                                                               --------    --------    --------
Net income (loss) available for common stockholders..........  $(17,325)   $ (8,941)   $ 45,222
                                                               ========    ========    ========
Net income (loss) available for common stockholders per share
  before extraordinary debt extinguishment costs.............  $  (0.50)   $  (0.26)   $   1.31
Extraordinary debt extinguishment costs, net of income taxes
  per share..................................................        --          --        0.03
                                                               ========    ========    ========
Net income (loss) available for common stockholders per
  share......................................................  $  (0.50)   $  (0.26)   $   1.28
                                                               ========    ========    ========
Shares used in computing per share amounts...................    34,822      34,822      35,224
                                                               ========    ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                           HMT TECHNOLOGY CORPORATION

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                         (Dollar amounts in thousands)

                                                                      DISTRIBUTIONS     RETAINED          TOTAL
                                     COMMON STOCK        ADDITIONAL     IN EXCESS       EARNINGS      STOCKHOLDERS'
                                 ---------------------    PAID-IN      OF NET BOOK    (ACCUMULATED)       EQUITY
                                   SHARES      AMOUNT     CAPITAL         VALUE          DEFICIT        (DEFICIT)
                                 ----------   --------   ----------   -------------   -------------   --------------
Balances, April 1, 1993........        4650   $ 15,000          --             --       $ (43,768)       $(28,768)
  Net loss.....................          --         --          --             --         (17,325)        (17,325)
                                 ----------   --------   ----------   -------------   -------------   --------------
Balances, March 31, 1994.......       4,650     15,000          --             --         (61,093)        (46,093)
  Capital contribution.........          --         --    $  3,484             --              --           3,484
  Net loss.....................          --         --          --             --          (8,941)         (8,941)
                                 ----------   --------   ----------   -------------   -------------   --------------
Balances, March 31, 1995.......       4,650     15,000       3,484             --         (70,034)        (51,550)
  Net income for the period
    from April 1, 1995 through
    November 30, 1995..........          --         --          --             --          27,001          27,001
  Distribution to
    stockholders...............      (4,650)   (15,000)     (3,484)     $ (76,649)         43,033         (52,100)
  Common Stock issued upon the
    Leveraged
    Recapitalization...........  29,656,057         30         927             --              --             957
  Initial Public Offering of
    $0.001 par value Common
    Stock, net of offering
    expenses...................   8,400,000          8      76,924             --              --          76,932
Common Stock issued under Stock
  Option Plans.................     663,121          1          62             --              --              63
    Net income for the period
      from December 1, 1995
      through March 31, 1996...          --         --          --             --          19,378          19,378
Accretion for dividends on
  Mandatorily Redeemable Series
  A Preferred Stock............          --         --          --             --          (1,157)         (1,157)
                                 ----------   --------   ----------   -------------   -------------   --------------
Balances, March 31, 1996.......  38,719,178   $     39    $ 77,913      $ (76,649)      $  18,221        $ 19,524
                                 ==========   =========  ==========   ============    ==============  =============

  The accompanying notes are an integral part of these consolidated financial statements.

                           HMT TECHNOLOGY CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                  YEAR ENDED MARCH 31,
                                                         --------------------------------------
                                                           1994           1995           1996
                                                         --------       --------       --------
Cash flows from operating activities:
  Net income (loss)....................................  $(17,325)      $ (8,941)      $ 46,379
  Adjustments to reconcile net income (loss) to net
     cash used in operations:
     Depreciation and amortization.....................    12,342         11,492         12,291
     Provision for loss on inventories.................        90          2,536         (2,938)
     Accrued interest on capital lease obligation......     1,013             --             --
     Loss (gain) on sale of assets.....................        21            (16)           181
     Deferred income taxes.............................        --             --         (9,965)
     Changes in operating assets and liabilities:
       Receivables -- trade............................    (4,138)         4,361        (23,539)
       Other receivables...............................       727            188             29
       Inventories.....................................     4,019         (2,327)         6,623
       Deposits, prepaid expenses and other assets.....    (1,484)            90            840
       Accounts payable................................    (1,044)         1,776          6,940
       Accrued liabilities.............................      (848)          (452)        13,573
                                                         --------       --------       --------
          Net cash provided by (used in) operating
            activities.................................    (6,627)         8,707         50,414
                                                         --------       --------       --------
Cash flows from investing activities:
  Expenditures for property, plant and equipment.......    (3,057)        (7,317)       (39,629)
  Proceeds from sale of equipment......................    19,594             18          2,205
  Decrease (increase) in other assets..................      (366)            12          1,961
                                                         --------       --------       --------
          Net cash provided by (used in) investing
            activities.................................    16,171         (7,287)       (35,463)
                                                         --------       --------       --------
Cash flows from financing activities:
  Principal payments on obligations under capital
     leases............................................    (1,964)        (4,701)        (9,994)
  Net proceeds from (repayments on) short-term
     borrowings........................................     4,800         26,600        (86,700)
  Repayment of long-term notes payable.................   (12,450)       (22,450)       (12,200)
  Proceeds from issuance of senior bank term loan......        --             --         60,000
  Repayments on senior bank term loan..................        --             --        (60,000)
  Financing costs......................................        --             --         (2,944)
  Proceeds from subordinated promissory notes..........        --             --         47,000
  Distribution to stockholders.........................        --             --        (52,100)
  Proceeds from issuance of Common Stock...............        --             --         77,952
  Proceeds from issuance of Mandatorily Redeemable
     Series A Preferred Stock..........................        --             --         59,000
                                                         --------       --------       --------
          Net cash provided by (used in) financing
            activities.................................    (9,614)          (551)        20,014
                                                         --------       --------       --------
Net increase (decrease) in cash and cash equivalents...       (70)           869         34,965
Cash and cash equivalents at beginning of period.......        79              9            878
                                                         --------       --------       --------
Cash and cash equivalents at end of period.............  $      9       $    878       $ 35,843
                                                         ========       ========       ========
Supplemental disclosure of cash flow information:
  Cash paid for interest during the period.............  $  4,820       $  5,698       $  8,776
  Cash paid for income taxes during the period.........  $     --       $     --       $  3,522
Supplemental disclosure of noncash investing and
  financing activities:
  Machinery and equipment acquired pursuant to a
     capital lease.....................................  $ 19,492       $     --       $     --
  Refinancing of existing capital lease obligations....  $     --       $ 14,930       $ 13,105
  Accretion for dividends on mandatorily redeemable
     Series A Preferred Stock..........................  $     --       $     --       $  1,157

  The accompanying notes are an integral part of these consolidated financial statements.

                           HMT TECHNOLOGY CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     HMT Technology Corporation (the "Company"), operates in a single industry segment, and designs, manufactures and markets thin film magnetic disks for use in computer hard drives. The Company was incorporated in Delaware on December 28, 1988.

  Basis of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, HMT Foreign Sales Corporation (incorporated on February 14, 1996). All significant intercompany accounts and transactions have been eliminated in consolidation.

  Fiscal Year

     The Company uses a 52-week fiscal year ending on March 31 and thirteen- to fourteen-week quarters that end on the Sunday closest to the calendar quarter end.

  Recapitalization

     On November 30, 1995, the Company effected a leveraged recapitalization (the "Leveraged Recapitalization") pursuant to which the Company repurchased from Hitachi Metals, Ltd. ("Hitachi Metals"), then the sole stockholder of the Company, all of the outstanding shares of Common Stock of the Company, and certain investment funds, members of management and Hitachi Metals purchased newly issued Common Stock, Mandatorily Redeemable Series A Preferred Stock ("Series A Preferred Stock") and subordinated promissory notes ("Subordinated Notes") of the Company. As of November 30, 1995 (immediately prior to the Leveraged Recapitalization), the Company had approximately $98.5 million in assets (unaudited) and approximately $122.7 million in liabilities (unaudited). Immediately following the Leveraged Recapitalization, the Company had $110.9 million in assets (unaudited), and $132.1 million in liabilities (unaudited) (including $60.0 million of senior bank term loan and $47.0 million of Subordinated Notes to stockholders) and $59.0 million of Series A Preferred Stock.

     The Leveraged Recapitalization has been accounted for as a recapitalization, and accordingly, no change in the accounting basis of the Company's assets has been made in the accompanying financial statements. The amount of cash paid and securities issued to the stockholders of the Company exceeded the Company's net assets on the date of the transaction and has been recorded in the equity section as distributions in excess of net book value.

  Stock Split

     The Company's Board of Directors effected a 31-for-1 stock split on March 13, 1996. All shares and per share data in the accompanying financial statements have been retroactively restated to reflect the stock split.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments with an original maturity of three months or less from the date of purchase and money market funds to be cash equivalents. The Company maintains deposits with several financial institutions in the United States and invests its excess cash in short-term, interest bearing, investment grade securities. Deposits in banks may exceed the amount of

                           HMT TECHNOLOGY CORPORATION
insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

  Inventories

     Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out basis.

  Property, Plant and Equipment

     Property, plant and equipment is recorded at cost. Depreciation and amortization is provided using the straight-line method over estimated useful lives of ten to 35 years for the building and improvements; five to ten years or the lease term, whichever is shorter, for leasehold improvements; and three to five years for the machinery, equipment and furniture and fixtures. The Company's policy is to regularly review the carrying amount of specialized assets and to evaluate the remaining life and recoverability of such equipment in light of current market conditions. Upon disposal, the assets and related accumulated depreciation are removed from the Company's accounts, and resulting gains or losses are reflected in operations.

  Warranties

     The Company's products are generally warranted for a period of 60 days from customer receipt. Estimated future costs of repair, replacement, or customer accommodations are reflected in the accompanying financial statements.

  Income Taxes

     Effective April 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." Under SFAS 109, the liability method is used for accounting for income taxes. There was no material effect from adoption. The realization of deferred tax assets is based on historical tax positions and expectations about future taxable income.

  Revenue Recognition

     Revenue is recognized upon shipment of product to the customer. Sales figures are reported net of a provision for estimated product returns and warranty reserves.

  Research and Development

     Research and development expenditures are charged to operations as incurred.

  Foreign Currency Accounting

     Substantially all of the Company's sales are denominated in U.S. dollars. Foreign currency transactions during the period are immaterial and are included in operations.

  Concentration of Risks

     During fiscal 1995 and 1996, the Company shipped most of its thin film disks to four customers. These four customers represented 73.7%, 5.9%, 11.2% and 1.0%, respectively and 40.5%, 35.8%, 9.1% and 6.4%, respectively, of net sales in fiscal 1995 and 1996.

                           HMT TECHNOLOGY CORPORATION

     The Company sells substantially all of its production to Asian subsidiaries of U.S. companies. The Company performs ongoing credit evaluations of its customers. The Company does not require collateral for its receivables and maintains an allowance for potential credit losses.

     The Company's Fremont facility currently accounts for all of its production. Disruption of operations at the Company's production facility could cause delays in, or an interruption of, production and shipment of products, which could materially adversely affect the Company's business, operating results and financial condition.

  Public Offering

     During March 1996, the Company sold 8,400,000 shares of Common Stock at $10.00 per share through its initial public offering ("IPO"), all of which were sold by the Company. The net proceeds (after underwriter's discounts and commissions and other costs associated with the IPO) totaled $76.9 million.

  Computation of Net Income Per Share

     Net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common shares consist of stock options and warrants as if exercised for all periods presented. Accretion of the Series A Preferred Stock dividend reduces earnings available for holders of Common Stock in the computation of earnings per share.

     The Company has computed common and dilutive common share equivalents in determining the number of shares used in calculating earnings per share pursuant to the Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No.
83. SAB 83 requires the Company to include all common share equivalents issued during the 12 months preceding the filing date of an initial public offering in its calculation of the number of shares used to determine earnings per share as if shares used to determine earnings per share had been outstanding for all periods presented.

  Fair Value of Financial Instruments

     The carrying amounts of cash and cash equivalents, other receivables and accrued liabilities are a reasonable estimate of their fair value due to their short term nature. The estimated value of the Company's long term debt and mandatory redemption preferred stock is based on interest rates at March 31, 1996 for issues with similar remaining maturities.

     The estimated fair value amounts of the Company's financial instruments have been determined by the Company, using appropriate market information and valuation methodologies. Considerable judgment is required to develop the estimates of fair value, thus, the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange.

     The Company calculates the fair value of financial instruments and includes this additional information in the notes to financial statements when the fair value is different than the book value of those financial instruments. When the fair value is equal to the book value no additional disclosure is made. The Company uses quoted market prices whenever available to calculate these fair values. When quoted market prices are not available, the Company uses standard pricing models for various types of financial instruments which take into account the present value of estimated future cash flows. The effect of using different market assumptions and/or estimation methodologies may be material to the estimated fair value amounts.

                           HMT TECHNOLOGY CORPORATION

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Recent Pronouncements

     During March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS No. 121)," which requires the Company to review for the impairment of long-lived assets and intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In certain situations, an impairment loss would be recognized. SFAS No. 121 will become effective for the Company's 1997 fiscal year. The Company has studied the implications of the Statement, and based on its initial evaluation, does not expect it to have a material impact on the Company's financial condition or results of operations.

     During October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation (SFAS No. 123)," which establishes a fair value based method of accounting for stock-based compensation plans and requires additional disclosures for those companies who elect not to adopt the new method of accounting. While the Company studies the impact of the pronouncement, it continues to account for employees' stock options under Accounting Principles Board(APB) Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123 will be effective for the Company's 1997 fiscal year.

2. BALANCE SHEET DETAIL

     INVENTORIES

                                                                            MARCH 31,
                                                                         ----------------
                                                                          1995      1996
                                                                         -------   ------
                                                                          (IN THOUSANDS)
     Raw materials.....................................................  $ 2,570   $1,284
     Work-in-process...................................................    5,340    5,123
     Finished goods....................................................    2,904      722
                                                                         -------   ------
                                                                         $10,814   $7,129
                                                                         =======   ======

     Inventories reflect reserves of approximately $4.5 million and $1.5 million as of March 31, 1995 and 1996, respectively. The reserve at March 13, 1995 reflects the impact of disks contaminated during the fourth quarter of fiscal 1995. The decrease in inventory reserve from March 31, 1995 to March 31, 1996 is a result of the complete disposition and change to the reserve for the contaminated disks during fiscal 1996.

                           HMT TECHNOLOGY CORPORATION

     PROPERTY, PLANT AND EQUIPMENT, NET:

                                                                           MARCH 31,
                                                                      -------------------
                                                                       1995        1996
                                                                      -------     -------
                                                                        (IN THOUSANDS)
     Land...........................................................  $ 4,636     $ 4,636
     Building and improvements......................................   13,440      13,814
     Leasehold improvements.........................................   12,770      15,501
     Machinery, equipment and furniture and fixtures................   57,188      71,742
                                                                      -------     -------
                                                                       88,034     105,693
     Less accumulated depreciation and amortization.................   39,991      42,310
     Projects in progress...........................................    6,133      15,745
                                                                      -------     -------
                                                                      $54,176     $79,128
                                                                      =======     =======

     Additions to property, plant and equipment include capitalized interest of approximately $58,000, $8,000 and $278,000 during fiscal 1994, 1995 and 1996, respectively.

                                                                           MARCH 31,
                                                                       ------------------
                                                                        1995       1996
                                                                       ------     -------
                                                                         (IN THOUSANDS)
     ACCRUED LIABILITIES
       Interest payable..............................................  $  695     $ 2,088
       Income taxes payable..........................................      --       8,620
       Other.........................................................   2,414       5,974
                                                                       ------     -------
                                                                       $3,109     $16,682
                                                                       ======     =======

3. RELATED PARTY TRANSACTIONS

     The Company had the following transactions with a certain shareholder and its affiliates:

                                                                         MARCH 31,
                                                                ---------------------------
                                                                 1994      1995      1996
                                                                -------   -------   -------
                                                                      (IN THOUSANDS)
     Hitachi Metals Trading
       Purchases of raw materials.............................  $ 3,548   $ 3,044   $ 8,755
       Sales..................................................       23        12        19
     Hitachi Metals America
       Purchases of raw materials.............................    1,487     1,038     2,274
     Hitachi Metals Research Ltd.
       Contract research and development services.............      150       202       514
     Hitachi Metals Limited
       Purchases of raw materials.............................      826        14        --
       Interest under capital lease obligations...............    1,013       737        --
     Hitachi Kizoku Shoji
       Sales..................................................    4,659     1,522        --

4. OBLIGATIONS UNDER CAPITAL LEASES

     In November 1995, in connection with the Leveraged Recapitalization, the Company entered into an agreement to refinance an existing capital lease under which the majority of assets under the existing lease plus assets with a net book value of approximately $5.0 million were conveyed to the new

                           HMT TECHNOLOGY CORPORATION
lessor. The appraised value of the assets conveyed to the new lessor exceeded their net book value on the date transferred. The new lease agreement, classified as a capital lease, required an initial payment of $6.1 million and 36 monthly payments of $0.2 million. Upon maturity, the Company has the option to renew the lease or purchase the equipment at fair market value, otherwise the lease requires a restocking fee of $1.0 million.

     Assets under capital lease obligations as of March 31, 1996 consist of machinery and equipment with a cost of $26.9 million and accumulated amortization of $10.4 million ($29.8 million and $13.9 million, respectively, at March 31, 1995). Minimum future lease payments under capital lease obligations, together with the present value of the net minimum lease payments, are as follows:

                            PERIOD ENDING MARCH 31,
    -----------------------------------------------------------------------    MARCH 31,
                                                                                  1996
                                                                             --------------
                                                                             (IN THOUSANDS)
    1997...................................................................      $4,539
    1998...................................................................       2,609
    1999...................................................................       2,662
    Minimum lease payments.................................................       9,810
    Less amount representing interest......................................       1,298
    Present value of minimum lease payments................................       8,512
    Less current portion...................................................       3,814
    Total capital lease obligation, net of current portion.................       4,698

5. DEBT

     On November 30, 1995, in connection with the Leveraged Recapitalization, the Company paid off the entire balance of short-term borrowings and long-term notes. The Company partially financed the Leveraged Recapitalization through a $60.0 million senior bank term loan and $47.0 million in Subordinated Notes sold to stockholders. The Subordinated Notes bear interest at 12.0% a year (increasing by 1.0% a year commencing January 1, 1999). Interest on the Subordinated Notes accrues through the earlier of July 31, 1996 or the payment in full of the senior bank term loan. The Subordinated Notes are due in three equal installments of principal on December 1, 2003, 2004 and 2005. While the Subordinated Notes may be prepaid in whole or in part at the election of the Company, the Company is obligated to prepay the Subordinated Notes from the proceeds of certain financings after December 31, 1997.

     Extraordinary debt extinguishment costs, net of income taxes. Pursuant to the credit agreement, the Company repaid the balance of a senior bank term loan on March 14, 1996, after completion of the IPO. As a result, the Company recorded a one-time non-cash charge of $1.1 million (or $0.03 per share), net of income taxes, for the write-off of the portion of unamortized debt issue costs related to the senior bank term loan.

     On November 30, 1995, the Company entered into a revolving credit agreement which provides for borrowings of up to $30.0 million. At March 31, 1996 the Company had not drawn on this facility.

     The revolving credit facility is collateralized by all of the Company's assets. The various debt agreements covering the Company's debt contain covenants relating to quarterly profitability, minimum levels of tangible net worth, limitations on additional debt, minimum levels of liquidity and dividend limitations.

     The Company had unsecured lines of credit available which provided for borrowings of up to $95.0 million at March 31, 1995. These unsecured lines of credit were guaranteed by Hitachi Metals. At March 31, 1995 short term borrowings under these agreements aggregated $86.7 million and had an interest rate of approximately 6.5% a year.

                           HMT TECHNOLOGY CORPORATION

6. COMMITMENTS

     The Company leases office and manufacturing facilities under an operating lease agreement which expires in December 1999. Future minimum payments under these noncancelable operating leases are as follows:

                            PERIOD ENDING MARCH 31,                     (IN THOUSANDS)
          ------------------------------------------------------------  --------------
          1997........................................................      $  638
          1998........................................................         548
          1999........................................................         410
                                                                           -------
                                                                            $1,596
                                                                        ===========

     Rent expense was approximately $0.8 million, $0.9 million and $0.8 million for the years ended March 31, 1994, 1995 and 1996, respectively.

7. MANDATORILY REDEEMABLE PREFERRED STOCK

  Preferred Stock

     In connection with the Leveraged Recapitalization, the Company issued 5,900,000 shares of Series A Preferred Stock. The holders of the Series A Preferred Stock are entitled to receive dividends at the annual rate of $1.00 per share before any dividend or other distribution may be paid to the holders of Common Stock. Beginning on January 1, 1998 the shares of Series A Preferred Stock will begin to accrue cumulative dividends at an annual rate of 10%. Such dividends are senior in right of payment to any dividends declared on any shares of the Company's capital stock, including the Common Stock. The dividends will accrete based on the effective interest method.

     Upon any liquidation, dissolution or winding up of the Company (a "Liquidation Event"), the holders of the Series A Preferred Stock are entitled to receive, prior to payment of any liquidation proceeds to the holders of the Company's capital stock, including the Common Stock, an amount equal to $10.00 plus all accrued and unpaid dividends per share of Series A Preferred Stock (the "Preferential Amount"). A sale of all or substantially all of the Company's assets or any consolidation or merger of the Company in which holders of the Company's voting securities prior to such merger or consolidation hold less than 50% of the voting power of the surviving entity (a "Change in Control Transaction") will also be regarded as a Liquidation Event and entitle the holders of the Series A Preferred Stock to the Preferential Amount.

     The consent of the holders of at least two-thirds of the then outstanding shares of the Series A Preferred Stock is required in order: (i) to redeem or purchase any shares of the Company's Common Stock, other than repurchases of shares from directors, officers, consultants or employees upon termination of their relationship with the Company or from stockholders or pursuant to rights of first refusal for the benefit of the Company, (ii) to authorize or issue any equity security senior to, or on a parity with, the Series A Preferred Stock with respect to dividends, liquidation preference, voting rights or otherwise or
(iii) to effect any sale of all or substantially all of the Company's assets or any consolidation or merger or any reclassification of shares or any recapitalization or any dissolution, liquidation or winding up of the Company. The consent of the holders of 95% of the Series A Preferred Stock is required for the amendment of the Company's Certificate of Incorporation if such amendment changes the rights, preferences or privileges of the Series A Preferred Stock or would increase the designated number of shares of Series A Preferred Stock. The Series A Preferred Stock does not have the right to vote in the election of directors and has no other voting rights except as described above or required by law.

                           HMT TECHNOLOGY CORPORATION

     The Series A Preferred Stock may be redeemed by the Company at any time, at a redemption price equal to the Preferential Amount. The Company must redeem the outstanding shares of Series A Preferred Stock on January 1, 2006 for $10.00 per share. In addition, after the Company's Subordinated Notes have been retired, the Company is obligated to redeem shares of Series A Preferred Stock, by paying the Preferential Amount from the proceeds of certain financing after December 31, 1997.

     In addition, the Board of Directors is authorized without further action by the Company's stockholders, to issue 9,100,000 shares of Preferred Stock, subject to the rights of the Series A Preferred Stock, in one or more series and to fix the rights, preferences and privileges thereof.

8. STOCKHOLDERS' EQUITY (DEFICIT)

  Common Stock

     The holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. The Series A Preferred Stock agreement restricts dividend payments made to Common Stock holders. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of Series A Preferred Stock, if any, then outstanding. The Common Stock has no preemptive rights or other subscription rights. All outstanding shares of Common Stock are fully paid and nonassessable.

     The Company has not declared or paid cash dividends as of March 31, 1996. Under the terms of the Company's Series A Preferred Stock, no dividends may be paid on the Common Stock unless accumulated and unpaid dividends on the Series A Preferred Stock have been paid in full. In addition, the Company's senior bank credit agreement prohibits the payments of cash dividends on the Common Stock without prior approval from certain senior lenders.

     On April 12, 1996, the Company sold an additional 1,260,000 shares of common stock at $10.00 per share pursuant to the underwriter's over-allotment option, resulting in net proceeds of approximately $11.7 million.

  Warrants

     In connection with the Leveraged Recapitalization, the Company issued to the Banks warrants to purchase 701,344 shares of Common Stock. During the fourth quarter of fiscal 1996, pursuant to the terms of the warrant agreement, the Company exercised its right to repurchase 40% of the outstanding warrants, leaving a balance of warrants to purchase 420,794 shares of common stock. The warrants are exercisable at a purchase price of $0.0003 per share at any time prior to November 30, 2002.

  Stock Option Plans

     In November 1995, the Board of Directors authorized and reserved an aggregate of 12,400,000 shares of Common Stock for issuance under the 1995 Management Stock Option Plan and the 1995 Stock Option Plan.

     In January 1996, the Board of Directors adopted the Directors' Stock Option Plan (the "Director's Plan") to provide for the automatic grant of options to purchase shares of Common Stock to nonemployee directors of the Company (other than employees or affiliates of Summit Partners, L.P. or Hitachi Metals).

     In the event of a merger, consolidation, reverse merger or reorganization, options outstanding under the Directors' Plan will automatically become fully vested and will terminate if not exercised prior to such event.

                           HMT TECHNOLOGY CORPORATION

     No option granted under the Directors' Plan may be exercised after the expiration of ten years from the date it was granted. The exercise price of options under the Directors' Plan will equal the fair market value of the Common Stock on the date of grant. The Directors' Plan will terminate in January 2006, unless earlier terminated by the Board of Directors.

     In January 1996 the Board of Directors adopted the 1996 Equity Incentive Plan (the "Incentive Plan"). The Incentive Plan provides for grants of incentive stock option to employees (including officers and employee directors) and of nonstatutory stock options, restricted stock purchase awards, stock bonuses and stock appreciation rights to employees (including officers and directors) and consultants of the Company.

     The combined maximum number of shares of Common Stock authorized to be issued pursuant to options granted under the Directors' Plan and the Incentive Plan is 3,000,000 shares and as of March 31, 1996 no options had been granted under these plans.

A summary of activity under the Stock Plans is as follows:

                                                                     OPTIONS OUTSTANDING
                                                                 ---------------------------
                                                   SHARES          SHARES           PRICE
                                                 AVAILABLE          UNDER            PER
                                                 FOR GRANT         OPTION           SHARE
                                                ------------     -----------     -----------
     Authorized...............................    15,400,000              --              --
     Granted..................................   (12,284,150)     12,284,150     $0.03-10.00
     Cancellations............................        15,306         (15,306)           0.03
     Exercised................................            --      (8,351,121)     0.03- 0.10
                                                ------------     -----------
     Balance at March 31, 1996................     3,131,156       3,917,723     $0.03-10.00

     Upon grant, 1,550,000 options vested immediately and were exercised. An additional 1,464,048 options vested upon completion of the IPO and certain other performance goals. The majority of remaining outstanding options will vest ratably over a four year period. Of the options to purchase 12,284,150 shares granted to all optionees, options to purchase 8,339,000 shares were exercised pursuant to early exercise provisions contained in the holders' stock option agreements. As of March 31, 1996, 4,977,055 shares of Common Stock exercised pursuant to early exercise provisions were subject to repurchase at prices ranging from $0.03 to $0.10 per share upon termination of employment. The options expire no later than ten years after the date of grant.

EMPLOYEE STOCK PURCHASE PLAN

     In January 1996, the Board adopted the Employee Stock Purchase Plan (the "Purchase Plan") covering an aggregate of 500,000 shares of Common Stock. Under the Purchase Plan substantially all employees may be granted the opportunity to purchase shares of common stock at 85% of the lower of the fair market value of the Common Stock on the commencement date of each offering period or the specified purchase date (generally April 30 and October 31 of each year).

                           HMT TECHNOLOGY CORPORATION

9. INCOME TAXES

     The provision for income taxes consists of the following:

                                                                 YEAR ENDED MARCH 31,
                                                            -------------------------------
                                                             1994        1995        1996
                                                            -------     -------     -------
                                                                    (IN THOUSANDS)
    Current:
      Federal.............................................       --          --     $10,095
      State...............................................  $    22     $    20       2,460
    Deferred:
      Federal.............................................       --          --      (9,291)
      State...............................................       --          --        (674)
                                                            -------     -------     -------
                                                            $    22     $    20     $ 2,590
                                                            =======     =======     =======

     The Company's effective tax rate differs from the statutory federal income tax rate as follows:

                                                                    YEAR ENDED MARCH 31,
                                                                  -------------------------
                                                                  1994      1995      1996
                                                                  -----     -----     -----
    Income tax provision (benefit) at statutory rate............  (34.0)%   (34.0)%    35.0%
                                                                  -----     -----     -----
    Net operating loss benefit..................................   34.0      34.0        --
    Benefit of foreign sales corporation........................     --        --     (1.0)
    State income taxes..........................................    0.1       0.2       2.6
    Benefit of operating losses.................................     --        --     (25.5)
    Other.......................................................     --        --       7.4
    Change in valuation allowance...............................     --        --     (13.3)
                                                                  -----     -----     -----
              Effective tax rate................................    0.1%      0.2%      5.2%
                                                                  =====     =====     =====

     The components of the deferred tax assets are as follows:

                                                                        YEAR ENDED MARCH
                                                                               31,
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Deferred tax assets:
      Accrued vacation...............................................  $   216     $   330
      Inventory reserve..............................................    1,828         953
      Depreciation...................................................     (451)        873
      Allowances and other accrued liabilities.......................      898       3,650
      Net operating loss carryforward................................   21,309       4,159
                                                                       -------     -------
              Total deferred tax assets..............................   23,800       9,965
    Less valuation allowance.........................................  (23,800)         --
                                                                       -------     -------
              Net deferred tax assets................................  $    --     $ 9,965
                                                                       =======     =======

     Although realization of the deferred tax assets is not assured, the Company believes that it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax asset considered realizable could be reduced if estimates of future taxable income decline significantly.

     At March 31, 1996, the Company had federal net operating loss carryforwards of approximately $12.2 million available to offset future taxable income. These net operating loss carryforwards expire in the years 2008 to 2010. Because the Leveraged Recapitalization caused an ownership change, as

                           HMT TECHNOLOGY CORPORATION
defined by tax law, the Company's ability to use its net operating loss carryforwards from November 30, 1995 is limited to a specified dollar amount each year.

     Prior to the Leveraged Recapitalization, the Company was a member of a combined group for California tax reporting purposes and began to report on a single entity basis after the Leveraged Recapitalization. The combined group elected the water's edge method (being that all taxable income from foreign affiliates generated outside of the United States is excluded from the calculation of California income tax) of reporting for California tax purposes. The Company had a tax sharing agreement with the former combined group to pay a share of the combined group's California tax liability through November 30, 1995. The Company's current state provision represents its share of the combined group's California tax liability through November 30, 1995, plus its California tax liability for the period from December 1, 1995 through March 31, 1996, computed on a single entity basis.

10. 401(K) PLAN

     The Company has a deferred tax savings 401(k) plan and generally matches 50% of employee contributions up to 4% of gross salaries. The employer contributions do not vest until the employee's second year of service, at which time the contributions vest 100%. All employees employed for at least six months are eligible to participate under the plan. The Company contributed to the plan approximately $0.2 million per year in fiscal 1994, 1995 and $0.3 million in fiscal year 1996.

11. SUBSEQUENT EVENTS

  Asset Purchase

     In May 1996, the Company purchased an aluminum substrate manufacturing facility and other related equipment in Eugene, Oregon for approximately $5.0 million. The acquisition will be accounted for as an asset purchase, and acquisition related expenses are not expected to have a significant impact on first quarter fiscal 1997 results.

  Follow-on Offering

     In May 1996, the Board of Directors approved the filing of a registration statement with the Securities and Exchange Commission covering the proposed sale of 4,000,000 shares of Common Stock and $150.0 million par value convertible subordinated notes.

                                      LOGO

APPENDIX -- DESCRIPTION OF GRAPHICS

INSIDE FRONT COVER

Three pictures depicting a robot used for texturizing.
(Top Left)

Picture of a multi-chamber, single disk static sputtering machine.
(Top Middle)

Picture depicting a man operating glide and certification disk testers. (Bottom Left)

Picture depicting a glide test module testing glide height specifications. (Bottm Right)

PG. 32

Graphic of a hard disk drive with labelling of principal parts.

PG. 37

Flowchart and graphic of principal process steps of the thin film disk production process.

INSIDE BACK COVER

Picture depicting a machine testing disks for match with specifications. (Top Left)

Picture of an Atomic Force/Magnetic Force Microscope work area.
(Top Right)

Picture of HMT corporate headquarters.
(Middle)

Picture depicting a woman testing quality of incoming disk substrates. (Bottom Left)

Picture of four hard disk drives undergoing testing.
(Bottom Right)

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates except for the registration fee and the NASD filing fee.

    Registration fee..........................................................  $101,215
    NASD filing fee...........................................................    30,500
    Blue sky qualification fee and expenses...................................    10,000
    Printing and engraving expenses...........................................   100,000
    Legal fees and expenses...................................................   100,000
    Accounting fees and expenses..............................................    30,000
    Transfer agent and registrar fees (Common Stock)..........................    10,000
    Trustee, transfer agent, conversion agent and transfer fees (Notes).......     7,500
    Miscellaneous.............................................................   110,785
                                                                                --------
              Total...........................................................  $500,000
                                                                                ========

ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Bylaws also provide that the Registrant will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent not prohibited by Delaware law.

     The Registrant's Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such an injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     The Registrant has entered into agreements with its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Since January 1993, the Registrant has sold and issued the following unregistered securities:

          (1) In November 1995, the Registrant sold 21,968,057 shares of Common Stock to a group of accredited investors for cash in the aggregate amount of $708,647.

          (2) In November 1995, the Registrant sold 5,900,000 shares of Mandatorily Redeemable Series A Preferred Stock to a group of accredited investors for cash in the aggregate of $59,000,000.

          (3) In November 1995, the Registrant sold Subordinated Promissory Notes in the principal amount of $46,999,995 to a group of accredited investors for cash.

          (4) Since January 1993, the Registrant has granted options to purchase an aggregate of 12,172,150 shares of the Registrant's Common Stock to employees, directors and consultants under its 1995 Management Stock Option Plan and 1995 Stock Option Plan, at a weighted average exercise price of $0.04 per share. Of such options, options to purchase 7,688,000 shares have been exercised.

     The sales and issuances of securities in the transactions described in paragraphs (1), (2) and (3) were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder. With respect to the grant of stock options described in paragraph (4), an exemption from registration under the Securities Act was unnecessary in that none of such transactions involved a sale of securities as such term is used in Section 2(3) of the Securities Act. Issuance of shares upon exercise thereof was in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

     Appropriate legends are affixed to the stock certificates issued in the aforementioned transactions. Similar legends were imposed with any subsequent sales of any such securities. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS.

EXHIBIT
NUMBER                                DESCRIPTION OF DOCUMENT
- -------  ----------------------------------------------------------------------------------
   1.1   Form of Underwriting Agreement for Common Stock.
   1.2   Form of Underwriting for Notes.
   2.1+  Recapitalization Agreement by and among the Company and the Investors listed on
         Exhibit A thereto dated October 31, 1995.
   2.2+  Redemption Agreement by and between the Company and Hitachi Metals, dated November
         30, 1995.
   3.2+  Amended and Restated Certificate of Incorporation of the Registrant.
   3.3+  Bylaws of the Registrant.
   4.1+  Reference is made to Exhibits 3.2 through 3.3.
   4.2+  Specimen stock certificate.
   4.3   Form of Indenture.
   4.4   Form of Note (included in and incorporated by reference from Exhibit 4.3).
   5.1*  Opinion of Cooley Godward Castro Huddleson & Tatum.
  10.1+  Lease Agreement between the Company and Sun Life Assurance Company of Canada,
         dated January 5, 1989, as amended.
  10.2+  Sublease Agreement between the Company and McKenzie Socket Technology, dated
         December 22, 1992, as amended.

EXHIBIT
NUMBER                                DESCRIPTION OF DOCUMENT
- -------  ----------------------------------------------------------------------------------
  10.3+  Lease Agreement between the Company and Amorok/Wells Venture, dated August 15,
         1990, as amended.
  10.4+  Form of Indemnity Agreement entered into between the Registrant and its directors and executive officers.
  10.5+  Registrant's 1995 Stock Option Plan (the "1995 Plan").
  10.6+  Form of Incentive Stock Option under the 1995 Plan.
  10.7+  Form of Early Exercise Agreement under the 1995 Plan.
  10.8+  Registrant's 1995 Management Stock Option Plan (the "Management Plan").
  10.9+  Form of Incentive Stock Option under the Management Plan.
 10.10+  Form of Early Exercise Agreement under the Management Plan.
 10.11+  Registrant's 401(k) Profit Sharing Plan.
         Revolving Credit and Term Loan Agreement by and among the Company, First National
 10.12+  Bank of Boston and Banque Paribas, dated November 30, 1995 (the "Credit
         Agreement").
10.12.1  First Amendment to the Credit Agreement dated February 22, 1996.
10.12.2  Second Amendment to the Credit Agreement dated March 31, 1996.
         Warrant Purchase Agreement by and among the Company, First National Bank of Boston
 10.14+  and Banque Paribas dated November 30, 1995.
 10.15+  Example of Common Stock Purchase Warrant dated November 30, 1995.
 10.16+  Example of Subordinated Promissory Note dated November 30, 1995.
         Master Lease Agreement by and between the Company and Comdisco, dated November 30,
 10.17+  1995.
         Investor Rights Agreement by and among the Company, certain of the Company's
 10.18+  officers, and the Investors listed on Exhibit A of the Recapitalization Agreement, dated November 30, 1995.
 10.20+  Registrant's 1996 Equity Incentive Plan (the "Incentive Plan").
 10.21+  Form of Incentive Stock Option under the Incentive Plan.
 10.22+  Form of Non-statutory Stock Option under the Incentive Plan.
 10.23+  Registrant's Employee Stock Purchase Plan.
 10.24+  Registrant's Non-Employee Directors' Stock Option Plan (the "Directors' Plan").
 10.25+  Form of Non-Statutory Stock Option under the Directors' Plan.
 10.26+  Registrant's Executive Severance Plan.
  11.1   Statement Regarding Calculation of Net Income (loss) per share.
  12.1   Statement Regarding Computation of Ratios of Earnings to Fixed Ratios.
  16.1*  Letter from Ernst & Young LLP regarding change in certifying accountant.
  23.1   Consent of Coopers & Lybrand L.L.P. Reference is made to page II-7.
  23.2*  Consent of Cooley Godward Castro Huddleson & Tatum (included in Exhibit 5.1).
  23.3   Consent of Willamette Management Associates. Reference is made to page II-8.
  24.1   Power of Attorney. Reference is made to page II-5.
  25.1   Statement of Eligibility of Trustee on Form T-1.
  27.1   Financial Data Schedule.

- ---------------
 *  To be filed by amendment.
 +  Previously filed in Registration Statement No. 333-450.

     (B) FINANCIAL STATEMENT SCHEDULES.

     All other schedules are omitted because they are not required, they are not applicable or the information is already included in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     The undersigned Registrant hereby undertakes that: (1) for purposes of determining any liability under the Act, the information omitted from the form of prospectus as filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of the registration statement as of the time it was declared effective, and
(2) for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offerings of such securities at that time shall be deemed to be the initial bona fide offerings thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, County of Alameda, State of California, on the 29th day of May 1996.

                                          HMT TECHNOLOGY CORPORATION

                                          By:     /s/  RONALD L. SCHAUER

                                            ------------------------------------
                                                     Ronald L. Schauer
                                             President, Chief Executive Officer
                                                 and Chairman of the Board
                                               (Principal Executive Officer)

                               POWER OF ATTORNEY

     Know all persons by these presents, that each person whose signature appears below constitutes and appoints Ronald L. Schauer and Peter S. Norris his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement on Form S-1, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                   SIGNATURE                               TITLE                    DATE
- -----------------------------------------------  --------------------------  ------------------
            /s/  RONALD L. SCHAUER               President, Chief Executive        May 29, 1996
- -----------------------------------------------    Officer and Chairman of
               Ronald L. Schauer                   the Board (Principal
                                                   Executive Officer)
             /s/  PETER S. NORRIS                Vice President, Finance,          May 29, 1996
- -----------------------------------------------    Chief Financial Officer
                Peter S. Norris                    and Treasurer (Principal
                                                   Financial Officer)
             /s/  BRUCE C. EDWARDS               Director                          May 29, 1996
- -----------------------------------------------
               Bruce C. Edwards
             /s/  NEIL M. GARFINKEL              Director                          May 29, 1996
- -----------------------------------------------
               Neil M. Garfinkel

                   SIGNATURE                               TITLE                    DATE
- -----------------------------------------------  --------------------------  ------------------
            /s/  WALTER G. KORTSCHAK             Director                          May 29, 1996
- -----------------------------------------------
              Walter G. Kortschak
                                                 Director                                , 1996
- -----------------------------------------------
               Shotaro Takemoto
              /s/  ROBERT G. TEAL                Director                          May 29, 1996
- -----------------------------------------------
                Robert G. Teal
       *By          /s/  PETER S. NORRIS
- -----------------------------------------------
                Peter S. Norris
               Attorney-in-fact

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the inclusion in this registration statement on Form S-1 (File No.
333-      ) of our report dated April 25, 1996 except for Note 11, as to which the date is May 28, 1996, on our audits of the consolidated financial statements of HMT Technology Corporation and its subsidiary. We also consent to the reference to our firm under the caption "Experts."

                                            /s/  COOPERS & LYBRAND L.L.P.
                                            COOPERS & LYBRAND L.L.P.

San Jose, California
May 29, 1996

                                                                    EXHIBIT 23.3

                  CONSENT OF WILLAMETTE MANAGEMENT ASSOCIATES

We consent to the inclusion in this registration statement on Form S-1 (File No. 333-450) of our firm's name under the caption "Leveraged Recapitalization." Our consent does not constitute admission that we are persons of the type required to be named by Item 509 of Regulation S-K.

                                      WILLAMETTE MANAGEMENT ASSOCIATES

                                      By: /s/ ROBERT P. SCHWEISH

                                      ------------------------------------------
                                          Robert P. Schweish

May 28, 1996

                                  SCHEDULE II

                           HMT TECHNOLOGY CORPORATION

                       VALUATION AND QUALIFYING ACCOUNTS

                                 (In thousands)

                                   BALANCE AT   CHARGED TO   CHARGED TO                BALANCE AT
                                   BEGINNING    COSTS AND      OTHER                      END
       ACCOUNT DESCRIPTION         OF PERIOD     EXPENSES     ACCOUNTS    DEDUCTIONS   OF PERIOD
- ---------------------------------- ----------   ----------   ----------   ----------   ----------
Year ended March 31, 1994
  Provision for loss on
     inventory....................   $2,010       $2,971       $   --      $ (3,061)     $1,920
  Allowance for doubtful accounts
     receivable...................       81         (264)          --           303         120
Year ended March 31, 1995
  Provision for loss on
     inventory....................   $1,920       $5,045       $   --      $ (2,509)     $4,456
  Allowance for doubtful accounts
     receivable...................      120         (135)          --          (152)        137
Year ended March 31, 1996
  Provision for loss on
     inventory....................   $4,456       $  635       $   --      $  3,573      $1,518
  Allowance for doubtful accounts
     receivable...................      137          450           --            25         612

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                                        EXHIBIT
- -------  ----------------------------------------------------------------------------------
   1.1   Form of Underwriting Agreement for Common Stock.
   1.2   Form of Underwriting for Notes.
   2.1+  Recapitalization Agreement by and among the Company and the Investors listed on
         Exhibit A thereto dated October 31, 1995.
   2.2+  Redemption Agreement by and between the Company and Hitachi Metals, dated November
         30, 1995.
   3.2+  Amended and Restated Certificate of Incorporation of the Registrant.
   3.3+  Bylaws of the Registrant.
   4.1   Reference is made to Exhibits 3.2 through 3.3.
   4.2+  Specimen stock certificate.
   4.3   Form of Indenture.
   4.4   Form of Note (included in and incorporated by reference from Exhibit 4.3).
   5.1*  Opinion of Cooley Godward Castro Huddleson & Tatum.
  10.1+  Lease Agreement between the Company and Sun Life Assurance Company of Canada,
         dated January 5, 1989, as amended.
  10.2+  Sublease Agreement between the Company and McKenzie Socket Technology, dated
         December 22, 1992, as amended.
  10.3+  Lease Agreement between the Company and Amorok/Wells Venture, dated August 15,
         1990, as amended.
  10.4+  Form of Indemnity Agreement entered into between the Registrant and its directors and executive officers.
  10.5+  Registrant's 1995 Stock Option Plan (the "1995 Plan").
  10.6+  Form of Incentive Stock Option under the 1995 Plan.
  10.7+  Form of Early Exercise Agreement under the 1995 Plan.
  10.8+  Registrant's 1995 Management Stock Option Plan (the "Management Plan").
  10.9+  Form of Incentive Stock Option under the Management Plan.
 10.10+  Form of Early Exercise Agreement under the Management Plan.
 10.11+  Registrant's 401(k) Profit Sharing Plan.
         Revolving Credit and Term Loan Agreement by and among the Company, First National
 10.12+  Bank of Boston and Banque Paribas, dated November 30, 1995 (the "Credit
         Agreement").
10.12.1  First Amendment to the Credit Agreement dated February 22, 1996.
10.12.2  Second Amendment to the Credit Agreement dated March 31, 1996.
         Warrant Purchase Agreement by and among the Company, First National Bank of Boston
 10.14+  and Banque Paribas dated November 30, 1995.
 10.15+  Example of Common Stock Purchase Warrant dated November 30, 1995.
 10.16+  Example of Subordinated Promissory Note dated November 30, 1995.
         Master Lease Agreement by and between the Company and Comdisco, dated November 30,
 10.17+  1995.
         Investor Rights Agreement by and among the Company, certain of the Company's
 10.18+  officers, and the Investors listed on Exhibit A of the Recapitalization Agreement, dated November 30, 1995.
 10.20+  Registrant's 1996 Equity Incentive Plan (the "Incentive Plan").
 10.21+  Form of Incentive Stock Option under the Incentive Plan.
 10.22+  Form of Non-statutory Stock Option under the Incentive Plan.

EXHIBIT
NUMBER                                        EXHIBIT
- -------  ----------------------------------------------------------------------------------
 10.23+  Registrant's Employee Stock Purchase Plan.
 10.24+  Registrant's Non-Employee Directors' Stock Option Plan (the "Directors' Plan").
 10.25+  Form of Non-Statutory Stock Option under the Directors' Plan.
 10.26+  Registrant's Executive Severance Plan.
  11.1   Statement regarding calculation of net income (loss) per share.
  12.1   Statement Regarding Computation of Ratios of Earnings to Fixed Ratios.
  16.1*  Letter from Ernst & Young LLP regarding change in certifying accountant.
  23.1   Consent of Coopers & Lybrand L.L.P. Reference is made to page II-7.
  23.2*  Consent of Cooley Godward Castro Huddleson & Tatum (included in Exhibit 5.1).
  23.3   Consent of Willamette Management Associates. Reference is made to page II-8.
  24.1   Power of Attorney. Reference is made to page II-5.
  25.1   Statement of Eligibility of Trustee on Form T-1.
  27.1   Financial Data Schedule.

- ---------------
 *  To be filed by amendment.
 +  Previously filed in Registration Statement No. 333-450.